Universal

UNIVERSAL
LOGISTICS HOLDINGS, INC.

2025

NOTICE OF ANNUAL MEETING, PROXY STATEMENT AND ANNUAL REPORT

UNIVERSAL LOGISTICS HOLDINGS, INC.
12755 E. Nine Mile Road
Warren, Michigan 48089
(586) 920-0100
www.universallogistics.com

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on April 29, 2026

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Dear Stockholders:

You are cordially invited to attend the 2026 annual meeting of stockholders of Universal Logistics Holdings, Inc., a Nevada corporation (the "Company"). The Annual Meeting will be held on Wednesday, April 29, 2026, at 10:00 a.m., local time, at 12225 Stephens Road, Warren, Michigan 48089.

At the Annual Meeting, stockholders will be asked to consider and vote upon the following matters:

1. The election of nine (9) directors to serve until the next annual meeting of stockholders and until their respective successors are duly elected and qualified;

2. A non-binding advisory vote to approve the compensation of the Company's named executive officers;

3. The ratification of the appointment of Ernst and Young, LLP as the Company's independent registered public accounting firm for the 2026 fiscal year; and

4. Such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Each of these matters is more fully described in the accompanying proxy statement.

Only stockholders of record of the Company's common stock as of the close of business on March 13, 2026 are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting in person, we encourage you to promptly vote your shares to ensure that they are represented at the meeting.

We appreciate your continued support and interest in Universal Logistics Holdings, Inc.

By order of the board of directors,

/s/ Steven Fitzpatrick

STEVEN FITZPATRICK
Vice President – Finance and Investor Relations, Secretary

March 31, 2026

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on April 29, 2026:

The proxy materials for the 2026 Annual Meeting of Stockholders of Universal Logistics Holdings, Inc., including the Company's Proxy Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2025, are available for viewing online at www.proxyvote.com.

UNIVERSAL LOGISTICS HOLDINGS, INC.

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PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 29, 2026

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TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

This proxy statement contains information relating to the solicitation of proxies by the Board of Directors (the "Board") of Universal Logistics Holdings, Inc., a Nevada corporation ("Universal," the "Company," "we," "us," or "our"), in connection with the Company's 2026 Annual Meeting of Stockholders, including any adjournment or postponement thereof (the "Annual Meeting").

This proxy statement is furnished by the Board for use at the Annual Meeting, which will be held on April 29, 2026, at 10:00 a.m., Eastern Time, at 12225 Stephens Road, Warren, Michigan 48089.

This proxy statement and the accompanying form of proxy are first being mailed on or about March 31, 2026 to stockholders of record of the Company's common stock as of the close of business on March 13, 2026 (the "Record Date").

The following questions and answers are intended to address certain frequently asked questions regarding the Annual Meeting. These questions and answers do not purport to be complete and may not contain all of the information that is important to you. You are encouraged to read this entire proxy statement carefully and to review the more detailed information contained elsewhere herein.

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will be asked to consider and vote on the matters described in the accompanying Notice of Annual Meeting of Stockholders and this proxy statement. These matters include the election of directors, an advisory (non-binding) vote to approve the compensation of the Company's named executive officers, and the ratification of the appointment of the Company's independent registered public accounting firm. Stockholders will also transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Who is entitled to vote?

Only stockholders of record of the Company's common stock as of the close of business on the Record Date are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. Each share of common stock outstanding on the Record Date is entitled to one vote on each matter properly presented at the Annual Meeting.

What is the difference between a "stockholder of record" and a "street name" holder?

These terms describe how your shares are held. If your shares are registered directly in your name with the Company's transfer agent, Computershare Trust Company, you are considered a stockholder of record. If your shares are held for you in an account at a brokerage firm, bank, trust company, or other nominee, you are considered a beneficial owner of shares held in "street name," and your broker or nominee is the stockholder of record for those shares.

Who can attend the Annual Meeting?

All stockholders as of the Record Date, or their duly authorized proxies, are entitled to attend the Annual Meeting.

What is required for admission to the Annual Meeting?

Stockholders or their duly authorized proxies planning to attend the Annual Meeting in person may be required to present appropriate identification and evidence of share ownership as of the Record Date. Stockholders whose shares are registered directly in their name with the Company's transfer agent will be admitted upon verification of ownership.

Beneficial owners of shares held in "street name" should bring a copy of a brokerage statement or other documentation reflecting ownership of the Company's common stock as of the Record Date.

Stockholders planning to attend the Annual Meeting in person are requested to notify the Company at least 48 hours in advance of the meeting by contacting the Company at corporatesecretary@universallogistics.com.

Stockholders who have submitted a proxy are not required to attend the Annual Meeting in person in order for their shares to be voted. The Company encourages all stockholders to promptly submit their proxy, regardless of whether they plan to attend the Annual Meeting in person.

What is a proxy?

A proxy is your legal authorization for another person to vote your shares of common stock on your behalf. By completing, signing, dating, and returning the enclosed proxy card, or by submitting your proxy by telephone or via the Internet, you authorize the individuals designated as proxies by the Board of Directors to vote your shares as indicated on the proxy card.

If you properly submit a proxy but do not specify how your shares are to be voted, the individuals designated as proxies will vote your shares in accordance with the recommendations of the Board of Directors.

What constitutes a quorum?

A quorum is present at the Annual Meeting if holders of a majority of the outstanding shares of the Company's common stock entitled to vote at the Annual Meeting are present in person or represented by proxy, as provided under the Nevada Revised Statutes.

As of the Record Date, 26,350,058 shares of the Company's common stock were outstanding and entitled to vote at the Annual Meeting.

Shares represented by proxies marked "withhold," "abstain," or constituting broker non-votes will be counted for purposes of determining the presence of a quorum, , in accordance with the Nevada Revised Statutes and the Company's bylaws.

How do I vote?

Stockholders may vote by completing, signing, and returning the accompanying proxy card, or by following the alternative voting procedures described on the proxy card, including voting by telephone or via the Internet, if available.

If you properly complete, sign, and return a proxy card, your shares will be voted in accordance with the instructions you provide. If you submit a proxy but do not specify how your shares are to be voted, the individuals named as proxies will vote your shares in accordance with the recommendations of the Board of Directors, as set forth in this proxy statement.

If you hold your shares in "street name" through a broker, bank, or other nominee, you must follow the voting instructions provided by that nominee in order for your shares to be voted.

Under applicable stock exchange rules, brokers and other nominees may not exercise discretionary voting authority with respect to certain matters that are considered non-routine unless they receive specific voting instructions from the beneficial owner. Non-routine matters include, among others, the election of directors and the advisory (non-binding) vote to approve executive compensation (commonly referred to as "say-on-pay"). Accordingly, if you do not provide voting instructions to your broker or nominee, your shares will not be voted on these non-routine matters and will not be counted for purposes of determining the approval of those proposals. However, such shares will be counted for purposes of determining whether a quorum is present at the Annual Meeting.

The proposal to ratify the appointment of Ernst and Young, LLP as the Company's independent registered public accounting firm for the 2026 fiscal year is considered a routine matter. As a result, if you hold your shares in street name and do not provide voting instructions with respect to this proposal, your broker or nominee may exercise discretionary authority to vote your shares on this proposal.

Stockholders of record as of the Record Date may also vote their shares in person at the Annual Meeting.

What is a broker non-vote?

A broker non-vote generally occurs when a broker, bank, or other nominee holding shares in street name does not receive voting instructions from the beneficial owner with respect to a particular proposal and does not have discretionary authority to vote those shares on such proposal.

Under applicable NASDAQ rules, brokers and other nominees do not have discretionary voting authority with respect to non-routine matters, including the election of directors and the advisory vote to approve executive compensation, absent specific instructions from the beneficial owners of the shares.

What are the Board's recommendations?

Unless you instruct otherwise on your proxy card, the individuals named as proxies will vote your shares in accordance with the recommendations of the Board of Directors. The Board's recommendations are presented together with each proposal elsewhere in this proxy statement.

In summary, the Board of Directors recommends that stockholders vote:

- **FOR** the election of each of the director nominees named in this proxy statement;

- **FOR** the advisory (non-binding) vote to approve the compensation of the Company's named executive officers; and

- **FOR** the ratification of the appointment of Ernst and Young, LLP as the Company's independent registered public accounting firm for the 2026 fiscal year.

What vote is required to approve each proposal?

Election of Directors. Directors are elected by a plurality of the votes cast by the holders of shares of the Company's common stock present in person or represented by proxy and entitled to vote at the Annual Meeting. Votes withheld and broker non-votes will not be counted as votes cast for or against any nominee and will have no effect on the outcome of the election.

Advisory Vote on Executive Compensation. The approval of the advisory (non-binding) vote to approve the compensation of the Company's named executive officers requires the affirmative vote of a majority of the votes cast in person or represented by proxy at the Annual Meeting on this proposal, provided a quorum is present. Because this vote is advisory, it will not be binding on the Company or the Board of Directors.

Other Proposals. The approval of each proposal other than the election of directors and the advisory vote on executive compensation requires the affirmative vote of a majority of the votes cast in person or represented by proxy at the Annual Meeting on the applicable proposal, provided a quorum is present.

Shares represented by proxies marked "ABSTAIN" with respect to any proposal will not be counted as votes cast on that proposal and therefore will have no effect on the outcome of the vote. However, such shares will be counted for purposes of determining whether a quorum is present at the Annual Meeting.

Are there other matters to be voted on at the Annual Meeting?

As of the date of this proxy statement, the Board of Directors is not aware of any matters to be presented for action at the Annual Meeting other than those described herein. If any other matters are properly presented for consideration at the Annual Meeting or any adjournment or postponement thereof, the persons named as proxies will have discretionary authority to vote the shares represented by proxy on such matters in accordance with their best judgment.

Can I revoke or change my proxy after I return my proxy card?

Yes. A stockholder may revoke or change a proxy at any time before it is exercised at the Annual Meeting by submitting a later-dated proxy (including by telephone or Internet, if available), by delivering a written notice of revocation to the Company prior to the meeting, or by voting in person at the Annual Meeting. Attendance at the Annual Meeting alone will not revoke a proxy unless you vote at the meeting.

If you hold your shares in "street name" through a broker, bank, or other nominee, you must follow the instructions provided by that nominee to revoke or change your proxy or voting instructions. In addition, if you wish to vote in person at the Annual Meeting, you must obtain a legal proxy from your broker, bank, or other nominee authorizing you to vote the shares.

Who is paying for the expenses involved in preparing and mailing this proxy statement?

The Company will bear the costs of preparing, assembling, printing, and mailing these proxy materials, as well as the costs of soliciting proxies. In addition to solicitation by mail, proxies may be solicited by the Company's directors, executive officers, and other employees, without additional compensation, in person, by telephone, or by other means of communication.

The Company will reimburse brokers, banks, and other nominees for their reasonable out-of-pocket expenses incurred in forwarding proxy materials to beneficial owners of the Company's common stock.

How many directors are there?

The Company's bylaws provide that the Board of Directors shall consist of not fewer than one nor more than fifteen directors, with the exact number of directors fixed from time to time by the Board.

The Board currently consists of ten directors. One current director has advised the Company that he will not stand for re-election at the Annual Meeting. Accordingly, the Board has nominated nine individuals for election at the Annual Meeting. Each nominee has indicated a willingness to serve if elected.

Following the Annual Meeting, the Board expects to have one vacancy, which the Board may fill in accordance with the Company's bylaws and applicable law prior to the 2027 Annual Meeting of Stockholders. Under Nevada law and the Company's bylaws, the filling of Board vacancies between annual meetings is a customary governance practice and within the authority of the Board of Directors.

How long do directors serve?

Under the Company's bylaws, each director is elected to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualified, or until such director's earlier resignation, removal, or death. Directors elected to fill vacancies or newly created directorships serve for the remainder of the term of the class in which the vacancy occurred, if applicable.

Do the stockholders elect the executive officers?

No. The Board of Directors appoints the Company's executive officers. Executive officers serve at the discretion of the Board until their successors are appointed and qualified or until their earlier death, retirement, resignation, or removal.

Where can I find the voting results of the Annual Meeting?

The Company intends to report the final voting results of the Annual Meeting in a Current Report on Form 8-K filed with the Securities and Exchange Commission within four business days after the conclusion of the Annual Meeting.

Our Website

We maintain an Internet website at www.universallogistics.com.

Information contained on, or accessible through, our website is not incorporated by reference into this proxy statement and does not constitute a part of this proxy statement or any other filing we make with the Securities and Exchange Commission.

We use our website as a channel for the dissemination of information about the Company, including for the disclosure of information that may be deemed material, in compliance with the Securities and Exchange Commission's Regulation FD. Such disclosures are typically made through the Investor Relations section of our website. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following the Company's press releases, filings with the Securities and Exchange Commission and public conference calls.

Whether or not you plan to attend the Annual Meeting, you are urged to promptly submit your proxy to ensure that your shares are represented at the meeting.

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BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Directors

The Board of Directors currently consists of ten (10) directors. Each director is elected annually and serves until the next annual meeting of stockholders and until his or her successor is duly elected and qualified, or until such director's earlier resignation, removal, or death.

One current director has advised the Company that he will not stand for re-election at the Annual Meeting. Accordingly, the Board of Directors has nominated nine (9) individuals for election at the Annual Meeting.

The biographical information set forth below for each director nominee includes information regarding the nominee's service as a director, business experience, directorships held currently or at any time during the past five years, and the experience, qualifications, attributes, and skills that led the Board of Directors to conclude that the nominee should serve as a director.

Grant E. Belanger *Director Since 2016*

Grant E. Belanger, 65, is the principal of G. Belanger Consultants LLC, a management consulting firm. Mr. Belanger spent 30 years at Ford Motor Company, where he held senior management roles, including Executive Director of Material Planning and Logistics. While at Ford, he also served on the board of directors of Ford Otosan, a publicly traded joint venture between Ford Motor Company and Koç Holding A.Ş. in Turkey. He currently serves as Chair of our Audit Committee.

Mr. Belanger brings extensive leadership experience in global manufacturing, transportation, and logistics, along with strong financial and governance expertise. His background in managing complex supply chains and capital-intensive operations, combined with his original equipment manufacturer perspective, provides valuable insight to the Board. The Board believes Mr. Belanger's experience and judgment make him well-qualified to serve as a director and recommends his election.

Frederick P. Calderone *Director Since 2009*

Frederick P. Calderone, 75, retired in 2016 after more than 20 years as Vice President of CenTra, Inc., a diversified holding company owned by the Moroun family. Earlier in his career, Mr. Calderone was a partner with Deloitte, Haskins & Sells. Since 1998, he has served as a member of the board of directors of PAMT CORP.

Mr. Calderone brings deep technical expertise in financial reporting, generally accepted accounting principles, taxation, budgeting, and financial analysis, developed through decades of senior executive and public-company board service. His long-standing experience advising transportation and logistics businesses provides the Board with critical insight into complex accounting matters, tax planning, and regulatory compliance. The Board believes Mr. Calderone's specialized accounting and tax expertise, together with his extensive public-company governance experience, makes him uniquely qualified to serve as a director and strongly supports his election.

Clarence W. Gooden *Director Since 2018*

Clarence W. Gooden, age 74, retired from CSX Corporation in May 2017 after a 47-year career. During his tenure, Mr. Gooden held numerous senior leadership roles, including Vice Chairman and President from September 2015 through February 2017. Mr. Gooden currently serves on the board of Milestone Investment Holdings, LLC. He previously served as a director of the National Association of Manufacturers, TTX Company, and the National Freight Transportation Association, and as a member of the Atlanta Federal Reserve Bank Trade and Transportation Advisory Council.

Mr. Gooden brings extensive executive leadership experience and deep industry relationships across railroads, transportation, logistics, finance, energy, and commodities. His perspective as a former chief executive of a major transportation enterprise provides valuable insight into large-scale operations, capital allocation, and strategic execution. The Board believes Mr. Gooden's experience, industry stature, and strategic judgment make him well-qualified to serve as a director and recommends his election.

Marcus D. Hudson   *Director Since 2023*

Marcus D. Hudson, age 55, is Senior Managing Director of Calderone Hudson Group, where he specializes in insolvency and restructuring advisory services. He is currently a member of our Audit Committee. Mr. Hudson has more than 25 years of senior financial leadership, consulting, and advisory experience across a range of industries, including manufacturing, municipalities, and utilities. He has held senior leadership roles with the Wayne County Airport Authority, Tecumseh Products Company, and BBK, Ltd. Mr. Hudson is a certified public accountant and holds an M.B.A. from the University of Michigan Ross School of Business and a B.A. in Accounting from Michigan State University.

Mr. Hudson brings strong financial, accounting, and restructuring expertise, along with experience advising organizations through periods of change. His understanding of capital structure, liquidity management, and operational finance, combined with familiarity with the industries served by the Company's customers, provides valuable insight to the Board. The Board believes Mr. Hudson's experience and judgment make him well-qualified to serve as a director and recommends his election.

Matthew T. Moroun   *Director Since 2004*

Matthew T. Moroun, age 52, serves as Chair of our Board of Directors, Executive Committee, and Compensation Committee. Mr. Moroun plays a significant role in shaping the management and operating policies of a portfolio of family-owned businesses engaged in transportation, insurance, business services, and real estate development and management. He has served as a director of PAMT CORP since 1992 and has served as its Chair since 2007, providing decades of continuity in public-company governance and leadership.

Mr. Moroun brings long-standing, hands-on leadership experience overseeing complex, asset-intensive businesses with significant operating, regulatory, and capital requirements. His experience spans transportation, automotive, real estate, infrastructure, and government relations, and includes deep involvement in strategic planning, capital allocation, executive compensation, and risk oversight. Mr. Moroun's first-hand knowledge of market-leading practices and long-term industry cycles provides the Board with valuable perspective as it oversees the Company's strategy and execution. The Board believes Mr. Moroun's leadership, experience, and institutional knowledge make him uniquely qualified to serve as Chair and strongly support his election as a director.

Matthew J. Moroun   *Director Since 2020*

Matthew J. Moroun, age 25, is a director of Universal and holds leadership roles within other Moroun family-owned businesses engaged in transportation and business services. In these roles, Mr. Moroun has developed hands-on operating experience in transportation logistics and large-scale, project-driven operations, including businesses serving infrastructure and construction end markets. He has served as a director of PAMT CORP since 2020. Mr. Moroun holds a B.B.A. in Finance from the University of Notre Dame Mendoza College of Business.

Mr. Moroun brings an emerging operational perspective informed by strong financial and accounting acumen, including a solid understanding of financial statements, cost structures, and capital deployment in asset-intensive businesses. His combination of financial training and hands-on exposure to transportation-related operations supporting complex infrastructure and construction projects provides valuable insight to the Board. The Board believes Mr. Moroun's financial sophistication, developing industry expertise, and long-term alignment with stockholder interests make him well-qualified to serve as a director and recommends his election.

Tim Phillips   *Director Since 2020*

Tim Phillips, age 60, has served as our President and Chief Executive Officer since January 2020. Mr. Phillips joined Universal in 1989 and has held a wide range of senior leadership and operational roles across the Company over more than three decades. Mr. Phillips holds a Bachelor of Business Administration in Business Management from Eastern Michigan University.

Mr. Phillips brings deep institutional knowledge and hands-on operating expertise across the Company's business segments, together with a disciplined, detail-oriented management approach. His comprehensive understanding of day-to-day operations, customer requirements, cost structures, and execution risks enables effective oversight of financial performance and strategic initiatives. The Board believes Mr. Phillips's proven leadership, operational insight, and long-standing commitment to the Company make him uniquely qualified to serve as President and Chief Executive Officer and strongly support his election as a director.

Michael A. Regan   *Director Since 2013*

Michael A. Regan, age 71, is Chief Relationship Development Officer of TranzAct Technologies, Inc., a privately held logistics information company he co-founded in 1984. He previously served as Chief Executive Officer and Chair of TranzAct until 2011. Earlier in his career, Mr. Regan held positions with Bank of America, Price Waterhouse, and Union Pacific Corporation. Mr. Regan is a certified public accountant and holds a B.S.B.A. from the University of Illinois at Urbana-Champaign.

Mr. Regan brings extensive leadership experience in the logistics industry, together with strong financial, accounting, and audit expertise. His background founding and leading a logistics technology company, combined with prior experience in internal and external auditing, provides valuable insight into industry operations, financial controls, and risk oversight. The Board believes Mr. Regan's experience and judgment make him well-qualified to serve as a director and recommends his election.

H. E. Scott Wolfe   *Director Since 2014*

H. E. Scott Wolfe, age 80, previously served as our Chief Executive Officer from December 2012 through December 2014. Mr. Wolfe served as President and Chief Executive Officer of LINC Logistics Company, now a subsidiary of the Company, from March 2002 to December 2012, and led the development of Logistics Insight Corp., also a subsidiary, from its formation in 1992. Earlier in his career, Mr. Wolfe held logistics and transportation leadership roles at American Motors Corporation and General Motors.

Mr. Wolfe brings deep industry experience and first-hand knowledge of the Company's asset-light operating model, developed through decades of leadership in logistics and transportation businesses. His background building and managing logistics enterprises, combined with his experience in corporate and operational roles, provides valuable perspective on strategy, execution, and risk oversight. The Board believes Mr. Wolfe's experience and judgment make him well-qualified to serve as a director and recommends his election.

Director Independence

The listing standards of NASDAQ generally require that, unless a listed company qualifies as a "controlled company," a majority of the members of the board of directors be independent. Under NASDAQ listing standards, a "controlled company" is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company.

Universal qualifies as a controlled company because more than 50% of the voting power for the election of directors is held by a group of family trusts established for the benefit of the Moroun family. Our Chair, Matthew T. Moroun, serves as trustee of these trusts with investment authority over the shares held therein and has the authority to appoint or remove the special trustee of each trust. Fred Calderone, one of our directors, serves as the special trustee of these trusts and exercises voting authority over the shares held by the trusts.

Accordingly, the Company has elected to be treated as a controlled company in accordance with Rule 5615(c) of the NASDAQ Listing Rules. As a result, the Company is not required to comply with certain NASDAQ corporate governance requirements that would otherwise apply, including the requirements that (i) a majority of the Board consist of independent directors, (ii) the compensation committee consist solely of independent directors, and (iii) the nominating committee consist solely of independent directors.

Notwithstanding the Company's status as a controlled company, the Board of Directors has reviewed the independence of its director nominees and has determined that Messrs. Belanger, Gooden, Hudson, Regan and Wolfe satisfy the independence requirements of the applicable NASDAQ listing standards. In making this determination, the Board concluded that none of these directors has any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Committee Independence

Although the Company has elected to be treated as a controlled company under the listing standards of NASDAQ, the Board has structured its committees to reflect appropriate governance practices.

All members of the Audit Committee satisfy the independence requirements applicable to audit committee members under NASDAQ listing standards and applicable Securities and Exchange Commission rules, including the heightened independence standards for audit committee service.

In light of the Company's controlled-company status, the Company is not required to have a compensation committee composed solely of independent directors. Notwithstanding this exemption, the Board considers director independence, experience, and qualifications in determining committee assignments and believes that the composition of its Compensation Committee provides effective oversight of executive compensation matters.

Board Structure and Role in Risk Oversight

The Board of Directors has determined that separating the roles of Chairman of the Board and President and Chief Executive Officer is in the best interests of the Company and its stockholders. Matthew T. Moroun serves as Chairman of the Board, and Tim Phillips serves as President and Chief Executive Officer. This leadership structure is intended to enhance the Board's ability to provide effective oversight of management and the Company's strategic direction, including oversight of risks that could affect the Company.

The Board is actively engaged in the oversight of the Company's risk management processes. Risk oversight is conducted at multiple levels and is shared among the full Board and its committees, depending on the nature of the risk. The Audit Committee oversees risks related to financial reporting, internal controls, and compliance matters, as more fully described in the Audit Committee's charter and committee description below. The Environmental, Social and Governance Committee oversees risks related to environmental, social, governance, and sustainability matters, and the Board has appointed Mr. Belanger to serve as the Board's representative to that committee. In addition, the full Board retains responsibility for the general oversight of enterprise-wide risks.

The Board exercises its risk oversight through regular reports and discussions at Board meetings, including reports from committee chairs regarding each committee's activities and considerations, as well as reports from members of management responsible for overseeing specific risk areas within the Company.

Board Meetings

During fiscal year 2025, the Board of Directors held five meetings. Each incumbent director attended at least 75% of the aggregate number of meetings of the Board and of the committees on which he served during the period of his service.

Board Committees and Composition

Our board of directors maintains and appoints members to three standing committees: Audit Committee, Compensation Committee, and Executive Committee. The membership of these committees, as of March 13, 2026, is as follows:

Audit Committee	Compensation Committee	Executive Committee
Grant E. Belanger*	Matthew T. Moroun*	Matthew T. Moroun*
Marcus D. Hudson	Tim Phillips	Tim Phillips
Richard P. Urban		

* Committee Chair

Audit Committee

The Board of Directors has established a separately designated standing Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee currently consists of three directors, each of whom the Board has determined meets the independence requirements for audit committee service under the listing standards of NASDAQ and the applicable rules of the Securities and Exchange Commission.

The Audit Committee operates pursuant to a written charter that has been approved by the Board of Directors. The Audit Committee charter is available on the Company's website at www.universallogistics.com under the "Investor Relations—Corporate Governance" section.

During fiscal year 2025, the Audit Committee held nine meetings.

The Audit Committee assists the Board in overseeing the Company's accounting and financial reporting processes, internal control over financial reporting, and audit functions. The Audit Committee is directly responsible for the appointment, retention, compensation, and oversight of the Company's independent registered public accounting firm.

The Board of Directors determined that Messrs. Belanger, Hudson, and Urban each qualifies as an "audit committee financial expert," as that term is defined under the rules of the Securities and Exchange Commission.

Additional information regarding the Audit Committee is set forth below under the heading "Audit Committee Report."

Compensation Committee

In light of the Company's status as a controlled company under the listing standards of NASDAQ, the Board of Directors has appointed Matthew T. Moroun and Tim Phillips to serve as the members of the Compensation Committee. The Compensation Committee assists the Board in carrying out its responsibilities relating to the compensation and benefits of the Company's executive officers. The Board believes that this committee structure, together with the Board's direct oversight of executive compensation matters, is appropriate for the Company given its ownership structure, operating profile, and controlled-company status.

During fiscal year 2025, the Compensation Committee held one meeting.

The responsibilities and authority of the Compensation Committee include, among other things:

- Reviewing trends in executive and senior management compensation and assessing the competitiveness of the Company's compensation programs;

- Overseeing the development of new compensation plans and approving, or recommending for approval by the Board, material revisions to existing compensation plans;

- Determining, or recommending for determination by the Board, the salaries, bonuses, and other compensation of executive officers and key employees, other than the Chief Executive Officer;

- Reviewing and making recommendations to the Board regarding long-term incentive compensation arrangements, including equity-based compensation plans;

- To the extent permitted, administering the Company's equity-based compensation plans, incentive compensation plans, and employee benefit plans; and

- Reviewing and approving, or recommending to the Board for approval, compensation arrangements for newly appointed executive officers and severance or change-in-control arrangements involving executive officers.

The Board of Directors, acting as a whole, is responsible for evaluating the performance of the Chief Executive Officer and for approving the Chief Executive Officer's compensation, including base salary, annual incentive compensation, and long-term incentive awards, as more fully described in the Compensation Discussion and Analysis included in this proxy statement. In performing this evaluation, the Board considers, among other factors, the Company's performance, the achievement of strategic objectives, and the Chief Executive Officer's individual contributions. The Board also determines the compensation of directors and administers equity-based compensation plans with respect to awards granted to the Company's named executive officers and directors.

Under the Company's bylaws, if a member of a committee is unable to attend a meeting, the remaining committee members may unanimously appoint another director to act in place of the absent member for that meeting. Although the Compensation Committee has the authority to do so, it has not exercised this authority.

The Compensation Committee has the authority to retain compensation consultants or other advisors as it deems appropriate; however, the Compensation Committee did not engage any compensation consultants during fiscal year 2025. The Compensation Committee does not operate pursuant to a written charter.

Executive Committee

Executive Committee is authorized to exercise the powers of the Board of Directors, to the extent permitted under the Company's bylaws, during intervals between meetings of the Board. The Executive Committee acts subject to the limitations set forth in the Company's bylaws and applicable law.

During fiscal year 2025, the Executive Committee held four meetings.

Other Committees and Governance Matters

The Company has established an Environmental, Social and Governance ("ESG") Committee comprised of members of management, including the Chief Financial Officer, the Vice President – Finance and Investor Relations and Secretary, as well as other subject matter experts. The ESG Committee operates as a management-level committee focused on the development, implementation, and oversight of the Company's ESG-related policies, programs, and practices.

The Board of Directors has appointed its Chair, Grant Belanger, to serve as the Board's representative to the ESG Committee. In this capacity, Mr. Belanger provides a direct reporting link between the ESG Committee and the Board.

The ESG Committee reviews and oversees the Company's environmental, social, and governance initiatives and performance, including oversight of environmental, health, and safety matters. The committee monitors the Company's practices in these areas and recommends modifications as appropriate to promote compliance with applicable laws, regulations, and relevant industry standards.

During fiscal year 2025, the ESG Committee met four times.

Director Nominating Process

The Board of Directors is responsible for identifying, evaluating, and nominating candidates for election to the Board. Each member of the Board participates in the consideration of director nominees. The Board has determined that it is able to effectively fulfill the functions typically performed by a nominating committee without establishing a separate standing committee for that purpose. Accordingly, the Company does not maintain a separate nominating committee or a nominating committee charter.

At least a majority of the directors participating in the nominating process are independent directors, as independence for nominating committee members is defined under the listing standards of NASDAQ. Because the Company qualifies as a controlled company under NASDAQ Rule 5615(c), the Board may also consider the views and recommendations of the Company's controlling stockholders in connection with the director nomination process. Following discussion and evaluation of potential nominees, the full Board selects the director nominees.

The Board will consider individuals recommended by stockholders as potential nominees for election to the Board. Stockholders wishing to recommend a candidate should submit such recommendations in writing to the Company at its principal executive offices. Any recommendation should include a biography of the proposed nominee, a description of the nominee's background, experience, and qualifications, and a statement confirming that the proposed nominee has consented to being considered for nomination and to serving as a director if elected.

The Board does not utilize a formal or prescribed process for identifying director nominees. Potential candidates have historically been identified through recommendations from directors, executive officers, or other persons familiar with the Company and its business. The Board has not adopted specific minimum qualifications for director nominees. Instead, the Board seeks to ensure that, taken as a whole, the Board possesses an appropriate balance of experience, skills, and perspectives necessary to effectively oversee the Company's business and long-term strategy.

In evaluating candidates for nomination, the Board considers a variety of factors it deems relevant, which may include a candidate's independence, integrity, business judgment, professional and industry experience (including experience relevant to transportation and logistics and service providers to the automotive industry), and the candidate's ability to work effectively with other members of the Board in serving the long-term interests of the Company and its stockholders. The Board does not evaluate director candidates differently based on whether they are recommended by a stockholder or identified through other means.

Although the Board has the authority to retain a search firm or other advisors to assist in identifying director candidates, it has not found it necessary to do so to date.

Director Compensation

The following table sets forth the compensation information for the one-year period ending December 31, 2025, for each non-employee director who served during such period.

Name (1)	Fees Earned or Paid in Cash ($)	Fees Earned or Paid in Stock ($) (2)	All Other Compensation ($)	Total ($)
Grant E. Belanger	58,346	14,987	—	73,333
Frederick P. Calderone........	50,000	—	—	50,000
Daniel J. Deane [3]	27,500	—	—	27,500
Clarence W. Gooden...........	50,000	—	—	50,000
Marcus D. Hudson [4]	52,500	—	—	52,500
Matthew J. Moroun.............	35,013	14,987	—	50,000
Matthew T. Moroun............	85,013	14,987	—	100,000
Michael A. Regan...............	42,001	7,999	—	50,000
Richard P. Urban	48,334	9,999	—	58,333
H.E. Scott Wolfe.................	50,000	—	—	50,000

(1) Our CEO, Tim Phillips, serves on our Board. He has been omitted from this table since he is our employee and did not receive any additional compensation for his board service. Mr. Phillips' compensation is included in the Summary Compensation Table on page 25 of this proxy statement.

(2) This column reflects the value of shares of common stock granted as part of the annual retainer paid to non-employee directors based on the closing market price of $22.47 per share of our common stock on May 5, 2025, which was the date of the grant, as reported on the NASDAQ Global Market.

(3) Mr. Deane served as a director until his death on September 21, 2025. Compensation reported reflects prorated director compensation earned during 2025.

(4) The Company appointed Mr. Hudson to the Audit Committee on October 22, 2025. Compensation shown includes prorated committee compensation earned for service during 2025.

Compensation Arrangements for Non-Employee Directors

The compensation of non-employee directors is determined by the Board of Directors.

For fiscal year 2025, each non-employee director received an annual cash retainer of $50,000. The Chair of the Board, which is a non-officer position, received an annual retainer of $100,000. The Chair of the Audit Committee received an additional annual retainer of $15,000, and each other member of the Audit Committee received an additional annual retainer of $5,000. The director serving as the Board's representative to the Environmental, Social and Governance Committee received an additional annual retainer of $10,000.

Each non-employee director may elect to receive up to $15,000 of his or her annual retainer in the form of shares of the Company's common stock. The cash portion of the annual retainer is paid in two installments during the year, and any stock portion elected is paid once annually.

In addition, the Company reimburses directors for reasonable expenses incurred in connection with attendance at Board and committee meetings, including travel, lodging, and related expenses.

Communications with Directors and Attendance at the Annual Meetings

Stockholders may communicate with the Board of Directors as a group by submitting written correspondence addressed to the Board of Directors, care of the Company, at 12755 E. Nine Mile Road, Warren, Michigan 48089.

The Company has established procedures for the receipt, review, and processing of stockholder communications directed to the Board. Communications are reviewed and summarized for the Board, and copies of correspondence that relate to matters within the scope of the Board's responsibilities or that otherwise warrant Board attention are made available to the directors. Directors may review a log of communications received by the Company and may request copies of any correspondence at any time.

Notwithstanding the Company's status as a controlled company under applicable NASDAQ listing standards, the Board believes that these communication procedures provide stockholders with an appropriate and effective means of communicating with the Board of Directors.

The Board of Directors has adopted a policy encouraging its members to attend the Company's annual meetings of stockholders. All directors attended the Company's annual meeting of stockholders held in 2025.

Code of Business Conduct and Ethics

The Company has adopted a written Code of Business Conduct and Ethics that applies to all directors, officers, and employees, including the Company's President and Chief Executive Officer and Chief Financial Officer. The Code of Business Conduct and Ethics is designed to promote honest and ethical conduct, compliance with applicable laws and regulations, and accountability across the organization.

The Code of Business Conduct and Ethics is available on the Company's website at www.universallogistics.com under the "Investor Relations—Corporate Governance" section. The Company intends to disclose on its website any amendments to, or waivers from, the Code of Business Conduct and Ethics that are required to be disclosed under applicable law or the listing standards of NASDAQ.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2025, Matthew T. Moroun and Tim Phillips served as members of the Compensation Committee for the full year. Their service on the Compensation Committee is permitted under NASDAQ Rule 5615(c) in light of the Company's status as a controlled company. Mr. Moroun serves as Chair of the Board, and Mr. Phillips serves as a director of the Company.

Information regarding certain transactions between the Company and entities affiliated with the Moroun family is set forth under the heading "Certain Relationships and Related Party Transactions" beginning on page 14 of this proxy statement.

No executive officer of the Company serves as a member of the board of directors or compensation committee of any other entity for which an executive officer of such entity serves as a member of the Company's Board of Directors or Compensation Committee.

Derivative Trading, Insider Trading, Hedging and Trading Plans

The Company has adopted a comprehensive securities trading policy applicable to its directors, officers, and other designated employees. The policy is designed to promote compliance with applicable insider trading laws, rules, and regulations and governs the purchase, sale, and other disposition of the Company's securities.

The policy prohibits directors, officers, and covered employees from engaging in speculative or short-term trading activities involving the Company's securities, including trading in or writing options, arbitrage transactions, or day trading.

The policy also prohibits directors, officers, and employees from engaging in hedging or monetization transactions involving the Company's equity securities, including transactions through the use of financial instruments such as prepaid variable forward contracts, equity swaps, collars, exchange funds, or any other arrangements designed to hedge or offset, or that have the effect of hedging or offsetting, any decrease in the market value of the Company's equity securities, unless specifically approved in advance by the Company.

In addition, the policy requires that directors, officers, and other covered employees obtain pre-clearance through the Company before engaging in any transaction involving beneficially owned shares of the Company's common stock or before entering into, modifying, or terminating any trading plan intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Any such trading plans must comply with applicable SEC rules, including requirements relating to cooling-off periods and good-faith operation.

A copy of the Company's securities trading policy is filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transaction Approval Policy

The Audit Committee of the Board of Directors reviews and approves transactions involving the Company and a "related person" that are required to be disclosed under applicable Securities and Exchange Commission rules. A related person transaction generally includes any transaction, arrangement, or relationship in which the Company is a participant, the amount involved exceeds $120,000, and a related person has a direct or indirect material interest. Related persons include the Company's directors, executive officers, beneficial owners of more than five percent of the Company's common stock, and the immediate family members of such persons.

In reviewing related person transactions, the Audit Committee considers, among other factors, the business purpose of the transaction, the benefits to the Company, the availability of comparable services or arrangements from unaffiliated third parties, and whether the terms of the transaction are no less favorable to the Company than those that could be obtained in a comparable arm's-length transaction or are otherwise fair to and in the best interests of the Company and its stockholders.

Control and Ownership Relationships

Matthew T. Moroun serves as Chair of the Board of Directors, and his son, Matthew J. Moroun, serves as a director of the Company. Certain family trusts established for the benefit of the Moroun family beneficially own a majority of the Company's outstanding common stock. Matthew T. Moroun serves as trustee of these trusts with investment authority over the shares held therein, and Frederick P. Calderone, a director of the Company, serves as special trustee of these trusts with voting authority over the shares. See "Director Independence" on page 7 for additional information.

Matthew T. Moroun and Matthew J. Moroun also exercise significant influence over other family-owned businesses engaged in transportation, insurance, business services, and real estate development and management. Subject to review and approval by the Audit Committee, the Company may engage in transactions with such affiliated entities in the ordinary course of business on terms the Audit Committee determines to be fair to the Company.

Registration Rights Agreement

The Company is a party to a registration rights agreement with respect to shares beneficially owned by the Moroun family. Subject to specified conditions and exceptions, the Moroun family may require the Company to register its securities if the anticipated aggregate offering price of the securities to be registered exceeds $25 million. In addition, if the Company proposes to register any of its securities, the Company is generally required, subject to certain limitations, to offer the Moroun family the opportunity to include their securities in such registration. In the event of an underwritten offering in which the managing underwriter advises that marketing considerations require a limitation on the number of shares to be included, the Company generally receives priority with respect to the shares it offers. The Company generally covers the expenses associated with such registrations.

Administrative and Business Support Services

Companies affiliated with the Moroun family provide the Company with various business and administrative support services, including legal, human resources, tax, and information technology services. Charges for these services are based on actual or estimated utilization of the specific services provided and are allocated to the Company accordingly. The costs of these services totaled approximately $6.9 million and $7.9 million for fiscal years 2025 and 2024, respectively.

Insurance Arrangements with Affiliated Insurer

The Company purchases employee medical insurance and various commercial insurance coverages—including commercial automobile liability, commercial general liability, workers' compensation, motor cargo liability, warehousing liability, property and casualty coverage, and other related insurance—from an insurance company affiliated with the Moroun family. Payments to this affiliate totaled approximately $96.5 million and $85.4 million for fiscal years 2025 and 2024, respectively. The Company believes that the premiums paid for these insurance coverages reflect market rates.

In the Company's consolidated balance sheets, the Company records its insured claims liability and the related recovery in insurance and claims and other receivables. As of December 31, 2025 and 2024, approximately $18.0 million and $19.5 million, respectively, were included in each of these accounts relating to insured claims with this affiliated insurer.

Real Estate Leasing and Occupancy Arrangements

The Company leases certain facilities from related parties. As of December 31, 2025, the Company leased 27 facilities from Moroun-affiliated entities. These lease arrangements include both month-to-month arrangements and multi-year leases, with rent invoiced and paid monthly. Leasing facilities from related parties provides the Company with operational flexibility; however, the Company is not limited to leasing facilities from affiliated entities.

During fiscal years 2025 and 2024, the Company incurred approximately $17.9 million and $19.7 million, respectively, in rent and related occupancy costs payable to Moroun-affiliated entities.

Maintenance, Fueling, and Operational Support Services

The Company reimburses Moroun-affiliated entities for the direct variable costs of maintenance, fueling, and other operational support services provided at trucking terminals owned or operated by affiliates that are geographically remote from the Company's own facilities. These costs are billed as incurred, paid in the ordinary course, and reflect actual labor hours, repair parts used, or quantities of fuel purchased.

The cost of these services totaled approximately $9.1 million and $13.7 million for fiscal years 2025 and 2024, respectively.

Contracted Transportation and Other Services

The Company also purchases transportation and other operating services from Moroun-affiliated companies in the ordinary course of business, generally on a per-transaction basis or pursuant to contractual arrangements. The cost of contracted transportation services provided by affiliates totaled approximately $18 thousand and $147 thousand for fiscal years 2025 and 2024, respectively.

As of December 31, 2025 and 2024, amounts due to affiliates for these and other ordinary course transactions totaled approximately $17.2 million and $23.3 million, respectively.

Capital Expenditures and Equipment Transactions with Affiliates

From time to time, the Company purchases equipment or other assets from Moroun-affiliated entities or engages affiliates to perform capital improvement projects.

During fiscal year 2025, the Company contracted with an affiliate to perform real property improvements totaling approximately $4.4 million. No such purchases were made during fiscal year 2024.

During fiscal year 2024, the Company purchased trailers from a Moroun-affiliated entity totaling approximately $4.5 million. No such trailer purchases were made during fiscal year 2025.

Services Provided by the Company to Affiliates

The Company periodically provides transportation and logistics services to companies affiliated with the Moroun family in connection with their specific customer contracts or purchase orders. These services are provided in the ordinary course of business and generally at market rates.

Revenue from contracted transportation services provided to affiliates totaled approximately $2.0 million and $1.7 million for fiscal years 2025 and 2024, respectively.

The Company also generated approximately $0.9 million and $2.4 million of revenue from facilities and related support services provided to affiliates during fiscal years 2025 and 2024, respectively.

As of December 31, 2025 and 2024, amounts due from affiliates totaled approximately $1.0 million and $1.3 million, respectively.

Other Transactions with Affiliates

During fiscal year 2025, the Company sold used trailers to an affiliate for approximately $0.4 million.

During fiscal year 2024, the Company sold an inactive Mexican subsidiary to a Moroun‑affiliated entity for approximately $0.1 million. The purchase price approximated the book value of the net assets sold, and accordingly, no gain or loss was recognized on the transaction.

Assessment of Fairness and Ongoing Relationships

The Company believes that substantially all of the transactions described above were entered into on terms that are at least as favorable to the Company as those that could have been obtained in comparable transactions with unaffiliated third parties and that each transaction was in the best interests of the Company. Management, including the Company's Chief Financial Officer, together with the Audit Committee, periodically reviews these arrangements to confirm that they continue to reflect terms that are reasonable and appropriate and to ensure ongoing compliance with the Company's related person transaction approval policy. The Company expects to continue engaging in certain transactions similar to those described above with Moroun‑affiliated entities in the ordinary course of business.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 13, 2026, with respect to the beneficial ownership of the Company's common stock by: (a) each person known to the Company to beneficially own more than 5% of the outstanding shares of the Company's common stock; (b) each of the Company's directors and director nominees; (c) each of the Company's named executive officers identified in the Summary Compensation Table on page 25 of this proxy statement; and (d) all current directors and named executive officers as a group.

As of March 13, 2026, 26,350,058 shares of the Company's common stock were outstanding.

Name of Beneficial Owner	Shares Beneficially Owned (1)	Percent of Class (2)
5% Stockholders:		
FMR LLC (Fidelity Investments) [3]	3,949,980	15.0%
Directors, Director Nominees and Named Executive Officers:		
Matthew T. Moroun [4]	19,199,859	72.9%
Matthew J. Moroun [5]	2,235	*
Grant E. Belanger	1,686	*
Frederick P. Calderone [6]	590	*
Clarence W. Gooden	—	—
Marcus D. Hudson	324	*
Michael A. Regan	970	*
Richard P. Urban	12,013	*
H.E. Scott Wolfe	10,000	*
Tim Phillips [7]	104,491	*
Jude M. Beres [7]	43,585	*
Directors, Director Nominees and Named Executive Officers as a group (11 persons)	**19,375,753**	**73.5%**

_____
* Denotes less than 1%.

(1) The number of shares beneficially owned includes shares over which the person has sole or shared voting or investment power and shares that the person has the right to acquire within 60 days of March 13, 2026. Unless otherwise indicated, each person has sole voting and investment power with respect to the shares reported.

(2) The percentages shown are based on 26,350,058 shares of the Company's common stock outstanding as of March 13, 2026, plus any shares that the named person or group has the right to acquire within 60 days of that date. For purposes of calculating the percentage of beneficial ownership for any person or group, shares that such person or group has the right to acquire within 60 days of March 13, 2026 are deemed to be outstanding with respect to that person or group but are not deemed to be outstanding for purposes of calculating the beneficial ownership of any other person or group.

(3) Based solely on information reported in Amendment No. 4 to Schedule 13G filed with the SEC on August 6, 2025 by FMR LLC. According to the filing, as of June 30, 2025, FMR LLC beneficially owned 3,949,980 shares of the Company's common stock, representing 15.0% of the outstanding shares. FMR LLC reported sole voting power with respect to 3,949,859 shares and sole dispositive power with respect to 3,949,980 shares. Abigail P. Johnson may be deemed to control FMR LLC and disclaims beneficial ownership except to the extent of her pecuniary interest therein.

(4) Includes shares held by Redoubtable LLC and the Moroun Family Trusts. See footnote (8).

(5) Excludes shares owned directly by Lindsay S. Moroun and shares beneficially owned by Matthew T. Moroun, as reflected elsewhere in this table. See footnote (8).

(6) Excludes shares held by Moroun family trusts for which Frederick P. Calderone serves as special trustee with voting power and Matthew T. Moroun serves as trustee with investment power. See footnote (8).

(7) Reflects vested and non-vested shares granted to the named executive officer as restricted stock awards. See the tables and related footnotes on page 26 of this proxy statement for a summary of the non-vested shares and vesting dates.

(8) Certain shares reported in this table are beneficially owned by trusts established for the benefit of members of the Moroun family, including the 2020 Irrevocable Lindsay S. Moroun Trust dated November 24, 2020, the 2020 Irrevocable Nora M. Moroun Trust, the Swiftsure Irrevocable Trust Under Agreement dated December 26, 2012, as decanted November 28, 2020, and the 2020 Irrevocable Agnes Anne Moroun Trust (collectively, the "Moroun Family Trusts").

Matthew T. Moroun serves as trustee of each of the Moroun Family Trusts and exercises investment power with respect to the shares held by each trust.

Frederick P. Calderone serves as special trustee of each of the Moroun Family Trusts and exercises sole voting power with respect to the shares held by each trust.

Matthew J. Moroun, who is the son of Matthew T. Moroun and Lindsay S. Moroun, serves as a director of the Company. Unless otherwise indicated, shares owned directly by Lindsay S. Moroun or Matthew J. Moroun are excluded from the reported beneficial ownership of Matthew T. Moroun, and shares owned directly by Matthew T. Moroun or Lindsay S. Moroun are excluded from the reported beneficial ownership of Matthew J. Moroun.

Each of Matthew T. Moroun, Matthew J. Moroun, and Frederick P. Calderone expressly disclaims beneficial ownership of shares as to which he does not have voting or investment power, and this disclosure shall not be deemed an admission of beneficial ownership of such shares for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers, and persons who beneficially own more than ten percent (10%) of the Company's common stock to file with the U.S. Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Company's common stock. Such persons are also required to furnish the Company with copies of the reports they file.

Based solely on the Company's review of the copies of such reports furnished to it and on written representations received from the Company's directors and executive officers, the Company believes that all Section 16(a) filing requirements applicable to such persons during fiscal year 2025 were complied with on a timely basis.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis ("CD&A") describes the material elements of the Company's executive compensation program and the objectives underlying its design and administration. It explains how and why compensation decisions are made for the Company's named executive officers and how those decisions support the Company's business strategy and long-term stockholder interests.

For fiscal year 2025, the Company's named executive officers were Tim Phillips, President and Chief Executive Officer, and Jude M. Beres, Chief Financial Officer and Treasurer.

The Compensation Committee of the Board of Directors is responsible for establishing, implementing, and overseeing the Company's executive compensation philosophy and programs. In carrying out this responsibility, the Compensation Committee seeks to provide a total compensation opportunity that is competitive in both structure and overall value relative to companies of comparable size and operating profile. The Committee believes that the compensation and benefits provided to the Company's executive officers are generally consistent with those offered to similarly situated executives at peer companies.

Goals and Philosophy

The primary objective of the Company's executive compensation program is to support the creation of long-term value for stockholders. The program is designed to attract, motivate, reward, and retain the executive leadership necessary to achieve the Company's strategic and operational objectives, while maintaining a disciplined and efficient approach to the use of corporate resources.

Executive compensation is structured to emphasize performance-based elements that reward the achievement of financial and operational goals, align executive interests with those of stockholders, and promote sustained value creation. The Company also seeks to encourage long-term retention by providing compensation opportunities that reflect both current performance and longer-term contributions to the Company's success.

Executive Officers

Our current executive officers are Tim Phillips and Jude Beres.

Name	Age	Position	Years of Service
Tim Phillips	60	CEO and President	36
Jude M. Beres	53	CFO and Treasurer	10

Mr. Phillips has served as our President and Chief Executive Officer since January 2020. He joined Universal in 1989 and has held a wide range of senior leadership and operational roles across the Company over more than three decades. Mr. Phillips holds a Bachelor of Business Administration in Business Management from Eastern Michigan University. Mr. Phillips brings deep institutional knowledge and hands-on operating expertise across the Company's business segments, together with a disciplined, detail-oriented management approach. His comprehensive understanding of day-to-day operations, customer requirements, cost structures, and execution risks enables effective oversight of operational and financial performance and strategic initiatives.

Mr. Beres has served as our Chief Financial Officer and Treasurer since March 2016. He previously served as the Company's Chief Administrative Officer from April 2015 to March 2016. From 1997 through April 2015, Mr. Beres held finance and accounting leadership roles across multiple affiliated companies. Mr. Beres has more than 20 years of experience across the less-than-truckload, truckload, intermodal, and logistics industries. He holds a Bachelor of Accountancy from Walsh College. Mr. Beres brings a rare combination of deep financial expertise and practical operating knowledge developed through long-term, hands-on involvement in the Company's business segments. His experience spans capital planning, liquidity management, cost structure analysis, and operational decision-making in asset-intensive transportation businesses. Mr. Beres's understanding of both day-to-day operations and capital markets dynamics provides the Company with valuable insight into financial performance, strategic execution, and disciplined growth.

Elements of Compensation

The Company's executive compensation program is structured around three principal elements: base salary, annual cash incentive compensation, and long-term equity-based incentives. Each element serves a distinct purpose within the overall compensation framework, and together they are intended to support the Company's strategic objectives and the creation of long-term stockholder value.

BASE SALARY

Base salary provides a fixed level of compensation intended to attract and retain highly qualified executives and to reflect each executive's role, responsibilities, experience, and sustained performance. Base salaries are designed to provide income stability while recognizing individual contributions and leadership responsibilities.

ANNUAL CASH INCENTIVE COMPENSATION

Annual cash incentive compensation is intended to motivate and reward executive officers for the achievement of key financial and operational objectives during the applicable performance period. These incentives are designed to emphasize short-term performance and to reinforce accountability for results that drive the Company's annual operating and financial performance.

LONG-TERM EQUITY INCENTIVES

Long-term equity incentives are designed to align the interests of executive officers with those of stockholders by linking a meaningful portion of total compensation to the long-term performance of the Company's common stock. Equity-based awards are intended to promote sustained value creation, encourage executive retention, and reinforce a long-term ownership perspective. To the extent equity awards are subject to vesting conditions tied to financial or operational performance, they also serve to motivate the achievement of longer-term performance objectives.

Determining Compensation

Historically, executive compensation decisions have been based primarily on the informed judgment of the Board of Directors and the Compensation Committee. In light of the Company's status as a controlled company under the listing standards of NASDAQ, the Chair of the Board and the Chief Executive Officer serve as members of the Compensation Committee pursuant to the applicable exemption under NASDAQ Rule 5615(c).

The Compensation Committee is responsible for determining the compensation of executive officers and key employees other than the Chief Executive Officer. The Board of Directors, acting as a whole, evaluates the performance of the Chief Executive Officer and approves the Chief Executive Officer's compensation. The Board also approves equity awards granted to the Company's named executive officers.

In evaluating executive compensation, the Compensation Committee and the Board consider competitive compensation practices at other companies, including transportation and logistics companies of comparable size and operating profile. However, the Company does not target a specific percentile within a peer group and does not apply formulaic benchmarking to determine executive compensation. Market data is used as a reference point, rather than a determinant, in the decision-making process.

In exercising their judgment, the Compensation Committee and the Board consider a broad range of qualitative and quantitative factors, including:

- the Company's overall performance, growth, and strategic progress;
- financial measures and trends, including revenue, revenue growth, operating income, operating ratio, and related performance indicators;
- leadership effectiveness and management capabilities;
- the executive's role, scope of responsibility, and ability to execute strategic initiatives;
- individual performance and contributions, both independently and as part of the management team;
- prior and current compensation arrangements; and
- the executive's long-term potential to enhance stockholder value.

The Board does not rely on rigid formulas or respond mechanically to short-term fluctuations in business performance when determining executive compensation. Instead, the Board seeks to achieve an appropriate balance among base salary, annual incentive compensation, and long-term equity incentives that supports both near-term execution and long-term value creation.

The Board receives regular updates from management regarding operating results, financial performance, and strategic initiatives, and reviews quarterly financial statements and projections in assessing the alignment between executive compensation and business objectives. From time to time, the Board may also review publicly available information regarding comparably sized companies in the industry—such as revenue, profitability, market capitalization, and governance practices—to provide additional context for its evaluation. This information is considered holistically and subjectively, and there is no direct or formulaic linkage between peer data and compensation outcomes.

The Board believes that maintaining a strong connection between executive compensation and performance objectives encourages executives to pursue decisions that support sustainable long-term growth and stockholder value, while avoiding incentives that could promote excessive risk-taking or short-term decision-making at the expense of long-term results.

Based on these considerations, the Board regularly evaluates both short-term and long-term compensation opportunities to ensure they remain aligned with the Company's strategic priorities. The Compensation Committee also works closely with management in structuring long-term equity incentives that emphasize stockholder returns while providing meaningful retention value for key executives.

Risk Assessment of Compensation Programs

The Company has conducted a review of its compensation policies and practices, including its annual cash incentive and other compensation programs, to assess whether such policies and practices encourage excessive or inappropriate risk-taking.

In conducting this review, the Company considered the design and administration of its compensation programs, including the balance between fixed and variable compensation, the use of performance-based incentives tied to Company-wide results, and the oversight exercised by the Board of Directors and the Compensation Committee. The Company believes that its compensation programs are structured to reward performance in a manner that is aligned with both short-term execution and long-term value creation, and that they incorporate features intended to discourage excessive risk-taking.

Based on this review, the Company has concluded that its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Annual Cash Compensation

BASE SALARY

Base salary provides a fixed component of compensation intended to reflect each named executive officer's role, responsibilities, experience, and sustained leadership contributions. Base salaries are designed to support executive retention and to compensate executives for the scope and complexity of their responsibilities, independent of short-term performance variability.

Base salaries are established and reviewed in accordance with the applicable employment arrangements of the named executive officers and are evaluated annually by the Compensation Committee or the Board, as applicable. In conducting these reviews, the Compensation Committee and the Board consider factors such as individual performance, changes in responsibilities, leadership effectiveness, and the Company's overall performance and outlook. While competitive market practices are considered as a reference point, the Company does not target a specific benchmarking percentile or rely on formulaic comparisons in setting base salaries.

The base salaries paid to the named executive officers for the periods presented are set forth in the Summary Compensation Table beginning on page 25 of this proxy statement.

ANNUAL CASH INCENTIVE COMPENSATION

The Company provides annual cash incentive compensation opportunities to its named executive officers to reinforce accountability for Company performance and individual leadership contributions during the applicable fiscal year. Annual cash incentives are discretionary and are determined based on an overall assessment of Company performance and the executive's individual performance and contributions.

In making annual bonus determinations, the Compensation Committee and the Board consider a range of financial and operational factors, including the Company's operating results, progress against strategic objectives, and management execution, as well as qualitative considerations such as leadership effectiveness and decision-making. The Company does not employ rigid formulas or pre-set payout thresholds, and no single factor is determinative.

For fiscal year 2025, discretionary cash bonuses were awarded to Tim Phillips, President and Chief Executive Officer, and Jude M. Beres, Chief Financial Officer and Treasurer, and were paid in March 2026. Discretionary cash bonuses were also awarded and paid in respect of fiscal years 2024 and 2023. The amounts of these awards are reflected in the Summary Compensation Table beginning on page 25 of this proxy statement.

Other Compensation Elements

LONG-TERM EQUITY INCENTIVES

The Company grants long-term equity incentives to its named executive officers under the 2024 Equity Incentive Plan as part of the overall executive compensation program. The plan authorizes the grant of a variety of equity-based awards, including stock options, restricted stock, restricted stock units, stock appreciation rights, phantom stock units, and unrestricted shares of common stock.

In recent years, the Compensation Committee and the Board have generally utilized restricted stock awards as the primary form of long-term equity incentive for named executive officers. These awards are intended to align executive interests with those of stockholders, promote long-term value creation, and support executive retention through multi-year vesting.

At the time of adoption of the 2024 Equity Incentive Plan, 750,000 shares of the Company's common stock (subject to adjustment) were reserved for issuance under the plan. As of March 13, 2026, 679,647 shares remained available for future grants.

In determining the size and vesting terms of equity awards, the Board considers a number of factors, including the Company's performance and outlook, the executive's responsibilities and performance, retention considerations, and stockholder alignment. The grant date fair value of equity awards granted to the named executive officers during fiscal year 2025 is reflected in the Summary Compensation Table beginning on page 25 of this proxy statement.

RETIREMENT AND HEALTH BENEFITS

The Company sponsors defined contribution retirement savings plans for eligible employees, including executive officers, that are intended to qualify under Section 401(k) of the Internal Revenue Code. Plan features, including matching provisions, vary by subsidiary or affiliate. While eligible employees may make tax-deferred contributions, the Company does not provide matching contributions for highly compensated employees, including the named executive officers.

The Company also provides health, dental, and vision insurance benefits to its executive officers on the same general terms offered to other eligible employees.

PERQUISITES

The Company maintains a policy of providing minimal, if any, perquisites to executive officers. The Board believes this approach promotes cost discipline and reinforces a culture in which personal expenses are not borne by the Company.

POST-EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

The Company does not maintain defined benefit pension plans, post-retirement health benefits, or nonqualified deferred compensation plans for its executive officers or other employees. The Company also does not maintain agreements that provide for compensation or benefits upon a change in control of the Company.

However, the employment arrangements of the Chief Executive Officer provide for certain compensation upon termination in specified circumstances. Additional information regarding these arrangements is set forth under "Potential Payments Upon Termination or Change in Control—Payments Upon Termination Based on Our Best Interest" on page 26 of this proxy statement.

Tax Deductibility of Compensation

The Compensation Committee periodically considers the potential impact of Section 162(m) of the Internal Revenue Code, which generally limits the deductibility of certain compensation in excess of $1 million paid to covered executive officers. The Company does not maintain a policy requiring that executive compensation be structured to qualify for deductibility under Section 162(m). The Compensation Committee retains discretion to approve compensation arrangements that may not be fully deductible if it determines that such arrangements are in the best interests of the Company and its stockholders and are consistent with the Company's compensation objectives.

Clawback and Recoupment Policy

The Company maintains a compensation recoupment policy designed to promote accountability and align executive compensation with stockholder interests. In accordance with this policy, and as required by applicable law and listing standards, if the Company is required to prepare an accounting restatement due to material noncompliance with financial reporting requirements, the Compensation Committee will seek to recover from any current or former executive officer incentive-based compensation that was erroneously awarded or paid during the three completed fiscal years preceding the date on which the Company is required to prepare the restatement, to the extent such compensation exceeds the amount that would have been received based on the restated financial results.

The policy applies on a no-fault basis and authorizes the Compensation Committee to pursue recovery through a range of means, including the cancellation of unvested or unpaid awards, the forfeiture of deferred or unpaid compensation, or the repayment of amounts previously received. In addition, where appropriate and permitted by law, the Compensation Committee may seek to recoup other compensation if it determines that an executive's misconduct contributed to the circumstances requiring a restatement or resulted in significant financial or reputational harm to the Company.

Share Ownership Guidelines

The Company does not maintain formal stock ownership guidelines for its executive officers.

Role of Executive Officers in the Compensation Process

Executive compensation matters are reviewed and discussed at meetings of the Compensation Committee and the Board of Directors. In connection with these discussions, the Chair of the Board and the Chief Executive Officer provide input regarding compensation structure, individual performance, and leadership considerations.

Base salary determinations are generally reviewed annually but may be established for a multi-year period in connection with the negotiation or renewal of an executive officer's employment arrangements. Annual cash incentive compensation, equity-based awards, and other forms of compensation are considered periodically and are not subject to a fixed decision-making calendar. The Compensation Committee and the Board retain flexibility to address compensation matters as circumstances warrant.

In connection with compensation decisions, the Board and the Compensation Committee may seek input from executive officers regarding Company performance, individual contributions, and competitive considerations. Executive officers do not participate in deliberations or decisions regarding their own compensation. The Board retains final authority with respect to the compensation of the Chief Executive Officer and the approval of equity awards for executive officers, while the Compensation Committee retains final authority with respect to other compensation decisions for executive officers.

Stockholder Approval of the Company's Compensation Programs

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires the Company to provide stockholders with the opportunity to cast a non-binding advisory vote on the compensation of the Company's named executive officers, as disclosed in this proxy statement in accordance with the rules of the U.S. Securities and Exchange Commission (the "say-on-pay" vote).

Section 14A of the Securities Exchange Act of 1934 and related SEC rules also require stockholders to periodically vote on the frequency with which the Company will conduct future say-on-pay votes (the "say-on-frequency" vote).

Consistent with the results of the Company's most recent say-on-frequency vote held in 2023, and the subsequent determination of the Board of Directors, the Company conducts a say-on-pay vote once every three years and a say-on-frequency vote once every six years.

The Company last conducted a say-on-pay vote in 2023, at which time stockholders approved the compensation of the Company's named executive officers as disclosed in that year's proxy statement. The next say-on-frequency vote is scheduled to occur in 2029, in accordance with applicable SEC requirements.

Proposal No. 2 in this proxy statement provides stockholders with the opportunity to approve, on a non-binding advisory basis, the compensation of the Company's named executive officers as described in this proxy statement.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement for filing with the Securities and Exchange Commission.

In carrying out its responsibilities, the Compensation Committee acted in reliance on the exemptions available to controlled companies under applicable listing standards.


Compensation Committee Members

Matthew T. Moroun, Chair
Tim Phillips



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COMPENSATION TABLES

Summary Compensation Table

The following table sets forth information regarding the compensation of the Company's named executive officers for the fiscal years ended December 31, 2025, 2024, and 2023, as required by applicable Securities and Exchange Commission rules.

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Tim Phillips *Chief Executive Officer and President*	2025	700,180	318,500	175,020	111	1,193,811
	2024	650,965	410,000	164,913	133	1,226,011
	2023	601,950	378,000	252,007	133	1,232,090
Jude Beres *Chief Financial Officer and Treasurer*	2025	548,314	210,000	223,599	111	982,024
	2024	524,645	308,747	166,927	133	1,000,452
	2023	503,373	246,000	232,887	133	982,393

(1) Amounts shown represent discretionary cash bonuses earned with respect to the applicable fiscal year and paid in March of the following year.

(2) Amounts shown in the Stock Awards column reflect the grant date fair value of time-based restricted stock awards granted during the applicable fiscal year, calculated in accordance with ASC Topic 718 (Compensation—Stock Compensation), excluding the effect of estimated forfeitures. The assumptions used in determining the grant date fair value of these awards are discussed in Note 15, "Stock-Based Compensation," to the consolidated financial statements included in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

(3) Amounts shown represent premiums paid by the Company for term life insurance.

Employment Agreements

The Company has entered into an employment agreement with Tim Phillips, President and Chief Executive Officer. Pursuant to that agreement, Mr. Phillips is entitled to an annual base salary. Effective December 8, 2024, Mr. Phillips' base salary was increased to $700,180.

The employment agreement also provides for a restricted stock award of 60,000 shares of the Company's common stock, which vests in installments of 20,000 shares on each of January 10, 2024 and January 10, 2026, and 10,000 shares on each of January 10, 2027 and January 10, 2028, in each case subject to Mr. Phillips' continued employment with the Company. The employment agreement also contains customary provisions relating to termination of employment, as well as non-competition, non-solicitation, and confidentiality obligations.

The Company does not have a written employment agreement with Jude M. Beres, Chief Financial Officer and Treasurer. Effective March 16, 2025, Mr. Beres' annual base salary was increased to $559,104.

Executive officers may participate in discretionary bonus programs and other incentive plans approved from time to time by the Board of Directors or the Compensation Committee. Executive officers are also eligible to participate in employee benefit and fringe benefit programs made available to employees generally in the ordinary course of business.

Salary and Bonus Compared to Total Compensation

The Company has not established a fixed target or formula for the proportion of base salary and annual cash incentive compensation relative to total compensation for its executive officers. Compensation mix may vary from year to year based on performance, business conditions, and compensation decisions made by the Board and the Compensation Committee.

For fiscal year 2025, base salary and discretionary cash bonus represented approximately 58.7% and 26.7%, respectively, of Mr. Phillips' total compensation. For the same period, base salary and discretionary cash bonus represented approximately 55.8% and 21.4%, respectively, of Mr. Beres' total compensation.

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Outstanding Equity Awards at Fiscal Year-End

The following table provides information as of December 31, 2025, regarding outstanding equity awards for each of the Company's named executive officers.

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Tim Phillips …	—	—	—	—	—	54,323 [2]	825,166	—	—
Jude Beres …..	—	—	—	—	—	15,658 [3]	237,845	—	—

(1) Based on the closing market price of $15.19 per share of the Company's common stock as reported on the NASDAQ Global Market on December 31, 2025.

(2) Includes restricted stock awards to Mr. Phillips consisting of (i) 60,000 shares vesting in installments through January 10, 2028, (ii) 9,134 shares vesting in equal annual installments through March 15, 2027, (iii) 5,160 shares granted on February 14, 2024, vesting in equal annual installments beginning March 15, 2028, and (iv) 5,887 shares granted on February 10, 2025, vesting in equal annual installments beginning March 15, 2026. Excludes 7,215 shares granted on February 4, 2026, which were not outstanding as of December 31, 2025.

(3) Includes restricted stock awards to Mr. Beres consisting of (i) 8,441 shares granted on March 24, 2023, vesting in equal annual installments through March 15, 2027, (ii) 5,223 shares granted on February 14, 2024, vesting in equal annual installments through March 15, 2028, and (iii) 7,521 shares granted on February 10, 2025, vesting in equal annual installments beginning March 15, 2026. Excludes 7,400 shares granted on February 4, 2026, which were not outstanding as of December 31, 2025.

Stock Vested in 2025

The following table sets forth information regarding restricted stock awards that vested during fiscal year 2025 for each of the Company's named executive officers.

Name	Option Awards		Stock Awards	
	Number of shares acquired on exercise	Value realized on exercise ($)	Number of shares acquired on vesting	Value realized on vesting ($) (1)
Tim Phillips	—	—	3,574	93,353
Jude Beres...	—	—	3,416	89,226

(1) The value realized on vesting is based on the closing market price of $26.12 per share of the Company's common stock as reported on the NASDAQ Global Market on the applicable vesting date during fiscal year 2025.

Potential Payments Upon Termination or Change In Control

This section describes and quantifies the potential payments and benefits that would have been payable to the Company's named executive officers in connection with a termination of employment, assuming such termination occurred on December 31, 2025. The discussion below reflects the material terms of the Company's employment arrangements and equity award agreements in effect as of that date.

The Company has an employment agreement with Tim Phillips, President and Chief Executive Officer. The Company does not have a written employment agreement with Jude M. Beres, Chief Financial Officer and Treasurer. The Company does not maintain any agreements, plans, or arrangements that provide for payments or benefits to any named executive officer solely upon the occurrence of a change in control of the Company.

Termination for Cause

In the event a named executive officer's employment is terminated for "cause," including for reasons such as conviction of a crime, moral turpitude, gross negligence, willful misconduct, intentional failure to perform duties, insubordination, or dishonesty, the Company would have no obligation to provide severance pay, bonuses, or benefits beyond amounts earned through the date of termination.

Termination Due to Death

In the event of a named executive officer's death, the Company would pay base salary earned through the date of death. Any additional benefits would be determined in accordance with applicable benefit plans and award agreements.

Termination Due to Disability

If a named executive officer becomes disabled and is unable to perform his duties, the Company may terminate his employment. In the event Mr. Phillips' employment were terminated due to disability, he would be entitled to receive base salary and continued benefits for a period of three months following the date of disability, as well as any bonus earned but unpaid. Any unpaid bonus would be paid in accordance with the timing contemplated at the time of award.

Termination in the Best Interests of the Company

If the Board of Directors determines that terminating a named executive officer's employment would be in the best interests of the Company, the Company would generally have no obligation to provide severance pay or continued benefits beyond the termination date. However, under his employment agreement, if Mr. Phillips' employment were terminated under such circumstances, he would be entitled to receive base salary and COBRA continuation benefits for a period of 12 months, subject to his execution of a separation agreement and release of claims within the applicable time period.

Resignation or Retirement

Mr. Phillips may resign from employment upon providing three months' prior written notice. The Company may elect to terminate his employment prior to the expiration of the notice period. In either case, Mr. Phillips would be entitled to receive base salary and continued benefits through the end of the notice period. Upon retirement, a named executive officer would also be entitled to receive any bonus earned but unpaid, payable in accordance with the terms of the applicable award.

Post-Employment Obligations

Under his employment agreement, Mr. Phillips has agreed to customary post-employment restrictive covenants, including non-competition, non-solicitation, and confidentiality obligations. Specifically:

- Mr. Phillips is subject to a non-competition covenant for a period of six months following termination of employment, which may be extended to 12 months if his employment is terminated in the best interests of the Company, in which case corresponding salary continuation applies.

- Mr. Phillips is subject to non-solicitation covenants for a period of 24 months following termination, covering employees of the Company and certain affiliated entities.

- If Mr. Phillips hires an employee of the Company or a specified affiliate during the restricted period, he is required to pay 30% of the employee's first year gross compensation.

- Mr. Phillips is subject to ongoing confidentiality obligations with respect to the Company's proprietary information.

Treatment of Equity Awards

Unvested restricted stock awards are generally forfeited upon termination of employment. However, certain equity award agreements provide for continued vesting or accelerated vesting in specified circumstances, including termination due to death, disability, termination without cause, retirement after reaching a specified age, or other circumstances approved by the Board of Directors or the Compensation Committee.

Under Mr. Phillips' restricted stock award agreements, if his employment terminates due to voluntary retirement after attaining age 62, and subject to compliance with applicable post-employment covenants, any unvested restricted stock awards will continue to vest in accordance with their original vesting schedules.

Employment Agreement with Mr. Phillips

The Company entered into an employment agreement with Mr. Phillips effective January 10, 2020. The agreement governs base salary, severance entitlements, post-employment restrictive covenants, and treatment of compensation upon termination. The agreement does not provide for payments or benefits triggered by a change in control.

Potential Payments Table

The following tables set forth estimated amounts that would have been payable to each named executive officer upon termination of employment, assuming termination occurred on December 31, 2025, the last day of the Company's 2025 fiscal year. The amounts shown are estimates and are based on the terms of the applicable agreements and benefit plans in effect as of that date. Actual amounts payable would depend on the circumstances and timing of any termination.

Except as otherwise noted, any severance payments would have been paid in equal installments in accordance with the Company's regular payroll practices.

	Tim Phillips					
Benefits and Payments Upon Termination	**Just Cause ($)**	**Death ($)**	**Disability ($)**	**Best Interest of the Company ($)(1)**	**Resignation ($)(2)**	**Retirement ($)**
Base Salary	—	—	175,045	700,180	175,045	175,045
Continuation of Medical and Dental Benefits (3)	—	—	4,238	16,952	—	—
Continuation of Cash Bonus Awards (4).......................	—	—	20,000	—	—	20,000
Acceleration of Restricted Stock Awards (5)	—	—	—	—	—	—
Total:...	—	—	199,283	717,132	175,045	195,045

(1) Represents continuation of base salary and benefits for a period of 12 months following a termination determined by the Board to be in the best interests of the Company, subject to execution of a separation agreement and release of claims.

(2) Assumes the Company terminates employment immediately upon receipt of notice of intent to resign, rather than allowing the notice period to run.

(3) Represents the estimated value of COBRA medical and dental premium payments during the applicable continuation period.

(4) Upon termination due to disability or retirement, Mr. Phillips is entitled to receive any discretionary cash bonus earned but unpaid as of the termination date. Such amounts would be paid in one or more installments in accordance with the original bonus payment schedule.

(5) Accelerated vesting of unvested restricted stock awards upon voluntary retirement is contingent upon Mr. Phillips having reached age 62 and continued compliance with post-employment restrictive covenants. No equity acceleration is assumed in the table.

	Jude Beres					
Benefits and Payments Upon Termination	**Just Cause ($)**	**Death ($)**	**Disability ($)**	**Best Interest of the Company ($)**	**Resignation ($)**	**Retirement ($)**
Base Salary	—	—	—	—	—	—
Continuation of Medical and Dental Benefits.................	—	—	—	—	—	—
Continuation of Cash Bonus Awards (1).......................	—	—	—	—	—	83,000
Acceleration of Restricted Stock Awards......................	—	—	—	—	—	—
Total:...	—	—	—	—	—	83,000

(1) Upon retirement, retirement, Mr. Beres is entitled to receive any discretionary cash bonus amounts earned but unpaid as of the retirement date. Such amounts would be paid in accordance with the timing contemplated at the time of award.

Pension Benefits Table

We have not maintained during any period that our named executive officers have been employed by us any defined benefit pension plans or similar arrangements that would require disclosure in a Pension Benefits Table.

Non-Qualified Deferred Compensation

We did not offer or provide our named executive officers with any non-qualified deferred compensation arrangements during fiscal year 2025, and no amounts were contributed, earned, or paid under any such plans during that year.

Pay-Ratio Disclosure

The following disclosure describes the relationship between the annual total compensation of our employees and the annual total compensation of our Chief Executive Officer ("CEO") for fiscal year 2025, calculated in accordance with Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

We provide fair and competitive compensation to our employees through a combination of base pay, incentives, retirement plans, and other benefits. As required by SEC rules, we are disclosing the following pay ratio and supporting information, which compares the annual total compensation of our CEO to that of the median employee of the Company (excluding the CEO). The pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with applicable SEC requirements.

For fiscal year 2025, our last completed fiscal year:

- The median annual total compensation of all employees other than our CEO was $45,990.

- The annual total compensation of our CEO was $1,193,811.

Based on this information, the ratio of the annual total compensation of our CEO to the median annual total compensation of all employees was 26 to 1.

Methodology and Assumptions

We identified our median employee as of December 6, 2025, using the employee population as of that date, excluding the CEO. This population reflects our full workforce, including employees of Parsec, LLC, OB Leasing, LLC, and Parsec Intermodal of Canada, Ltd. (collectively, "Parsec"), which we acquired on September 30, 2024.

To identify the median employee, we reviewed payroll data for approximately 10,475 total employees as of December 6, 2025, including full-time, part-time, seasonal, and temporary employees. This population included approximately 2,101 employees attributable to Parsec as of that date. We selected this date because it corresponded to the most reliable payroll and employee population data available for purposes of identifying the median employee.

The Company used payroll compensation reflected in its human resources and payroll records, consisting of salary, wages, and tips paid during fiscal year 2025, as the consistently applied compensation measure to identify the median employee. These amounts reflect year-to-date earnings reported in the Company's payroll systems for fiscal year 2025.

Consistent with SEC rules and guidance:

- We did not annualize compensation for employees who were hired during fiscal year 2025.

- We did not annualize compensation for temporary or seasonal employees.

- We excluded equity awards and discretionary bonuses from the compensation measure used to identify the median employee because such compensation is not broadly distributed across our employee population.

Using this methodology, the Company identified a full-time employee as the median employee.

After identifying the median employee using this compensation measure, we calculated that employee's annual total compensation in accordance with Item 402(c)(2)(x) of Regulation S-K, using the same methodology applied in calculating the CEO's total compensation as reported in the Summary Compensation Table.

Prior Median Employee Determination

We previously determined our median employee as of December 31, 2022, and used that same median employee for fiscal years 2023 and 2024, as permitted under SEC rules, based on our conclusion that there had been no changes in our employee population or compensation arrangements that would significantly affect the pay ratio disclosure.

As previously disclosed, employees of Parsec were excluded from the median employee determination for fiscal year 2024 in reliance on the acquisition-related exemption permitted under Item 402(u) of Regulation S-K. Fiscal year 2025 represents the first year in which Parsec employees have been included in our median employee determination following the acquisition.

Additional Context

The pay ratio disclosed above is a compliance-driven calculation required by SEC rules. Because companies may use different methodologies, assumptions, and compensation measures when identifying the median employee, the pay ratio reported by the Company may not be comparable to similarly titled measures reported by other companies. Differences in workforce composition, geographic footprint, compensation structures, and methodology assumptions may also affect the comparability of pay ratio disclosures across companies.

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Pay Versus Performance Table

The following table sets forth information for the fiscal years ended December 31, 2025, 2024, 2023, 2022, and 2021 concerning the compensation of our named executive officers relative to our performance.

Year	Summary Compensation Table Total for CEO (1)	Compensation Actually Paid to CEO (2)	Average Summary Compensation Table Total for Non-CEO NEOs (3)	Average Compensation Actually Paid to Non-CEO NEOs (2)(3)	Value of Initial Fixed $100 Investment Based On:		Net Income (Loss)	Operating Margin (6)
					Total Stockholder Return (4)	Peer Group Total Stockholder Return (5)		
2025	1,193,811	(633,054)	982,024	323,480	80	139	(99,873,000)	(4.1)%
2024	1,226,011	2,299,841	1,000,452	1,315,576	237	126	129,907,000	11.0%
2023	1,232,090	908,818	982,393	956,923	143	123	92,901,000	8.8%
2022	1,147,402	2,055,927	828,823	935,448	168	92	168,632,000	11.9%
2021	1,000,165	896,040	871,654	862,679	93	113	73,733,000	5.9%

(1) Represents the total compensation of Tim Phillips, the Company's Chief Executive Officer, as reported in the Summary Compensation Table for each fiscal year presented

(2) "Compensation Actually Paid" ("CAP") is calculated in accordance with Item 402(v) of Regulation S-K and reflects adjustments to the Summary Compensation Table totals, including adjustments related to equity awards and pension benefits, as applicable. See the Reconciliation of Compensation Actually Paid Adjustments table below for additional details.

(3) Since Jude M. Beres, the Company's Chief Financial Officer, is the only non-CEO named executive officer, the amounts reported for non-CEO named executive officers reflect compensation for Mr. Beres for all periods presented.

(4) Total Stockholder Return ("TSR") assumes an initial investment of $100 on December 31, 2020 and is calculated by dividing (a) the sum of the cumulative amount of dividends paid during the applicable period, assuming dividend reinvestment, and (b) the difference between the Company's stock price at the end and the beginning of the measurement period, by the stock price at the beginning of the measurement period.

(5) Peer Group TSR is calculated using the same methodology as Company TSR and is based on the Nasdaq Transportation Index, which is the same peer group used in the Company's performance graph included in Part II, Item 5 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

(6) Operating margin is calculated as income from operations divided by total revenues, as reported in the Company's audited financial statements for the applicable fiscal year.

	Year	Summary Compensation Table "Total" Column ($)	Subtract Summary Compensation Table "Stock Awards" Column ($)	Add Year-End Fair Value of Unvested Equity Awards Granted in Year ($)	Add / (Subtract) Year Over Year Change in Fair Value of Unvested Equity Awards Granted in Prior Years ($)	Add / (Subtract) Year Over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in Year ($)	Compensation Actually Paid ($)
CEO							
	2025	1,193,811	(175,020)	89,424	(1,670,432)	(70,837)	(633,054)
	2024	1,226,011	(164,913)	237,050	932,019	69,674	2,299,841
	2023	1,232,090	(252,007)	255,935	(325,200)	(2,000)	908,818
	2022	1,147,402	—	—	911,250	(2,725)	2,055,927
	2021	1,000,165	—	—	(112,450)	8,325	896,040
Non-CEO NEOs (1)							
	2025	982,024	(223,599)	114,244	(481,484)	(67,705)	323,480
	2024	1,000,452	(166,927)	239,945	207,030	35,076	1,315,576
	2023	982,393	(232,887)	236,517	(27,100)	(2,000)	956,923
	2022	828,823	—	—	109,350	(2,725)	935,448
	2021	871,654	—	—	(17,300)	8,325	862,679

(1) Since Jude M. Beres, the Company's Chief Financial Officer, is the only non-CEO named executive officer, the amounts reported for non-CEO named executive officers reflect compensation for Mr. Beres for all periods presented.

Relationship between Compensation Actually Paid and Performance

The following graphs illustrate the relationship between compensation actually paid, as disclosed in the Pay Versus Performance table, and each of the following performance measures for the fiscal years presented:

- the Company's total stockholder return;

- the total stockholder return of the Peer Group Index;

- net income; and

- operating margin.

The graphs are intended to provide a supplemental, graphical depiction of how compensation actually paid to our named executive officers compares with certain financial and market performance measures over the applicable periods. The relationships shown are not intended to imply a direct or formulaic relationship between compensation actually paid and any single performance measure.









Most Important Financial Performance Measures for Fiscal 2025

For fiscal year 2025, the Company identified the following financial performance measures as the most important measures used by the Compensation Committee in assessing the performance of the Chief Executive Officer and the non-CEO named executive officers for purposes of determining compensation actually paid:

- operating margin,
- revenue growth, and
- EBITDA margin.

These measures were selected because they reflect the Company's emphasis on profitable growth, operating efficiency, and sustained earnings performance. The Compensation Committee considers these measures collectively and in the context of overall Company performance, together with qualitative factors, in making compensation decisions. No single financial performance measure is determinative in setting compensation.

AUDIT-RELATED MATTERS

Audit Committee Report

Each member of the Audit Committee is independent as defined by applicable NASDAQ listing standards and Securities and Exchange Commission ("SEC") rules.

The Audit Committee's primary purpose is to assist the Board of Directors in its oversight of:

- the integrity of the Company's financial statements;

- the Company's accounting and financial reporting processes;

- the audits of the Company's financial statements and internal control over financial reporting; and

- the Company's internal control and audit functions.

In carrying out these responsibilities, the Audit Committee oversees the Company's relationship with its independent registered public accounting firm. The Audit Committee has direct responsibility for the appointment, retention, compensation, and oversight of the independent auditor, including the review of the scope of audit services and the approval of all audit and permissible non-audit services.

The Audit Committee reviewed and discussed with management the Company's annual and quarterly financial statements, including significant accounting policies, critical accounting estimates, and judgments. The Audit Committee also reviewed the activities and effectiveness of the Company's internal audit function.

Management is responsible for the preparation, presentation, and integrity of the Company's financial statements, the appropriateness of the accounting principles and reporting policies applied, and the design, implementation, and effectiveness of the Company's internal control over financial reporting. Management is also responsible for identifying, evaluating, and reporting to the Audit Committee any significant deficiencies or material weaknesses in internal control over financial reporting.

The Audit Committee discussed with the Company's independent registered public accounting firm, Grant Thornton LLP, the matters required to be discussed under applicable standards of the Public Company Accounting Oversight Board ("PCAOB"), including those required by Auditing Standard No. 1301 (Communications with Audit Committees). These discussions included the auditor's judgments regarding the quality and acceptability of the Company's accounting principles, financial reporting practices, and disclosures.

The Audit Committee also reviewed and discussed management's assessment of the effectiveness of the Company's internal control over financial reporting and Grant Thornton's audit and opinion on the effectiveness of internal control over financial reporting as of December 31, 2025.

The Audit Committee has discussed with Grant Thornton its independence from the Company and management and has received the written disclosures and letter required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence). The Audit Committee has also considered whether the provision of permitted non-audit services by Grant Thornton is compatible with maintaining the auditor's independence.

Based on the reviews and discussions described above, and in reliance on the information provided by management and Grant Thornton, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, for filing with the SEC.

The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing made by the Company under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference therein.

Audit Committee Members

Grant E. Belanger, Chair
Marcus D. Hudson
Richard P. Urban

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Audit Committee Approval Policies

The Audit Committee has established policies and procedures for the pre-approval of all audit and permissible non-audit services to be performed by the Company's independent registered public accounting firm.

Pursuant to these policies, the Audit Committee pre-approves all audit services and permitted non-audit services prior to engagement. The Audit Committee has delegated authority to its Chair, or to any two other members of the Audit Committee acting together, to approve such services between regularly scheduled meetings. Any approvals granted pursuant to this delegated authority are reported to the Audit Committee at its next meeting.

In addition to requiring formal engagement letters for audit services, the Audit Committee has determined that separate engagement letters are required for all non-audit services performed by the independent auditor. These engagement letters specify the scope of services and related fees and are subject to Audit Committee approval.

All services described in the Audit Fees table below were pre-approved by the Audit Committee or approved by the Chair of the Audit Committee pursuant to the authority delegated by the Audit Committee.

Services Provided by Outside Auditors

The following table sets forth the aggregate fees billed by Grant Thornton LLP for professional services rendered to the Company for the fiscal years ended December 31, 2025 and 2024.

	2025	2024
Audit Fees (1)	$ 1,095,482	$ 1,014,634
Audit-Related Fees (2)	22,000	75,000
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$ 1,117,482	$ 1,089,634

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Company's annual financial statements included in its Annual Report on Form 10-K and the review of financial statements included in its Quarterly Reports on Form 10-Q for the applicable fiscal year. This category also includes fees for services normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements, including the issuance of consents in connection with SEC filings.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." For fiscal year 2025, these fees primarily related to services performed in connection with supplemental opinions required under the Company's credit facilities. For fiscal year 2024, these fees primarily related to services performed in connection with a separate audit of a group of subsidiaries and supplemental opinions required under the Company's credit facilities.

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PROPOSALS TO BE PRESENTED AT THE MEETING

_____

PROPOSAL ONE

_____

ELECTION OF DIRECTORS

The Board of Directors has nominated the following individuals for election to serve as directors of Universal Logistics Holdings, Inc. until the Company's 2027 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified:

- Grant E. Belanger

- Frederick P. Calderone

- Clarence W. Gooden

- Marcus D. Hudson

- Matthew J. Moroun

- Matthew T. Moroun

- Timothy Phillips

- Michael A. Regan

- H. E. Scott Wolfe

Each nominee has consented to being named in this proxy statement and has indicated a willingness to serve if elected.

Unless authority to vote for the election of directors is withheld, the persons named as proxies intend to vote FOR the election of each of the nominees listed above. If any nominee becomes unavailable for election for any reason before the Annual Meeting, the Board of Directors may designate a substitute nominee, and the proxies will vote the shares represented by proxy FOR the election of such substitute nominee. If no substitute nominee is designated, the proxies will vote the shares represented by proxy FOR the election of the remaining nominees. The Board of Directors has no present reason to believe that any nominee will be unable or unwilling to serve.

The Board of Directors Recommends Stockholders Vote

FOR

Each of the Nominees Named Above

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PROPOSAL TWO

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, and the related rules of the Securities and Exchange Commission, the Company is requesting that stockholders approve, on an advisory (non-binding) basis, the compensation of the Company's named executive officers as disclosed in this Proxy Statement in accordance with Item 402 of Regulation S-K. This disclosure includes the Compensation Discussion and Analysis, the executive compensation tables, and the related narrative disclosures.

This advisory vote, commonly referred to as a "say-on-pay" vote, is intended to provide stockholders with an opportunity to express their views on the overall executive compensation program and the compensation of the Company's named executive officers, rather than on any single element of compensation.

The Board of Directors believes that the Company's executive compensation policies and practices are appropriately designed to:

- align the interests of executive officers with those of stockholders;

- reward performance that drives long-term stockholder value;

- support the achievement of the Company's strategic and financial objectives; and

- attract, motivate, and retain experienced executive leadership.

Accordingly, the Board of Directors recommends that stockholders vote FOR the following resolution:

"RESOLVED, that the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and related narrative disclosure, is hereby APPROVED, on an advisory basis."

Because this vote is advisory, it is not binding on the Company, the Board of Directors, or the Compensation Committee. However, the Compensation Committee values the views of stockholders and will consider the outcome of this advisory vote, together with other relevant factors, in evaluating and making future executive compensation decisions.

The Board of Directors Recommends Stockholders Vote

FOR

the Approval of the Compensation of our Executive Officers

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PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Ernst & Young, LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026. The Audit Committee has considered the independence of Ernst & Young, LLP and has determined that the firm is independent within the meaning of applicable SEC rules and PCAOB standards. The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the Company's independent registered public accounting firm.

Although stockholder ratification of the appointment of the Company's independent registered public accounting firm is not required by law, the Board of Directors believes that submitting this matter to stockholders is consistent with good corporate governance practices and is in the best interests of the Company and its stockholders.

If stockholders do not ratify the appointment of Ernst & Young, LLP, the Audit Committee will reconsider its selection of the independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and its stockholders. Because of the timing and costs associated with a change in auditors, any such change would be implemented in a manner and at a time determined by the Audit Committee to be in the best interests of the Company and its stockholders.

A representative of Ernst & Young, LLP is expected to attend the Annual Meeting, will be available to respond to appropriate questions from stockholders, and will have the opportunity to make a statement if he or she desires.

The Board of Directors Unanimously Recommends a Vote

FOR

the Ratification of the Appointment of Ernst & Young, LLP as

the Company's Independent Registered Public Accounting Firm for the 2026 Fiscal Year.

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As of the date of this proxy statement, the Board of Directors is not aware of any matters to be presented at the Annual Meeting other than those described herein. If any other matter is properly presented for consideration at the Annual Meeting, the persons named as proxies will vote the shares represented by proxy on such matter in accordance with their best judgment.

ADDITIONAL INFORMATION

Availability of Annual Report to Stockholders and Form 10-K

Additional information concerning the Company, including its audited financial statements, is included in the Company's 2025 Annual Report to Stockholders, which accompanies this Proxy Statement.

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission ("SEC"), is available to stockholders without charge upon written request to the Company's Secretary at its principal executive offices: 12755 E. Nine Mile Road, Warren, Michigan 48089. Copies of exhibits filed with, or incorporated by reference into, the Form 10-K will also be furnished upon request, subject to reimbursement of the Company's reasonable expenses in furnishing such materials.

The Annual Report to Stockholders and the Form 10-K are also available on the Company's website at www.universallogistics.com under the Investor Relations section.

Stockholder Proposals for 2027 Annual Meeting

Stockholders who wish to submit proposals or nominate directors for consideration at the Company's 2027 Annual Meeting of Stockholders must comply with the procedures described below. All communications should be addressed to:

Secretary
Universal Logistics Holdings, Inc.
12755 E. Nine Mile Road
Warren, Michigan 48089

Proposals for Inclusion in the Company's Proxy Statement

To be eligible for inclusion in the Company's proxy statement and form of proxy for the 2027 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, a stockholder proposal must be received by the Company's Secretary no later than December 1, 2026, and must otherwise comply with all applicable SEC rules and regulations.

Other Business to Be Brought Before the Annual Meeting

If a stockholder intends to present business at the 2027 Annual Meeting other than a proposal submitted for inclusion in the Company's proxy statement, the stockholder must provide written notice to the Company's Secretary no earlier than December 1, 2026 and no later than December 31, 2026.

Such notice must include:

- a brief description of the proposed business and the reasons for bringing it before the meeting;

- the name and address of the stockholder proposing the business and, if different, the beneficial owner on whose behalf the proposal is made;

- the number of shares of the Company's common stock owned beneficially and of record by such stockholder and any related person as of the record date and as of the date of the notice; and

- any other information required by the Company's bylaws or applicable law.

If the proposed business includes a nomination for election to the Board of Directors, the notice must also include all information required to be disclosed in a definitive proxy statement filed pursuant to Section 14 of the Exchange Act, as well as the written consent of each nominee to serve if elected.

The Company may require the stockholder to supplement such notice with additional information if necessary to determine the eligibility of the proposed business under applicable law and SEC rules.

By order of the board of directors,

/s/ Steven Fitzpatrick

STEVEN FITZPATRICK
Vice President – Finance and Investor Relations, Secretary

March 31, 2026

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-51142

UNIVERSAL LOGISTICS HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Nevada	**38-3640097**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

12755 E. Nine Mile Road

Warren, Michigan 48089

(Address, including Zip Code of Principal Executive Offices)

(586) 920-0100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	ULH	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

As of June 28, 2025, the last business day of the registrant's most recently completed second quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on June 27, 2025, as reported by The Nasdaq Stock Market, was approximately $173.8 million (assuming, but not admitting for any purpose, that all (a) directors and executive officers of the registrant are affiliates, and (b) the number of shares held by such directors and executive officers does not include shares that such persons could have acquired within 60 days of June 28, 2025).

The number of shares of common stock, no par value, outstanding as of March 9, 2026, was 26,350,058.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's 2026 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

UNIVERSAL LOGISTICS HOLDINGS, INC.
2025 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Form 10-K") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect management's current expectations, estimates, projections, beliefs, plans, or objectives regarding future events, conditions, or performance and are subject to known and unknown risks, uncertainties, assumptions, and other factors that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements include, but are not limited to, statements regarding our future operating results, financial condition, liquidity, cash flows, capital expenditures, capital allocation priorities, growth strategies, acquisition and integration activities, customer demand, pricing and cost trends, labor availability and costs, regulatory developments, environmental and sustainability initiatives, technology investments, and general economic and industry conditions. Many of these forward-looking statements appear in Part II, Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations, but may also appear elsewhere in this Form 10-K. Forward-looking statements can generally be identified by words or phrases such as "anticipates," "believes," "expects," "estimates," "targets," "plans," "intends," "projects," "forecasts," "will," "would," "could," "may," "should," "potential," "continue," or similar expressions, or by discussions of strategy, plans, or objectives. These statements are not guarantees of future performance. Actual results may differ materially from those contemplated by forward-looking statements due to a variety of factors, including, among others, those described in Part I, Item 1A—Risk Factors of this Form 10-K, which is incorporated herein by reference, as well as changes in general economic conditions, customer demand, fuel and other operating costs, labor market conditions, regulatory requirements, capital markets conditions, and competitive dynamics within the transportation and logistics industry. All forward-looking statements contained in this Form 10-K are made as of the date of this report and are based on information available to the Company as of that date. Except as required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or otherwise. Unless the context otherwise requires, references in this Form 10-K to "Universal," the "Company," "we," "us," or "our" refer collectively to Universal Logistics Holdings, Inc. and its consolidated subsidiaries. All references to fiscal years, quarters, or periods refer to the Company's fiscal years ended December 31 and the corresponding interim periods.

PART I

ITEM 1:   BUSINESS

Company Overview

Universal Logistics Holdings, Inc. is a holding company whose subsidiaries provide customized transportation and logistics solutions across North America and select international markets. Through our operating subsidiaries, we deliver an integrated portfolio of transportation and logistics services designed to support customers throughout their supply chains, including value-added, dedicated, intermodal and trucking services. Our operations primarily serve customers in the automotive, industrial, retail, consumer goods, energy, and metals sectors.

We conduct operations throughout the United States and in Mexico and Canada, providing both domestic and cross-border logistics solutions.

On May 1, 2025, we completed a reincorporation from Michigan to Nevada pursuant to a statutory conversion approved by our stockholders. The reincorporation did not result in any change to our business, management, board of directors, executive officers, assets, liabilities, or operations. The rights of our stockholders are now governed by Nevada law and our Nevada articles of incorporation and bylaws, which differ in certain respects from Michigan law. See Item 1A—Risk Factors

We have been a publicly held company since February 11, 2005, the date of our initial public offering. Our principal executive offices are located at 12755 E. Nine Mile Road, Warren, Michigan 48089.

Operating Model and Service Delivery

Our comprehensive suite of transportation and logistics solutions is designed to help customers reduce costs, improve reliability, and manage increasingly complex supply chains. We market and deliver our services through multiple channels:

- A direct sales and marketing organization focused on large, complex customers in targeted industry verticals;

- A network of company-managed facilities and terminals; and

- A nationwide network of independent agents who solicit freight directly from shippers.

As of December 31, 2025, we operated approximately 48 company-managed terminal locations, supported 78 active value-added logistics programs, and maintained an agent network of approximately 131 agents across our service footprint.

Reportable Segments

We manage and report our operations across three reportable segments, differentiated primarily by service offering and operational characteristics.

Contract Logistics

We provide value-added and dedicated transportation services to support inbound and internal logistics requirements of industrial manufacturers and major retailers, generally under contractual arrangements of one year or longer. Services are customized to individual customer requirements and include material handling, consolidation, sequencing, sub-assembly, cross-dock operations, kitting, repacking, warehousing, returnable container management, and rail lift services.

Dedicated transportation services within this segment typically involve short-haul or round-trip moves within defined geographic areas and are provided using a mix of union and non-union employee drivers, owner-operators, and contract drivers. Our facilities and personnel are often directly integrated into customer production environments, making these services a critical component of customer operations.

Intermodal

Our intermodal segment provides local and regional drayage services coordinated through company-managed terminals. These services utilize a combination of owner-operators, company-owned equipment, and third-party capacity providers. Intermodal services include steamship-truck, rail-truck, and related support services, primarily moving international and domestic containers between ports or railheads and customer facilities.

Trucking

Our trucking segment includes dry van, flatbed, heavy-haul, and refrigerated operations, transporting a broad range of commodities including automotive parts, machinery, building materials, food products, steel, and other industrial and consumer goods. These operations are coordinated through a mix of agents and company-managed terminals, utilizing owner-operators, company equipment, and brokered capacity.

Other non-reportable operations consist primarily of legacy brokerage activities and subsidiaries that provide support services to other operating units.

For additional segment information, see Item 8, Note 18 to the Consolidated Financial Statements.

Business Developments

Parsec Integration Update

In September 2024, we completed the acquisition of Parsec, LLC, a provider of terminal management and related services to Class I, regional, and short-line railroads across North America. During the year ended December 31, 2025, Parsec operated as part of our Contract Logistics segment and continued to provide time-sensitive intermodal terminal services across its network of rail yard locations. Integration activities during 2025 focused primarily on aligning operational, safety, and administrative processes while preserving Parsec's specialized operating expertise and customer relationships.

Business and Growth Strategy

Our strategy is focused on disciplined growth, operational excellence, and long-term value creation. Key elements include:

Strategic Acquisitions. We operate in a highly fragmented industry and selectively pursue acquisitions that enhance service capabilities, expand geographic reach, diversify end markets, or provide specialized logistics expertise.

Capitalizing on Outsourcing Trends. We believe long-term industry growth will be supported by continued outsourcing of logistics functions as supply chains become more complex. We intend to leverage our integrated service offering, facility network, and long-standing customer relationships to capitalize on these trends.

Automotive Market Penetration. The automotive sector remains a core market. During the year ended December 31, 2025, automotive-related operations represented approximately 45% of total operating revenues.

Expansion into Other Verticals. We continue to expand in aerospace, energy, government services, healthcare, industrial retail, consumer goods, and metals, leveraging modular process design and rapid implementation expertise.

Growth of Agent and Owner-Operator Networks. We plan to continue expanding our agent and owner-operator base to drive growth in transactional transportation services.

Competition and Industry

The transportation and logistics industry is highly competitive and fragmented. Competition is based on service quality, reliability, pricing, breadth of offerings, technology capabilities, and access to capacity. We compete with asset-based and non-asset-based carriers, integrated logistics providers, railroads, and digital freight platforms.

Customers

We serve customers throughout the United States and in Mexico and Canada. Revenues are concentrated in automotive, retail and consumer goods, metals, energy, and manufacturing industries.

For the year ended December 31, 2025:

- Automotive customers represented approximately 45% of total revenues;

- Our top customer, General Motors, represented approximately 25% of revenues; and

- Our top ten customers represented approximately 59% of revenues.

Human Capital Resources

As of December 31, 2025, Universal employed approximately 10,525 employees, supported by the full-time equivalency of approximately 46 individuals on a contract basis. Approximately 37% of our employees were represented by labor unions and covered by collective bargaining agreements. Our workforce consists of a broad mix of professional, technical, operational, and driver personnel supporting both customer-integrated logistics operations and transactional transportation services. We believe our employee and labor relations remain constructive.

Our business depends on the ability to attract, develop, and retain a qualified workforce capable of meeting the operational, safety, and service requirements of our customers. Accordingly, our human capital management approach focuses on several core areas, including workforce safety, talent acquisition and retention, training and development, labor availability, and regulatory compliance. We regularly assess workforce trends, operating requirements, and labor market conditions and adjust our practices as appropriate.

Workforce Availability, Retention, and Development

Competition for qualified drivers, logistics professionals, and skilled operations personnel remains intense across the transportation and logistics industry. We seek to mitigate turnover through competitive compensation and benefits, incentive programs, training opportunities, and operational stability, particularly in customer-integrated environments.

Training and workforce development are critical components of our operations, given the safety-sensitive and customer-specific nature of many of our services. We maintain structured onboarding, skills enhancement, and supervisory training programs designed to support workforce readiness, operational continuity, and succession planning.

Health, Safety, and Wellbeing

The safety and wellbeing of our employees, contractors, and the communities in which we operate are fundamental to our business. We maintain safety programs and policies designed to promote compliance with applicable regulations, reduce workplace incidents, and support safe operating practices across our facilities and transportation network.

We continue to invest in safety training, monitoring, and operational controls; however, the nature of our operations exposes us to inherent safety risks, and there can be no assurance that incidents will not occur.

Labor Relations

A significant portion of our workforce is represented by labor unions under collective bargaining agreements that establish wage rates, benefits, work rules, and other terms and conditions of employment. These agreements typically have defined terms and may result in periodic wage and benefit increases. While we believe our labor relationships are constructive, labor negotiations, workforce availability, or work stoppages could adversely affect our operations or financial performance.

Human Capital Challenges and Outlook

We believe our human capital practices support our operational objectives and customer service commitments. Nevertheless, we continue to face challenges common to the transportation and logistics industry, including labor availability constraints, wage and benefit cost inflation, regulatory requirements, and workforce retention pressures. These factors may increase operating costs, constrain capacity, or impact service levels. See Item 1A—Risk Factors for additional discussion of risks related to labor, workforce availability, and operating costs.

Independent Contractor Network

Independent agents and owner-operators are a critical component of our operating model. During 2025, agents generated approximately 17% of freight volume.

Owner-operators provide equipment and are responsible for associated operating costs and regulatory compliance.

Revenue Equipment

As of December 31, 2025, our revenue equipment consisted of approximately:

Type of Equipment	Company-owned or Leased	Owner-Operator Provided	Total
Tractors	2,461	1,128	3,589
Yard Tractors	738	—	738
Trailers	4,793	471	5,264
Chassis	3,570	—	3,570
Containers	94	—	94

Risk Management and Insurance

We maintain insurance coverage and self-insurance programs consistent with industry practice. We establish reserves for auto liability, cargo, and material handling claims based on actuarial estimates and historical experience.

Technology, Cybersecurity, and System Resiliency

Our operations rely on a combination of proprietary and third-party information technology systems to support transportation management, warehouse operations, customer integration, billing, and operational visibility. We face an increasingly complex cybersecurity risk environment, including risks associated with system intrusions, ransomware, data integrity failures, and service disruptions. We maintain cybersecurity risk management and governance processes designed to identify, assess, and manage these risks, and we continue to invest in system monitoring, employee awareness, and incident response capabilities.

While we have implemented measures intended to enhance system reliability and security, our systems have experienced operational and technology-related challenges from time to time, and there can be no assurance that future disruptions, cyber incidents, or system failures will not occur. Any such events could adversely affect our operations, customer relationships, or financial results. See "Risk Factors—Information Technology and Cybersecurity Risks" for a discussion of risks related to system disruptions, cybersecurity incidents, and data protection.

Government Regulation and Environmental Matters

Our operations are subject to extensive federal, state, and international regulation, including safety, labor, customs, and environmental requirements. We believe we are in material compliance with applicable laws.

Environmental and climate-related regulations may increase operating or capital costs over time.

Seasonality

Our value-added logistics services experience seasonal demand patterns driven by automotive production cycles and scheduled OEM shutdowns. Transportation services are also impacted by weather and holiday-related shipping patterns.

Available Information

We make available, free of charge, our SEC filings on our website at www.universallogistics.com as soon as reasonably practicable after filing. The contents of our website are not incorporated into this Form 10-K.

ITEM 1A: RISK FACTORS

The following risks and uncertainties could materially and adversely affect our business, financial condition, results of operations, cash flows, or the market price of our common stock. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business. You should carefully consider these risk factors together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

Risks Related to Our Industry and Operating Environment

Our business is sensitive to general economic conditions, customer demand cycles, and macroeconomic volatility.

Demand for our transportation and logistics services is highly dependent on general economic conditions and the business cycles of our customers. Adverse economic conditions—including inflation, rising interest rates, reduced industrial production, supply chain disruptions, or recessionary pressures—may reduce shipping volumes, increase pricing pressure, delay customer payments, or increase customer credit risk. These effects may be more pronounced in industries where we have meaningful customer concentration, including automotive, metals, and industrial manufacturing.

Deterioration in U.S. or global economic conditions may also constrain our customers' access to capital, adversely affect their production levels, or cause them to reduce or delay logistics spending, any of which could materially and adversely affect our results of operations and cash flows.

We operate in a highly competitive and fragmented industry, which could limit our ability to maintain pricing, margins, or market share.

The transportation and logistics industry is intensely competitive and fragmented. We compete with asset-based and non-asset-based carriers, integrated logistics providers, railroads, and increasingly with technology-enabled brokers and digital freight platforms. Some competitors have greater financial resources, larger equipment fleets, broader service offerings, more advanced technology platforms, or greater economies of scale.

Competitive pressures may result in downward pricing, reduced margins, loss of customers, increased capital or technology investment requirements, or higher labor and capacity costs. In addition, customers may reduce the number of carriers they use, rely on lead logistics providers that allocate freight on a non-neutral basis, or rebid freight frequently, which could further pressure pricing and volumes.

Volatility in diesel fuel prices or disruptions in fuel supply could adversely affect our operating results.

Diesel fuel represents a significant operating expense in our transportation operations. The price and availability of diesel fuel are subject to wide fluctuations due to factors beyond our control, including global supply and demand dynamics, refinery capacity, geopolitical conflicts, sanctions, trade restrictions, military activity affecting energy-producing regions, and disruptions to major maritime shipping routes used for the transportation of crude oil and refined products.

We do not currently hedge against fuel price fluctuations. Although we have historically recovered a portion of fuel cost increases through fuel surcharge mechanisms, rate adjustments, or other contractual pricing arrangements, there can be no assurance that these measures will fully offset increases in fuel prices, fuel taxes or other energy-related costs.   In particular, fuel surcharge programs may lag market price movements, may not apply to all of our services or contracts, and may be difficult to implement or adjust during periods of rapid or sustained price volatility or competitive pricing pressure.

Recent geopolitical developments, including military conflicts and instability in regions critical to global energy production and shipping, have increased volatility in global oil markets and could further disrupt energy supply chains. If disruptions to oil production, refining capacity, or maritime transportation routes occur or intensify, diesel fuel prices could increase significantly and fuel availability in certain markets could be constrained.

Sustained increases in fuel prices, reduced fuel availability, or disruptions in fuel distribution networks could increase operating costs for our company-owned equipment and may also adversely affect the economics of owner-operator arrangements and third-party transportation providers on whom we rely. Any such developments could materially adversely affect our operating margins, operating results, cash flows, and overall financial condition.

Driver and labor availability constraints could limit growth and increase costs.

The transportation industry continues to experience challenges in attracting and retaining qualified drivers and skilled logistics personnel. Competition for labor may require increased wages, benefits, incentives, or recruiting costs and could result in equipment under-utilization, service disruptions, or missed growth opportunities. If we are unable to attract or retain sufficient personnel, our profitability and ability to meet customer service requirements could be adversely affected.

Capital intensity and equipment cost trends may adversely affect cash flows and returns.

Our business requires significant ongoing capital investment in tractors, trailers, chassis, and other equipment. Purchase prices for new equipment may increase due to regulatory requirements, supply constraints, or manufacturer pricing actions, while the resale value of used equipment may decline due to market oversupply or technological obsolescence. These factors could increase depreciation expense, reduce proceeds from asset sales, and adversely affect our cash flows and financial condition.

Trade policy changes, tariffs, and geopolitical developments could adversely affect our business.

Our business depends heavily on cross-border trade between the United States, Canada, and Mexico. Changes in trade policy, tariffs, customs regulations, or geopolitical tensions could disrupt supply chains.

Risks Related to Regulation, Legal Matters, and Compliance

We operate in a highly regulated industry, and changes in laws or regulations could increase costs or limit operations.

Our operations are subject to extensive federal, state, and international regulation, including safety, labor, environmental, customs, and transportation requirements. Compliance with existing or future regulations may increase operating costs, restrict capacity, disrupt operations, or require additional capital expenditures. Violations could result in fines, penalties, operational restrictions, or reputational harm.

Independent contractor classification risks could result in significant liabilities.

Federal and state authorities continue to scrutinize the classification of independent contractors in the transportation industry. Changes in laws, regulations, or enforcement interpretations could result in reclassification of owner-operators or agents as employees, which could materially increase labor costs, tax obligations, benefit liabilities, and potential retroactive exposure.

*Environmental and climate-related regulations may increase costs or constrain operation*s.

We are subject to environmental laws governing emissions, fuel storage, hazardous materials, and stormwater discharge. Increased focus on climate change may result in new regulations, customer requirements, or emissions-related taxes that increase operating or capital costs, reduce fuel efficiency, or require equipment upgrades. Compliance costs or failure to meet customer sustainability expectations could adversely affect our results.

Risks Related to Our Business and Strategy

We have restated previously issued financial statements, which may adversely affect investor confidence and expose us to additional risks.

In March 2026, the Company determined that its previously issued condensed consolidated financial statements as of and for the quarter ended September 27, 2025 should no longer be relied upon due to an error identified in the goodwill impairment analysis for the Company's intermodal reporting unit. Specifically, certain deferred tax liabilities attributable to intercompany allocations were included in the carrying value used in the impairment analysis when they should not have been included. As a result, the Company restated those financial statements and recorded an additional goodwill impairment charge of approximately $43.2 million.

Restatements of previously issued financial statements may negatively affect investor confidence in the reliability of our financial reporting and could cause our stock price to decline. Restatements may also increase the risk of regulatory scrutiny, including inquiries or investigations by the Securities and Exchange Commission, and may expose us to litigation or other claims. In addition, responding to matters arising from a restatement can require significant management time and attention and may increase professional fees and other costs.

Although the restatement described above relates to a non-cash accounting adjustment and does not affect the Company's previously reported revenues, operating cash flows, liquidity, or compliance with debt covenants, we cannot assure you that additional issues will not be identified in the future or that similar matters will not occur again.

We have identified a material weakness in our internal control over financial reporting. If we fail to remediate this material weakness or otherwise maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

As discussed elsewhere in this Annual Report on Form 10-K, the Company restated its condensed consolidated financial statements for the quarter ended September 27, 2025 as a result of an error identified in the goodwill impairment analysis for the Company's intermodal reporting unit. Management concluded that the error that resulted in the restatement is consistent with a previously identified material weakness in the Company's internal control over financial reporting related to the accounting for complex and non-routine transactions and the preparation and review of financial statements and related disclosures.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Because of this material weakness, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2025.

Management has begun implementing remediation measures designed to address this material weakness, including enhancing the Company's internal technical accounting expertise and strengthening review procedures relating to complex and non-routine accounting matters, including goodwill impairment analyses. However, these remediation efforts are ongoing, and management cannot provide assurance that these measures will fully remediate the material weakness or prevent future deficiencies in internal control over financial reporting.

Management continues to evaluate the effectiveness of these remediation measures and may determine that additional steps are necessary to address the material weakness. In addition, management may identify additional deficiencies or material weaknesses in internal control over financial reporting in the future as remediation efforts continue and controls are tested.

Maintaining effective internal control over financial reporting requires ongoing diligence, particularly as our business continues to evolve through acquisitions, operational changes, increased transaction complexity, and personnel changes. As our operations grow and change, there can be no assurance that additional deficiencies or material weaknesses will not be identified in the future.

If the Company is unable to successfully remediate the material weakness, or if additional material weaknesses or significant deficiencies are identified in the future, the Company's ability to accurately record, process, summarize and report financial information could be adversely affected. In addition, the Company could become subject to increased regulatory scrutiny, incur additional costs related to remediation and external audit procedures, or experience reduced investor confidence in the reliability of its financial statements.

We may be required to record additional impairment charges related to goodwill and other long-lived assets, which could materially adversely affect our results of operations.

We carry goodwill and other intangible assets on our consolidated balance sheet as a result of prior acquisitions. We evaluate goodwill for impairment at least annually and more frequently if events or changes in circumstances indicate that the carrying value of a reporting unit may not be recoverable. We also evaluate long-lived tangible and intangible assets for impairment when triggering events occur.

During the year ended December 31, 2025, we recorded material non-cash impairment charges totaling approximately $124.4 million related to goodwill and customer-relationship intangible assets associated with our intermodal reporting unit. As a result of these impairment charges, no goodwill remains attributable to the intermodal reporting unit.

The determination of whether an impairment exists requires significant judgment and involves estimates and assumptions regarding future cash flows, revenue growth rates, operating margins, terminal values, and discount rates. These estimates and assumptions reflect management's judgments based on information available at the time the analyses are performed, and future events or changes in circumstances may differ from those assumptions.

Our remaining reporting units continue to include goodwill and other intangible assets that are subject to impairment testing. If actual operating results or future cash flow projections differ from our assumptions, or if market conditions, interest rates, or business risks change, we may be required to record additional impairment charges in future periods. Any such charges could adversely affect our results of operations and stockholders' equity and could negatively impact investor perceptions of our financial condition or operating performance, even though such charges would not directly affect our cash flows.

Cybersecurity incidents or technology failures could disrupt operations and harm our business.

Our operations depend on the availability, reliability, and security of information technology systems, including transportation management, warehouse management, dispatch, billing, and customer-facing platforms. We operate in a heightened cybersecurity risk environment and have experienced operational and technology-related challenges from time to time.

Cyber incidents, ransomware attacks, data breaches, system failures, or disruptions at third-party service providers could result in service interruptions, data loss, reputational harm, regulatory scrutiny, or financial loss. While we maintain cybersecurity risk management and governance processes, there can be no assurance that our controls will prevent all incidents or that future incidents will not have a material adverse effect.

Our disclosure controls and procedures and internal control over financial reporting may not continue to be effective as our business evolves.

Disclosure controls and procedures and internal control over financial reporting are subject to inherent limitations and require ongoing monitoring and refinement. As our business continues to evolve—including through acquisitions, operational changes, increased transaction complexity, and integration of acquired businesses—there is a risk that controls may become inadequate or fail to operate as intended. If our disclosure controls or internal control over financial reporting are not designed, implemented, or maintained effectively, we may be unable to timely and accurately disclose information required under the Securities Exchange Act of 1934.

Insurance, claims exposure, and "nuclear verdict" trends could materially increase costs.

The transportation industry has experienced increased claim severity and large jury verdicts. Rising insurance premiums, higher self-insurance retention levels, or uninsured losses could materially and adversely affect our earnings, liquidity, and cash flows.

Customer concentration, particularly in the automotive industry, exposes us to demand volatility.

A significant portion of our revenues is derived from a limited number of customers and industries. During the year ended December 31, 2025, customers in the automotive industry accounted for approximately 45% of our revenues, and our top ten customers accounted for approximately 59% of revenues. The loss of, or reduced demand from, any significant customer could materially adversely affect our business.

Labor disputes involving our employees or our customers could disrupt operations.

Many of our customers and a significant portion of our workforce are subject to collective bargaining agreements. Labor disputes, strikes, or work stoppages involving our employees, customers, or suppliers could disrupt operations, reduce volumes, or increase costs.

We may not successfully integrate acquired businesses or realize expected benefits.

Acquisitions are an element of our growth strategy. Integration efforts may involve operational, technological, or cultural challenges and may divert management attention. We may not realize anticipated benefits, synergies, or performance improvements, and integration issues could adversely affect results.

Natural disasters, severe weather, public health events, terrorism, war, or geopolitical instability could disrupt supply chains, commercial trade routes, or customer demand, adversely affecting our operations and financial results.

Our business depends on the efficient movement of freight through domestic and international supply chains. Extreme weather events, natural disasters, pandemics or other public health crises, acts of terrorism, armed conflicts, geopolitical instability, trade restrictions, sanctions, tariffs, or other governmental actions could disrupt global or regional transportation networks, restrict access to ports or border crossings, interrupt the flow of goods, or reduce customer production levels and shipping demand.

In particular, geopolitical tensions or military conflicts affecting major maritime trade routes or energy transit corridors could disrupt global commerce and energy markets. For example, instability in regions surrounding key shipping passages, including the Persian Gulf, the Strait of Hormuz, the Red Sea, or other strategic maritime channels, could interfere with commercial shipping activity, increase shipping costs, disrupt global supply chains, and contribute to volatility in energy and commodity markets. Disruptions affecting these routes could reduce the availability of shipping capacity, increase transit times, or cause rerouting of vessels, which could have cascading effects on global trade flows and the availability and cost of goods transported by our customers.

In addition, geopolitical instability may contribute to broader economic uncertainty, reduced industrial production, lower consumer demand, and decreased freight volumes across transportation markets. Any significant disruption to global trade flows, fuel supply chains, manufacturing activity, or customer operations could reduce demand for our services, increase operating costs, or otherwise adversely affect our revenues, operating results, and financial condition.

Risks Related to Our Indebtedness and Liquidity

Our substantial indebtedness and the financial covenants in our credit facilities require ongoing monitoring and may limit our financial and operational flexibility.

We have a significant amount of indebtedness, and our credit facilities contain financial and operational covenants, including covenants related to liquidity, fixed charge coverage ratios, and total leverage. While we complied with all such covenants as of December 31, 2025, compliance requires ongoing monitoring and disciplined financial management, particularly in light of recent trends in operating performance.

Our ability to comply with these covenants is dependent on our financial and operating performance, including the level and stability of EBITDA, cash flows, and working capital. EBITDA has been negatively impacted in recent periods by macroeconomic conditions, including reduced demand in certain end markets, pricing pressure, and cost inflation, and these factors may continue to affect our operating results in 2026. A sustained decline in EBITDA, unexpected operating disruptions, higher interest expense, or adverse changes in working capital could reduce covenant headroom and constrain liquidity.

If we were to fail to maintain compliance with the covenants in our debt agreements, we could be required to seek waivers or amendments, which may not be available on acceptable terms, or at all. In such circumstances, lenders could restrict our access to borrowing capacity, increase pricing, impose additional conditions, or accelerate repayment obligations. Any of these outcomes could require us to curtail capital expenditures, reduce operating flexibility, delay strategic initiatives, sell assets, raise additional capital, or take other actions that could materially and adversely affect our business, financial condition, results of operations, and cash flows.

In addition, rising interest rates and variable-rate borrowings increase our exposure to higher interest expense, which could further pressure earnings, cash flows, and covenant compliance. Our substantial indebtedness may also place us at a competitive disadvantage relative to competitors with lower leverage and may limit our ability to respond effectively to changes in market conditions or pursue strategic opportunities.

Risks Related to Our Common Stock and Corporate Governance

Our controlling stockholders have substantial influence over corporate actions.

Family trusts that collectively own a majority of our outstanding common stock hold a majority of our voting power. Under the governance arrangements of those trusts, a special trustee exercises voting authority with respect to the shares held by the trusts. Matthew T. Moroun, as trustee of the family trusts, holds the power to appoint and remove the special trustee. Through the trusts' ownership position, the trusts are able to control the outcome of matters submitted to our stockholders, including the election of directors and the approval of certain mergers, acquisitions, or sales of substantially all of our assets, and other significant corporate actions. As a result, our public stockholders may have limited ability to influence corporate actions, and the interests of the trusts and their beneficiaries may differ from, or conflict with, the interests of our other stockholders.

Because we are a "controlled company" under Nasdaq rules, stockholders may have reduced governance protections.

We are a "controlled company" under Nasdaq rules and are not required to comply with certain corporate governance requirements applicable to other listed companies, including requirements related to board and committee independence. As a result, stockholders may not have the same protections as stockholders of companies subject to all Nasdaq governance standards.

Nevada law and our governing documents provide stockholders with fewer protections than Michigan law.

Nevada law provides greater protection to directors and officers and may provide fewer rights to stockholders compared to the laws of other states, including Michigan. These differences may discourage certain lawsuits and may limit stockholders' ability to obtain relief against directors and officers.

Nevada law and our governing documents may deter change-of-control transactions.

As a Nevada corporation, our articles of incorporation, bylaws, and Nevada law contain provisions that may discourage, delay, or prevent a change of control, proxy contest, or acquisition, even if such a transaction might otherwise be beneficial to stockholders.

Limited trading liquidity and dividend discretion may affect stockholder returns.

Our common stock has relatively limited trading volume, which may increase price volatility and limit liquidity. In addition, dividends are declared at the discretion of our Board of Directors and may be reduced or eliminated at any time.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 1C: CYBERSECURITY

Cybersecurity Risk Management and Strategy

We maintain a cybersecurity risk management program intended to identify, assess, and manage risks to the confidentiality, integrity, and availability of our information technology systems and data that support our operations and financial reporting. Our operations depend on a combination of proprietary and third-party systems, including transportation management, warehouse management, dispatch, billing, and customer-facing platforms.

Our cybersecurity risk management program is informed by, but does not purport to fully comply with, the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and the NIST AI Risk Management Framework. These frameworks are used as reference points to help identify and manage cybersecurity risks relevant to our business and operating environment. Use of these frameworks does not imply that we meet any particular technical standards, specifications, or requirements.

Cybersecurity risks and related risk management activities are evaluated as part of our broader enterprise risk management processes and are considered alongside other operational, financial, and compliance risks. Given the evolving nature of cybersecurity threats, the complexity of our information technology environment, and our reliance on third-party service providers, we face ongoing cybersecurity risks that may not be fully preventable.

Key components of our cybersecurity risk management program include:

- periodic risk assessments designed to identify cybersecurity risks to our systems, data, and operations;

- a dedicated security team responsible for cybersecurity risk assessment, security architecture, control implementation, monitoring, and incident response activities;

- the use of third-party service providers, where appropriate, to assist with security assessments, testing, monitoring, or advisory services;

- cybersecurity awareness and training programs for employees, including personnel involved in incident response and financial reporting processes; and

- an incident response plan that outlines procedures for detecting, responding to, mitigating, and remediating cybersecurity incidents.

While we have not experienced a cybersecurity incident that has had a material impact on our business, operations, or financial condition, we have experienced, and may continue to experience, technology-related disruptions or challenges. Cybersecurity incidents, including those resulting from ransomware, data breaches, system failures, or third-party vulnerabilities, could occur in the future and could adversely affect our operations, financial reporting, customer relationships, or reputation. For additional discussion of cybersecurity-related risks, see Item 1A, "Risk Factors."

Cybersecurity Governance

Our Board of Directors oversees cybersecurity risk as part of its overall risk oversight responsibilities and has delegated primary oversight of cybersecurity and information technology risks to the Audit Committee. The Audit Committee receives periodic updates from management regarding cybersecurity risks, program initiatives, and, as appropriate, significant incidents or emerging threat developments. The Audit Committee reports to the full Board on matters within its oversight scope, and the full Board may also receive periodic briefings from management on cybersecurity and technology risks.

Management is responsible for the day-to-day management of cybersecurity risks. Our cybersecurity risk management program is led by our Chief Technology Officer, who is supported by internal personnel and, as appropriate, external advisors. Our Chief Technology Officer has over 20 years of cybersecurity experience. Collectively, members of the cybersecurity leadership team have experience in information technology, cybersecurity, and risk management across multiple industries. The Chief Technology Officer has primary responsibility for implementing and maintaining our cybersecurity risk management program and for coordinating incident response activities.

Management monitors cybersecurity risks and incidents through a combination of internal reporting, security tools deployed across our information technology environment, threat intelligence, and information obtained from governmental, public, and private sources, including third-party service providers. Despite these efforts, no cybersecurity risk management program can eliminate all risks, and we may not be able to prevent or timely detect all cybersecurity incidents.

ITEM 2:   PROPERTIES

Our principal executive offices and corporate administrative headquarters are located in Warren, Michigan. We own our headquarters facility, as well as a number of terminal yards and other operating properties located in the following U.S. locations: Dearborn, Michigan; Romulus, Michigan; Compton, California; Riverside, California; Jacksonville, Florida; Savannah, Georgia; Harvey, Illinois; Gary, Indiana; Louisville, Kentucky; Albany, Missouri; South Kearny, New Jersey; Cleveland, Ohio; Columbus, Ohio; Reading, Ohio; York County, Pennsylvania; Wall, Pennsylvania; Mount Pleasant, South Carolina; Memphis, Tennessee; Dallas, Texas; Houston, Texas; Cloverdale, Virginia; and Clearfield, Utah.

As of December 31, 2025, we also leased approximately 59 operating, terminal, yard, and administrative facilities located throughout the United States, Canada, and Mexico, including facilities in Windsor, Ontario, and in Monterrey, San Luis Potosí, and Saltillo, Mexico. Our leased and owned facilities are generally used by our operating segments for administrative functions, transportation services, intermodal operations, and value-added contract logistics activities.

In addition, within our contract logistics segment, we provide value-added services at or adjacent to facilities owned or controlled by customers, under contractual arrangements, at approximately 50 customer-provided locations as of December 31, 2025.

Certain of our leased facilities are leased from entities controlled by our controlling stockholders. These facilities are leased on either month-to-month terms or pursuant to longer-term lease arrangements. We believe that all such leases are entered into on terms that are consistent with market conditions. For additional information regarding our lease arrangements, including related-party leases, see Part II, Item 8—Notes 11, 13, and 16 to the Consolidated Financial Statements.

We believe that our existing facilities, together with facilities available through leasing arrangements and customer-provided locations, are adequate for our current operations and anticipated near-term growth. From time to time, we may acquire, lease, or dispose of facilities in connection with changes in customer demand, operational requirements, or strategic initiatives.

ITEM 3:   LEGAL PROCEEDINGS

We are involved from time to time in claims, lawsuits, investigations, and other legal proceedings arising in the ordinary course of business, including matters related to personal injury, property damage, labor and employment, commercial disputes, regulatory compliance, and other matters typical for companies engaged in the transportation and logistics industry.

We maintain insurance coverage and establish reserves for certain claims within our self-insured retention levels. Based on information currently available, including the evaluation of relevant facts and, where appropriate, the advice of outside counsel, management believes that the ultimate resolution of these matters, individually or in the aggregate, will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows. However, the outcome of legal proceedings is inherently uncertain, and unfavorable outcomes, including those that exceed our insurance coverage or established reserves, could result in increased volatility in earnings or have a materially adverse effect on our business, financial condition, results of operations, or cash flows.

For additional information regarding contingencies and legal matters, see Part II, Item 8—Note 16 to the Consolidated Financial Statements

ITEM 4:   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5:   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on The NASDAQ Global Market under the symbol "ULH."

As of March 9, 2026, there were approximately 45 holders of record of our common stock, based on information provided by our transfer agent. Because a substantial number of shares of our common stock are held of record by the Depository Trust & Clearing Corporation or its nominee on behalf of brokers, banks, and other nominees, the number of beneficial owners of our common stock is likely greater than the number of record holders.

Dividends

We have historically paid cash dividends on our common stock. Under our current dividend policy, we anticipate a regular quarterly cash dividend of $0.105 per share of common stock, or $0.42 per share on an annualized basis, subject to declaration by our Board of Directors.

In addition, after considering the regular quarterly dividends paid during the year, the Board of Directors may evaluate the declaration of a special cash dividend, typically payable in the first quarter of the following year. The declaration, amount, and timing of any dividends, including any special dividends, are subject to the discretion of the Board of Directors and depend on a variety of factors, including our earnings, financial condition, liquidity, capital requirements, leverage, covenant compliance, and other factors deemed relevant by the Board.

There can be no assurance that we will continue to pay dividends at historical levels or at all. Limitations on our ability to pay dividends are described under "Liquidity and Capital Resources—Revolving Credit, Promissory Notes and Term Loan Agreements" in Item 7 of this Annual Report on Form 10-K.

Securities Authorized for Issuance under Equity Compensation Plans

Information regarding securities authorized for issuance under our equity compensation plans is set forth in Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," of this Annual Report on Form 10-K and is incorporated herein by reference.

Purchases of Equity Securities by the Issuer

On July 29, 2021, our Board of Directors authorized the repurchase of up to 1,000,000 shares of our common stock from time to time in the open market. As of December 31, 2025, approximately 513,251 shares remained available for repurchase under this authorization. The authorization does not have an expiration date and may be suspended, modified, or discontinued at any time at the discretion of the Board of Directors. The timing and amount of any future repurchases will depend on market conditions, share price, liquidity, covenant compliance, capital requirements, and other factors.

There were no purchases of our equity securities by or on behalf of us or any affiliated purchaser within the fourth quarter of 2025.

Performance Graph

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return of the NASDAQ Composite Index and the NASDAQ Transportation Index for the five-year period ended December 31, 2025. The graph assumes an initial investment of $100 in each index and in our common stock on December 31, 2020 and the reinvestment of all dividends.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Universal Logistics Holdings, Inc., the NASDAQ Composite Index
and the NASDAQ Transportation Index

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Universal Logistics Holdings, Inc.	100.00	93.37	168.02	142.91	236.67	79.80
NASDAQ Composite	100.00	122.18	82.43	119.22	154.48	187.14
NASDAQ Transportation	100.00	113.28	91.78	123.12	125.85	138.77

The stock price performance shown in the graph above is not necessarily indicative of future stock price performance. The performance graph shall not be deemed "soliciting material" or "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent that we specifically incorporate it by reference.

ITEM 6:   RESERVED

ITEM 7:   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our Consolidated Financial Statements and related Notes included in Item 8 of this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed under Item 1A, "Risk Factors."

As previously disclosed in the Company's Current Report on Form 8-K filed on March 9, 2026 and reflected in Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 27, 2025, the Company restated its condensed consolidated financial statements for that quarter to correct an error in the goodwill impairment analysis for the intermodal reporting unit. Unless otherwise indicated, the discussion below reflects the corrected financial information.

Overview

Universal Logistics Holdings, Inc. is a holding company whose subsidiaries provide customized transportation and logistics solutions throughout the United States and in Mexico and Canada. Our operating subsidiaries provide a comprehensive suite of transportation and logistics solutions that allow our customers to reduce costs and manage their global supply chains more efficiently. We market our services through (i) a direct sales and marketing organization focused on large customers in specific industry sectors, (ii) company-managed facilities, and (iii) a contract network of agents who solicit freight business directly from shippers.

We operate, manage or provide services at 126 logistics locations in the United States, Mexico and Canada and through our network of agents and owner-operators located throughout the United States and in Ontario, Canada. Fifty of our value-added service operations are located inside customer plants or distribution operations; the remaining facilities are generally located near customer facilities to optimize the efficiency of component supply chains and production processes. Our facilities and services are often directly integrated into customers' production processes and represent a critical part of their supply chains. To support our flexible operating model, we generally coordinate the duration of real estate leases associated with value-added programs with the term of the related customer contract, or use month-to-month leases, in order to mitigate exposure to unrecovered lease costs.

We offer a broad range of transportation services using a diverse fleet of tractors and trailing equipment provided by us, our owner-operators and third-party transportation companies. As of December 31, 2025, our owner-operators provided approximately 1,128 tractors and 471 trailers. We owned or leased approximately 3,199 tractors, 4,793 trailers, 3,570 chassis and 94 containers. Our agents and owner-operators are independent contractors who generally earn a commission calculated as a percentage of revenue or gross profit generated, and bring an entrepreneurial approach to growing and servicing customer relationships. Our transportation services are provided through a mix of union and non-union employee drivers, owner-operators, contract drivers, and third-party capacity providers.

As of December 31, 2025, we employed approximately 10,525 people in the United States, Mexico and Canada, including approximately 3,880 employees subject to collective bargaining agreements. During 2025, we also engaged contract staffing vendors to supply an average of 46 additional personnel on a full-time-equivalent basis.

Our use of agents and owner-operators supports a flexible cost structure and scalable operating model while reducing investment requirements. We believe these benefits are passed on to customers through cost savings and operating efficiency, while also supporting cash generation and returns on invested capital.

We believe our business model also provides opportunities to grow through a combination of organic initiatives and acquisitions. Organic growth opportunities include recruiting additional agents and owner-operators, expanding into new and adjacent vertical markets, and increasing penetration with key customers. We also evaluate strategic acquisitions that complement our service offerings, expand our geographic footprint, diversify our customer base, and/or add capabilities that strengthen the resilience of our network.

Segments

We report our financial results in three reportable segments: contract logistics, intermodal, and trucking. Our contract logistics segment delivers value-added and/or dedicated transportation services to support inbound logistics to industrial customers and major retailers on a contractual basis, generally under terms of one year or longer. Our intermodal segment includes local and regional drayage moves predominantly coordinated by company-managed terminals using a mix of owner-operators, company equipment and third-party capacity providers. Our trucking segment is associated with transactional freight movements coordinated by our agents and company-managed terminals using a mix of owner-operators, company equipment and broker carriers.

Current Economic Conditions and Trends

Our results are affected by macroeconomic and industry conditions, including industrial production levels, customer inventory and production strategies, transportation capacity, and pricing dynamics across the freight market. Inflationary pressures and elevated interest rates can negatively affect operating costs and demand levels, and a recessionary environment could depress activity levels and intensify pricing competition. Labor availability and wage pressure, equipment availability, and supply chain disruptions can also affect our operating efficiency and cost structure.

In addition, we are exposed to customer and industry-specific cycles, including fluctuations in North American automotive production volumes. A significant labor disruption involving one or more customers, or a disruption in critical supplier networks, can reduce volumes and negatively affect profitability in certain contract logistics and dedicated transportation operations. We continue to monitor these conditions and adjust pricing, staffing levels, purchased transportation utilization, and capital deployment as appropriate.

A key challenge in recent periods has been weaker demand and pricing pressure in certain transactional transportation markets, including intermodal drayage, coupled with the fixed-cost intensity of certain operations. These dynamics contributed to the impairment charges recorded during the third quarter of 2025 (discussed below), and remain important factors in evaluating segment performance, capital allocation and liquidity planning.

Impairment Charges

During the third quarter of 2025, after completing our annual goodwill impairment testing earlier in the year with no impairment noted, we identified triggering events within our intermodal reporting unit. In accordance with ASC 350 and ASC 360, we evaluated certain indefinite-lived and long-lived tangible and intangible assets for impairment and determined that impairment was present. As a result, during the thirteen weeks ended September 27, 2025, we recognized impairment charges totaling $124.4 million, consisting of a $101.1 million goodwill impairment charge and $23.3 million of impairment charges related to certain customer-relationship intangible assets. The valuation of the intermodal reporting unit reflected a reduced demand forecast, lower margins due to the high fixed costs associated with that segment, and a higher discount rate reflecting company-specific risk. These charges are non-cash and did not affect covenant compliance; however, they reduced reported earnings for the period and reflect management's updated expectations for the intermodal reporting unit. As a result of the impairment charge, no goodwill remains attributable to the intermodal reporting unit as of December 31, 2025. The Company previously reported this matter in a Current Report on Form 8-K filed on March 9, 2026 under Item 4.02(a) (Non-Reliance on Previously Issued Financial Statements), and subsequently restated its condensed consolidated financial statements for the quarter ended September 27, 2025 in Amendment No. 1 to its Quarterly Report on Form 10-Q. See Item 8, Note 1 to the Consolidated Financial Statements. The restatement related solely to the goodwill impairment analysis for the intermodal reporting unit as of September 27, 2025 and did not require restatement of previously issued financial statements for any other periods.

During the third quarter of 2024, the Company recorded aggregate impairment charges totaling $3.7 million within our former company-managed brokerage reporting segment in connection with the closure of those operations.

Factors Affecting Our Revenues

Operating Revenues. We generate substantially all of our revenues from fees charged to customers for transporting freight and providing customized logistics services. We also earn revenues from fuel surcharges (where separately identifiable), loading and unloading activities, equipment detention, container management, storage, and other accessorial services.

Transactional transportation revenues (including truckload, brokerage, and intermodal) are primarily influenced by freight volumes and shipping rates, which are affected by competition, available capacity, and overall economic conditions. Value-added and dedicated transportation revenues are driven by the level of demand for outsourced logistics services and customer production levels, and are influenced by changes in supply chain requirements, pricing trends, labor availability, and the cost environment.

Revenue Recognition. We recognize revenue when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to receive in exchange for our services. For transportation services (including truckload, brokerage, intermodal and dedicated), revenue is generally recognized over time as performance obligations are completed. For value-added services, we generally apply the "right to invoice" practical expedient because the customer simultaneously receives and consumes the benefits of the services as provided. For additional information, see Item 8, Note 3 to the Consolidated Financial Statements.

Factors Affecting Our Expenses

Purchased transportation and equipment rent. Purchased transportation and equipment rent represents amounts paid to owner-operators and other third-party capacity providers to haul freight, and the cost of short-term leased equipment used in certain services. This is generally our largest cost component and tends to vary with transactional transportation volumes and revenues.

Direct personnel and related benefits. Direct personnel and related benefits include salaries, wages and fringe benefits for employees, and contract labor costs used in selling and operating activities. These costs are influenced by staffing levels required to support contract logistics programs and transportation operations with employee drivers, as well as union wage and benefit provisions at certain facilities.

Operating supplies and expenses. Operating supplies and expenses include fuel, tires, parts and maintenance items for company-owned and leased equipment, licenses, dock supplies, communications, utilities, operating taxes and other operating expenses. These costs generally correlate with equipment utilization and customer demand and can also be impacted by fuel price volatility and inflationary pressures.

Commission expense. Commission expense represents amounts paid to agents for generating shipments. Commissions generally fluctuate with revenue generated through our agent network.

Occupancy expense. Occupancy expense includes costs related to leased terminals and operating facilities (excluding utilities unless covered in lease arrangements). We seek to align lease terms with customer contract duration and/or recover fixed occupancy costs in pricing to mitigate exposure.

General and administrative expense. General and administrative expense includes compensation and benefits for administrative personnel, related support costs, certain taxes, foreign currency transaction adjustments, bad debt expense, and other general expenses.

Insurance and claims. Insurance and claims expense includes insurance premiums and accruals for claims within self-insured retention amounts. These costs are affected by claims frequency and severity, insurance market conditions, coverage limits, and retention levels.

Depreciation and amortization. Depreciation and amortization includes depreciation of owned equipment and facilities and amortization of certain intangible assets related to acquisitions. Useful lives and salvage values are estimated based on market conditions and experience.

Operating Revenues by Service Category

For financial reporting, we broadly group our services into truckload services, brokerage services, intermodal services, dedicated services and value-added services. Transactional services are generally associated with individual freight shipments, while dedicated and value-added services are provided to specific customers on a contractual basis, generally under terms of one year or longer. The following table sets forth operating revenues resulting from each of these service categories for the years ended December 31, 2025, 2024, and 2023, presented as a percentage of total operating revenues:

	Years ended December 31,		
	2025	2024	2023
Operating revenues:			
Truckload services	11.7%	12.7%	12.9%
Brokerage services	4.7	9.8	14.7
Intermodal services	16.2	16.3	22.5
Dedicated services	21.7	18.6	20.7
Value-added services	45.7	42.6	29.2
Total operating revenues	100.0%	100.0%	100.0%

Results of Operations

2025 Compared to 2024

The following table sets forth items derived from our Consolidated Statements of Income for the years ended December 31, 2025 and 2024:

(Dollars in millions)	2025 $	2025 %	2024 $	2024 %	Percent Change in Dollar Amount %
Operating revenues	$ 1,558,397	100.0%	$ 1,846,035	100.0%	(15.6)%
Operating expenses:					
Purchased transportation and equipment rent	310,435	19.9	482,948	26.2	(35.7)
Direct personnel and related benefits	685,540	44.0	583,251	31.6	17.5
Operating supplies and expenses	205,364	13.2	293,883	15.9	(30.1)
Commission expense	17,100	1.1	27,285	1.5	(37.3)
Occupancy expense	49,391	3.2	44,209	2.4	11.7
General and administrative	54,166	3.5	56,998	3.1	(5.0)
Insurance and claims	30,090	1.9	26,441	1.4	13.8
Depreciation and amortization	146,247	9.4	124,188	6.7	17.8
Impairment expense	124,411	8.0	3,720	0.2	n/m
Total operating expenses	1,622,744	104.1	1,642,923	89.0	(1.2)
Income (loss) from operations	(64,347)	(4.1)	203,112	11.0	(131.7)
Interest (expense), net	(37,807)	(2.3)	(30,207)	(1.6)	25.2
Other non-operating income	2,142	0.1	837	0.0	155.9
Income (loss) before income taxes	(100,012)	(6.4)	173,742	9.4	(157.6)
Income tax expense (benefit)	(139)	(0.0)	43,835	2.4	(100.3)
Net income (loss)	$ (99,873)	(6.4)%	$ 129,907	7.0%	(176.9)%

Operating revenues. Operating revenues for the year ended December 31, 2025 were $1,558.4 million, compared to $1,846.0 million in 2024, a decrease of $287.6 million, or 15.6%. The decrease in operating revenues was primarily attributable to a decrease in our contract logistics segment, including decreases in value-added and dedicated programs. This was primarily attributable to the completion of a specialty development program in Stanton, TN in 2024 and decreases in customer production levels. We also experienced decreases in intermodal revenues reflecting continued demand softness and competitive market conditions; and decreases in trucking and brokerage activity.

Purchased transportation and equipment rent. Purchased transportation and equipment rent generally increases or decreases in proportion to revenues generated through owner-operators and other third-party capacity providers. During 2025, purchased transportation and equipment rent was $310.4 million, compared to $482.9 million in 2024. The change primarily reflected decreases in transactional transportation-related services.

Direct personnel and related benefits. Direct personnel and related benefits include salaries, wages, fringe benefits and contract labor costs. Direct personnel and related benefits for 2025 were $685.5 million, compared to $583.3 million in 2024. The change was primarily attributable to increases in staffing levels supporting contract logistics programs, wage and benefit inflation, and labor utilization adjustments in response to customer demand, operating conditions and mix in program requirements.

Operating supplies and expenses. Operating supplies and expenses include fuel, maintenance, cost of materials, communications, utilities and other operating expenses. Operating supplies and expenses for 2025 were $205.4 million, compared to $293.9 million in 2024. The main element driving the decrease was higher expenses incurred in 2024 in connection with the contract logistics specialty development program, which was completed in 2024.

Commission expense. Commission expense represents amounts paid to agents for generating shipments and generally fluctuates with revenue generated through our agent network. Commission expense for 2025 was $17.1 million, compared to $27.3 million in 2024, reflecting decreases in agent-sourced transactional volumes.

Occupancy expense. Occupancy expense includes costs related to leased terminals and operating facilities. Occupancy expense for 2025 was $49.4 million, compared to $44.2 million in 2024. The change primarily reflected an increase in building rents as well as additional properties.

General and administrative expense. General and administrative expense includes compensation and benefits for administrative personnel, related support costs, certain taxes, foreign currency transaction adjustments, bad debt expense, and other general expenses. General and administrative expense for 2025 was $54.2 million, compared to $57.0 million in 2024, primarily due to decreases in compensation, incentive accruals, and professional and administrative support costs.

Insurance and claims. Insurance and claims expense includes insurance premiums and accruals for claims within self-insured retention amounts. Insurance and claims expense for 2025 was $30.1 million, compared to $26.4 million in 2024, reflecting increases in insurance premiums.

Depreciation and amortization. Depreciation and amortization expense for 2025 was $146.2 million, compared to $124.2 million in 2024. The change was primarily attributable to incremental fixed asset additions, including Parsec. This was partially offset by a $4.8 million decrease in amortization.

Impairment expense. During 2025, we recorded non-cash impairment charges within the intermodal reporting segment totaling $124.4 million. These charges consisted of a $101.1 million goodwill impairment charge and $23.3 million related to certain customer-relationship intangible assets. The impairment reflected reduced demand forecasts, margin pressure associated with the fixed-cost structure of the intermodal segment, and an increase in the discount rate reflecting company-specific risk. As a result of the impairment charge, no goodwill remains attributable to the intermodal reporting unit as of December 31, 2025. The impairment charges of $124.4 million recorded during 2025 compare to charges of $3.7 million recorded during 2024 relating to our now-closed company-managed brokerage operation.

Income (loss) from operations. During 2025, we incurred an operating loss of $(64.3) million, compared to income from operations of $203.1 million in 2024. Operating margin was (4.1%) in 2025, compared to 11.0% in 2024, reflecting the combined impacts of changes in revenue mix, pricing and utilization dynamics in transactional transportation markets, labor and operating cost trends, and the impairment charges recorded during 2025.

Interest expense, net. Net interest expense for 2025 was $37.8 million, compared to $30.2 million in 2024. The increase reflected increases in average outstanding borrowings during the year.

Income tax expense (benefit). Income before income taxes for 2025 was $(100.0) million, compared to $173.7 million in 2024. Net income for 2025 was $(99.9) million, compared to $129.9 million in 2024. The decrease in income taxes is primarily the result of a decrease in taxable income. The decrease in our effective tax rate was due to a change in the mix of operating profits and losses between foreign and domestic tax jurisdictions and the impairment of goodwill.

2024 Compared to 2023

The following table sets forth items derived from our Consolidated Statements of Income for the years ended December 31, 2024 and 2023:

(Dollars in millions)	2024 $	2024 %	2023 $	2023 %	Percent Change in Dollar Amount %
Operating revenues	$ 1,846,035	100.0%	$ 1,662,139	100.0%	11.1%
Operating expenses:					
Purchased transportation and equipment rent	482,948	26.2	571,213	34.4	(15.5)
Direct personnel and related benefits	583,251	31.6	542,779	32.7	7.5
Operating supplies and expenses	293,883	15.9	172,644	10.4	70.2
Commission expense	27,285	1.5	31,370	1.9	(13.0)
Occupancy expense	44,209	2.4	44,301	2.7	(0.2)
General and administrative	56,998	3.1	50,189	3.0	13.6
Insurance and claims	26,441	1.4	27,163	1.6	(2.7)
Depreciation and amortization	124,188	6.7	77,036	4.6	61.2
Impairment expense	3,720	0.2	—	—	n/m
Total operating expenses	1,642,923	89.0	1,516,695	91.2	8.3
Income from operations	203,112	11.0	145,444	8.8	39.6
Interest (expense), net	(30,207)	(1.6)	(22,753)	(1.4)	32.8
Other non-operating income	837	0.0	1,608	0.1	(47.9)
Income before income taxes	173,742	9.4	124,299	7.5	39.8
Income tax expense	43,835	2.4	31,398	1.9	39.6
Net income	$ 129,907	7.0%	$ 92,901	5.6%	39.8%

Operating revenues. The overall increase in operating revenues was primarily due to an increase in our contract logistics segment revenues. This increase was partially offset by decreases in our transactional transportation-related services. Contract logistics segment revenues in 2024 included $228.0 million attributable to our specialty development project in Stanton, TN, which was completed during the year, and an additional $59.5 million from the fourth quarter acquisition of Parsec. Operating revenues included separately-identified fuel surcharges of $97.1 million in the year ended December 31, 2024, compared to $118.3 million in the year ended December 31, 2023. Also included in operating revenues were other accessorial charges such as detention, demurrage and storage, which totaled $34.1 million during the year ended December 31, 2024, compared to $58.1 million one year earlier.

Purchased transportation and equipment rent. Purchased transportation and equipment rent generally increases or decreases in proportion to the revenues generated through owner-operators and other third party providers. These fluctuations are generally correlated with changes in demand for transactional transportation-related services. The absolute decrease in purchased transportation and equipment rental costs was primarily the result of an overall decrease in transactional transportation-related services. In the year ended December 31, 2024, transactional transportation-related service revenues decreased 14.0% compared to the prior year.

Direct personnel and related benefits. Trends in direct personnel and benefit costs are generally correlated with changes in operating facilities and headcount requirements and, therefore, fluctuate correspondingly with the level of demand for our staffing needs in our contract logistics segment, which includes value-added services and dedicated transportation, as well as the use of employee drivers in certain of our intermodal operations. The increase in the year ended December 31, 2024, was due to an increase in headcount in our contract logistics businesses primarily due to the acquisition of Parsec. While generalizations about the impact of personnel and related benefits costs are difficult, we manage compensation and staffing levels, including the use of contract labor, to maintain target economics based on near-term projections of demand for our services.

Operating supplies and expenses. Operating supplies and expenses include items such as fuel, maintenance, cost of materials, communications, utilities and other operating expenses, and generally relate to fluctuations in customer demand. The main element driving the change was an increase in the expenses incurred in connection with the previously announced contract logistics specialty development project.

Commission expense. Commission expense decreased due to decreased revenue in our agency-based truckload business.

Occupancy expense. The decrease in occupancy expense was attributable to a decrease in building rents. This was partially offset by an increase in property taxes.

General and administrative. The increase in general and administrative expense was primarily due to an increase in salaries, wages, benefits and bonuses.

Insurance and claims. The decrease in insurance and claims expense was primarily due to a decrease in auto liability claims expense.

Depreciation and amortization. The increase in depreciation and amortization expense resulted from a $38.3 million increase in depreciation expense and an $8.8 million increase in amortization expense. During the first half 2024, Universal revised the estimated useful life and salvage value of certain equipment, and these adjustments resulted in additional depreciation expense of $11.3 million during the period.

Impairment expense. The increase in impairment expense primarily relates to the goodwill impairment charges resulting from the closure of our company-managed brokerage operations.

Interest expense, net. The increase in net interest expense reflects an increase in our outstanding borrowings. As of December 31, 2024, our outstanding borrowings were $762.6 million compared to $386.4 million at December 31, 2023.

Other non-operating income. Other non-operating income decreased by $0.8 million in the year ended December 31, 2024 and included $0.8 million of pre-tax holding gain on marketable securities due to changes in fair value recognized in income.

Income tax expense. Our effective income tax rate was 25.2% in year ended December 31, 2024, compared to 25.3% in the year ended December 31, 2023. The increase in income taxes is primarily the result of an increase in taxable income.

Segment Financial Results

We report our financial results in three reportable segments: contract logistics, intermodal, and trucking. This presentation reflects the manner in which management evaluates performance and allocates resources.

The following tables summarize operating revenues and income from operations by segment for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Operating Revenues					
	December 31,					
	2025		2024		2023	
Contract logistics	$	1,049,484	$	1,129,658	$	829,574
Intermodal		257,017		308,744		382,610
Trucking		251,422		331,982		333,211
Other		474		75,651		116,744
Total operating revenues	$	1,558,397	$	1,846,035	$	1,662,139

	Income from Operations					
	December 31,					
	2025		2024		2023	
Contract logistics	$	82,526	$	219,084	$	127,752
Intermodal		(162,055)		(27,741)		1,604
Trucking		13,930		20,963		17,258
Other		1,252		(9,194)		(1,170)
Total income (loss) from operations	$	(64,347)	$	203,112	$	145,444

2025 Compared to 2024

Contract Logistics

Operating revenues. Operating revenues in the contract logistics segment were $1,049.5 million for the year ended December 31, 2025, compared to $1,129.7 million in 2024. The decrease was attributable to revenue in the same period last year from our specialty development project in Stanton, TN, which was completed in 2024. This was partially offset by additional revenues from the acquisition of Parsec. Revenue trends also reflected a decrease in value added programs.

Income from operations. Income from operations for the contract logistics segment was $82.5 million in 2025, compared to $219.1 million in 2024. Operating margin was 7.9% in 2025, compared to 19.4% in 2024. The change in operating income and margin primarily reflected decreased operating leverage on changes in revenue, changes in labor and occupancy cost management, and decreases in customer activity levels during the period.

Intermodal

Operating revenues. Operating revenues in the intermodal segment were $257.0 million for the year ended December 31, 2025, compared to $308.7 million in 2024. The change was primarily driven by decreases in load volumes, pricing pressure in a competitive market environment, and decreases in fuel surcharge revenues.

Income from operations. Income from operations for the intermodal segment was $(162.1) million in 2025, compared to $(27.7) million in 2024. Results for 2025 reflected decreases in demand and pricing, equipment and labor utilization, and the impact of fixed operating costs relative to volume levels. In addition, during the third quarter of 2025, we recorded non-cash impairment charges totaling $124.4 million within the intermodal reporting unit, consisting of a $101.1 million goodwill impairment charge and $23.3 million related to certain customer-relationship intangible assets. These impairment charges significantly reduced reported operating results for the segment but did not affect cash flows or covenant compliance. Excluding the impairment charge, operating results for the intermodal segment reflected continued softness in transactional freight volumes and pricing pressures in the intermodal market.

Trucking

Operating revenues. Operating revenues in the trucking segment were $251.4 million for the year ended December 31, 2025, compared to $332.0 million in 2024. The change was primarily attributable to decreases in load volumes.

Income from operations. Income from operations for the trucking segment was $13.9 million in 2025, compared to $21.0 million in 2024. Operating margin was 5.5% in 2025, compared to 6.3% in 2024. The change in operating income and margin primarily reflected decreased operating leverage on changes in revenue.

2024 Compared to 2023

In the contract logistics segment, which includes our value-added and dedicated services, operating revenues increased 36.2%. Contract logistics segment revenues in 2024 included $228.0 million attributable to our specialty development project in Stanton, TN, which was completed during the year, and an additional $59.5 million from the fourth quarter acquisition of Parsec. At the end of the fourth quarter 2024, we managed 90 value-added programs, including 20 new rail terminal operations compared to 71 in the prior year. Included in contract logistics segment revenues for the year ended December 31, 2024, were $36.3 million in separately identified fuel surcharges from dedicated transportation services, compared to $36.3 million in the same period last year. Income from operations increased $91.3 million and operating margin, as a percentage of revenue was 19.4% for the year ended December 31, 2024, compared to 15.4% in the year ended December 31, 2023.

Operating revenues in the intermodal segment decreased 19.3% primarily due to a decrease in the average operating revenue per load and the number of loads hauled. Included in intermodal segment revenues for the year ended December 31, 2024 were $40.7 million in separately identified fuel surcharges, compared to $56.5 million in the same period last year. Intermodal segment revenues also include other accessorial charges such as detention, demurrage and storage, which totaled $34.1 million during the year ended December 31, 2024 compared to $58.1 million in the year ended December 31, 2023. Load volumes declined 11.8%, while the average operating revenue per load, excluding fuel surcharges, fell 1.6% on a year-over-year basis. As a percentage of revenue, operating margin in the intermodal segment for the year ended December 31, 2024 was (9.0)%, compared to 0.4% one year earlier.

In the trucking segment, operating revenues decreased 0.4% primarily due to a decrease in the number of loads hauled. Trucking segment revenues included $101.3 million of brokerage services compared to $124.3 million during the same period last year. Also included in our trucking segment revenues were $20.0 million in separately identified fuel surcharges during the year ended December 31, 2024 compared to $25.5 million in fuel surcharges in the year ended December 31, 2023. On a year-over-year basis, load volumes declined 12.8%; however, the average operating revenue per load, excluding fuel surcharges, increased 14.7%, supported by our specialty, heavy-haul wind business. As a percentage of revenue, operating margin in the trucking segment for the year ended December 31, 2024, was 6.3% compared to 5.2% during the same period last year.

Liquidity and Capital Resources

Our primary uses of cash are working capital requirements, capital expenditures, dividend payments, share repurchases, and debt service. We may also use cash for acquisitions and other investment and financing activities. Working capital is required principally to support day-to-day operations and to satisfy maturing obligations and operating expenses. Capital expenditures consist primarily of transportation equipment and investments in support of value-added service operations and the expansion of our terminal network. The goodwill impairment charge described above is a non-cash charge and therefore did not affect the Company's historical cash balances, liquidity, operating cash flows, or compliance with its debt covenants.

Sources of liquidity. Historically, our primary source of liquidity has been cash flows from operations, supplemented by borrowings under our revolving credit facility and other long-term financing arrangements. As of December 31, 2025, we had cash and cash equivalents of $26.8 million, compared to $19.4 million as of December 31, 2024, and availability under our revolving credit facility of approximately $282.6 million, compared to $89.1 million at December 31, 2024.

We have a $500 million revolving credit facility that matures on September 30, 2027 that includes an accordion feature which allows us to increase availability by up to an additional $100 million upon our request. We also finance transportation equipment through equipment notes generally secured by liens on specific vehicles and payable in monthly installments. In addition, we have a $165.4 million term loan facility maturing in April 2032, secured by first-priority mortgages on specified real estate, and we maintain a short-term margin facility secured by our portfolio of marketable securities with maximum borrowings of $5.3 million.

In October 2025, we completed a credit tenant lease ("CTL") financing transaction through a wholly owned subsidiary. The subsidiary issued a senior secured promissory note in the principal amount of approximately $195.9 million. The note bears interest at a fixed rate of 6.84% per annum and requires monthly payments of principal and interest, with the remaining balance due at maturity in November 2034. The financing is secured by the subsidiary's subleasehold interest in the underlying property pursuant to a composite sublease agreement with an investment-grade credit tenant, which has been collaterally assigned to the noteholder. In connection with the financing, Universal Logistics Holdings, Inc. executed an indemnity and guaranty agreement, pursuant to which it provides customary non-recourse carve-out and indemnity obligations relating to certain actions of the borrower and its affiliates, including payment of any shortfall and make-whole amounts that are due upon occurrence of the credit tenant's prepayment of rent, acts of bad faith, misapplication of rents, and environmental matters.

Debt service on the CTL financing is intended to be funded from rent payments made by the credit tenant under the composite sublease agreement. The obligations under the promissory note are non-recourse to the Company and its affiliates, except for the customary non-recourse carve-out and indemnity obligations. The CTL financing is secured solely by the collateral described above and is not secured by the assets pledged under our revolving credit facility. If the credit tenant fails to pay rent under the composite sublease agreement, neither the subsidiary nor the Company is obligated to advance funds or otherwise cure such non-payment, and the noteholder's recourse is limited to the collateral, subject to the limited guaranty and environmental indemnity. We do not control whether the credit tenant elects to prepay rent under the composite sublease agreement.

As of December 31, 2025, we were in compliance with all financial covenants and had approximately $282.6 million of availability under our revolving credit facility.

Our capital allocation priorities include maintaining financial flexibility, investing in organic growth, pursuing acquisitions that complement our service offerings, and returning capital to stockholders through dividends.

We believe our available liquidity, together with cash flows generated from operations, will be sufficient to fund our working capital needs, capital expenditures, debt service requirements, and dividend payments for at least the next twelve months.

Indebtedness and covenant monitoring. As of December 31, 2025, total outstanding borrowings were $802.3 million, compared to $762.6 million at December 31, 2024. Outstanding indebtedness included borrowings under our revolving credit facility, equipment financing arrangements, a term loan facility secured by real estate, and approximately $193.3 million of CTL financing. The CTL financing is non-recourse to the Company and its affiliates, except for limited guaranty and indemnity obligations, and is secured by a leased property supported by rental payments from an investment-grade credit tenant.

Although we were in compliance with all financial covenants as of December 31, 2025, our credit agreements and other financing arrangements include financial covenants and other restrictions that require ongoing monitoring, including with respect to liquidity levels, fixed charge coverage ratios, total debt covenants, and other measures. Given the sensitivity of covenant calculations to operating performance, working capital changes, and interest rates, we monitor compliance on a frequent basis and may take actions to manage liquidity and covenant headroom, including adjusting discretionary spending, capital expenditures, dividend policy, share repurchases, and the timing of equipment purchases or other investments. See Item 8, Note 9 to the Consolidated Financial Statements.

We anticipate that cash generated from operations, together with amounts available under our credit facilities, will be sufficient to meet our requirements for the foreseeable future. However, our ability to fund operating expenses and capital expenditures, meet debt service obligations, and refinance or extend indebtedness depends on operating performance, market conditions, and other factors, including macroeconomic conditions and transportation market cycles, that are outside of our control.

Capital expenditures. In 2025, capital expenditures totaled $224.2 million, compared to $251.6 million in 2024. Capital expenditures during 2025 primarily consisted of investments in transportation equipment and expenditures in support of value-added programs and terminal network initiatives. For 2026, we currently expect capital expenditures to be approximately $150.0 million; however, actual spending may vary based on demand, equipment availability, pricing conditions, and liquidity and covenant considerations.

Cash Flows

At December 31, 2025, we had cash and cash equivalents of $26.8 million, compared to $19.4 million at December 31, 2024. Net cash provided by operating activities was $183.0 million in 2025, compared to $112.4 million in 2024. Net cash used in investing activities was $203.4 million in 2025, compared to $462.9 million in 2024. Net cash provided by financing activities was $26.1 million in 2025, compared to $365.0 million in 2024. The year-over-year changes primarily reflected (i) changes in operating income and working capital, (ii) capital expenditures and acquisition activity, and (iii) net borrowings under credit facilities and equipment financing, including proceeds from long-term financing transactions such as the CTL financing completed in October 2025, along with dividends and any share repurchases.

Off-Balance Sheet Arrangements

As of December 31, 2025, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Contractual Obligations

As of December 31, 2025, we had contractual obligations related to long-term debt, leases and purchase commitments. We satisfy these obligations through a combination of operating cash flows and available financing. For additional information, see Item 8, Note 9 (Debt and Credit Facilities), Note 13 (Leases), and Note 16 (Commitments and Contingencies).

Legal Matters

We are subject to various legal proceedings and other contingencies, the outcomes of which are subject to significant uncertainty. We accrue estimated losses if it is probable that a liability has been incurred and the amount can be reasonably estimated. The outcome of legal proceedings is inherently uncertain; accordingly, if outcomes differ from our expectations, we may be required to record additional charges, which could impact our results of operations and financial position in the period resolved. See Item 8, Note 16 to the Consolidated Financial Statements.

Critical Accounting Policies

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting policies are those that are important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective or complex judgments, often because of the need to make estimates about inherently uncertain matters. We identify the following as critical accounting policies:

Insurance and Claim Costs

As of December 31, 2025, accruals for estimated claims net of insurance receivables were $10.2 million compared to $13.3 million at December 31, 2024; based on the 2025 reserve for claims incurred but not reported, a 10% increase would increase insurance and claims expense by approximately $0.4 million.

Valuation of Long-Lived Assets, including Goodwill and Intangible Assets

As of December 31, 2025 and 2024, goodwill balances were $105.6 million and $206.8 million, respectively. The decrease in goodwill primarily reflects the goodwill impairment charge recorded in the Company's intermodal reporting unit during 2025. We test goodwill for impairment annually, and more frequently if events or changes in circumstances indicate that the fair value of a reporting unit may be below its carrying amount. We perform our annual goodwill impairment test during the third quarter. The determination of fair value requires estimates and assumptions regarding future revenues, operating income, discount rates and market multiples. These estimates are inherently uncertain, and adverse changes could result in impairment charges that are material.

During the third quarter of 2025, we recognized impairment charges totaling $124.4 million within our intermodal reporting unit, consisting of a $101.1 million goodwill impairment charge and $23.3 million related to certain customer-relationship intangible assets, as described above. During the third quarter of 2024, we recorded aggregate goodwill impairment charges totaling $3.5 million within our former company-managed brokerage reporting segment in connection with the closure of those operations. See Item 8, Note 1 to the Consolidated Financial Statements.

We evaluate long-lived assets (other than goodwill) for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Any changes in management's judgments regarding projected cash flows, useful lives, or salvage values could result in changes in depreciation and amortization expense or additional impairment charges.

Recently Issued Accounting Pronouncements Not Currently Effective

See Item 8: Note 2 to the Consolidated Financial Statements for discussion of new accounting pronouncements.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our principal exposure to interest rate risk relates to outstanding borrowings under our revolving credit facility, term loan agreements, real estate facility, and margin facility, all of which bear interest at variable rates. Borrowings under our credit facilities generally bear interest at Term SOFR or an applicable base rate, plus an applicable margin. Borrowings under our margin facility bear interest at Term SOFR plus 1.10%.

As of December 31, 2025, we had total variable-rate borrowings of approximately $336.2 million. Assuming variable-rate debt levels remain constant for a full year, a hypothetical 100 basis point increase in interest rates would increase our annual interest expense by approximately $3.4 million. Actual impacts could differ based on changes in borrowing levels, interest rate indices, applicable margins, and the timing of rate changes.

In connection with our real estate facility, we have entered into interest rate swap agreements intended to reduce exposure to variability in interest rates. Under these swap agreements, we receive interest at Term SOFR and pay a fixed rate of 2.88%. The swaps have an effective date of April 29, 2022, a maturity date of April 30, 2027, and an amortizing notional amount of approximately $63.3 million as of December 31, 2025. At December 31, 2025, the fair value of the interest rate swap agreements was a net asset of approximately $0.3 million. Because the swap agreements qualify for hedge accounting, changes in fair value are recorded in accumulated other comprehensive income (loss), net of tax.

Included in cash and cash equivalents is approximately $4 thousand invested in short-term, investment-grade instruments. The interest rates on these instruments are adjusted to market rates at least monthly, and we generally have the ability to redeem these investments on demand. Accordingly, exposure to interest rate risk related to these short-term investments is not considered material.

Commodity Price Risk

We are exposed to commodity price risk primarily related to fluctuations in diesel fuel prices. In our trucking and intermodal operations, fuel costs represent a significant operating expense. For owner-operators, fuel costs are generally borne directly by the contractor. Fuel prices are subject to significant volatility due to economic, geopolitical, regulatory, and other factors beyond our control.

To mitigate the impact of fuel price fluctuations, we generally seek to recover fuel cost changes through fuel surcharge mechanisms in customer pricing. These arrangements may not fully offset fuel price volatility, particularly during periods of rapid or sustained changes in market fuel prices. Significant increases in fuel costs could adversely affect the economics of owner-operator arrangements, which in turn could impact our ability to attract or retain qualified owner-operators.

In addition, a portion of our transportation service contracts do not contain automatic fuel surcharge mechanisms. For these contracts, fuel price increases or decreases may affect margins, particularly during periods of short-term volatility. Based on our 2025 fuel consumption on company-owned tractors, a hypothetical 10% increase in the average annual price per gallon of diesel fuel would increase annual fuel expense by approximately $5.2 million, before giving effect to any fuel surcharge recovery, pricing adjustments, or changes in customer mix.

Equity Securities Risk

We hold certain marketable equity securities that are actively traded, which subjects us to market risk associated with changes in fair market value. As of December 31, 2025, the carrying value of our marketable equity securities was approximately $10.4 million. Changes in the market value of these securities are reflected in earnings.

A hypothetical 10% decrease in the market value of these equity securities would result in a corresponding decrease in their carrying value of approximately $1.0 million. For additional information regarding our marketable equity securities, see Item 8, Note 4 to the Consolidated Financial Statements.

Foreign Exchange Risk

A portion of our revenues and expenses are denominated in currencies other than the U.S. dollar, primarily the Mexican peso and Canadian dollar. For the years ended December 31, 2025 and 2024, approximately 4.0% and 3.0%, respectively, of our revenues were derived from services provided outside the United States.

Our exposure to foreign currency exchange rate risk arises primarily from the translation of the financial statements of our foreign subsidiaries into U.S. dollars and, to a lesser extent, from cross-border transactions. A substantial portion of our revenues and operating costs in Mexico and Canada are denominated in local currencies, which provides a natural hedge against foreign currency fluctuations.

Based on 2025 expenditures denominated in foreign currencies, a hypothetical 10% weakening of the U.S. dollar relative to the applicable foreign currencies would increase annual operating expenses by approximately $5.6 million. Translation adjustments related to our net investments in foreign operations are recorded as a component of accumulated other comprehensive income (loss) within stockholders' equity. For the year ended December 31, 2025, foreign currency translation adjustments increased (decreased) equity by approximately $4.8 million.

We do not enter into derivative financial instruments for trading or speculative purposes. Short-term exposure to foreign currency exchange rate fluctuations relates primarily to intercompany transactions, which are generally settled on an ongoing basis to limit exposure.

ITEM 8:   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Universal Logistics Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Universal Logistics Holdings, Inc. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 16, 2026 expressed an adverse opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessments - Contract Logistics and Intermodal reporting units

As described further in Note 1 to the consolidated financial statements, the Company tests goodwill for impairment annually or more frequently, whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit with goodwill below its carrying amount. The Company's consolidated goodwill balance was $105.6 million as of December 31, 2025, which is allocated to the Company's three reporting units. At December 31, 2025, $95.8 million of goodwill was recorded in the Contract Logistics reporting units. During the year ended December 31, 2025, the Company recorded a goodwill impairment charge of $101.1 million in the Intermodal reporting unit. We identified the goodwill impairment assessments of the Contract Logistics and Intermodal reporting units as a critical audit matter.

The principal consideration for our determination that the goodwill impairment assessments for the Contract Logistics and Intermodal reporting units is a critical audit matter is that there is a high degree of auditor judgement necessary in evaluating the reasonableness of the fair value of the reporting units. The fair value estimate is sensitive to significant assumptions made by management in the discounted cash flow analyses specifically, forecasts of future revenue and operating income and discount rates.

Our audit procedures related to the goodwill impairment assessments of the Contract Logistics and Intermodal reporting units included the following, among others:

- We compared management's forecasts of future revenue and operating income to third-party industry projections and compared the Company's historical operating forecasts to the actual results in prior periods.

- We utilized a valuation specialist to assess the reasonableness of the discount rates used in the models. The valuation specialist used external data to determine a range of appropriate inputs and assumptions to assess the reasonableness of the discount rate utilized in management's models.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2021.

Southfield, Michigan
March 16, 2026

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Balance Sheets
December 31, 2025 and 2024
(In thousands, except share data)

Assets	2025	2024
Current assets:		
Cash and cash equivalents	$ 26,846	$ 19,351
Marketable securities	10,351	11,590
Accounts receivable – net of allowance for credit losses of $3,908 and $7,806, respectively	261,337	293,646
Contract receivable	29,026	29,026
Other receivables	28,440	30,174
Prepaid expenses and other	25,811	24,688
Due from affiliates	1,031	1,338
Total current assets	382,842	409,813
Property and equipment, net	819,495	742,366
Operating lease right-of-use asset	169,362	74,003
Goodwill	105,618	206,756
Intangible assets – net of accumulated amortization of $80,304 and $155,290, respectively	108,613	150,926
Contract receivable, net of current portion	182,580	198,059
Deferred income taxes	1,092	329
Other assets	2,386	4,585
Total assets	$ 1,771,988	$ 1,786,837

Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 61,053	$ 59,977
Current portion of long-term debt	114,850	88,812
Current portion of operating lease liabilities	29,376	28,563
Accrued expenses and other current liabilities	59,475	70,744
Insurance and claims	28,130	32,837
Due to affiliates	17,160	23,258
Income taxes payable	8,050	377
Total current liabilities	318,094	304,568
Long-term liabilities:		
Long-term debt, net of current portion	682,721	670,273
Operating lease liability, net of current portion	144,425	50,788
Deferred income taxes	82,398	109,012
Other long-term liabilities	3,995	5,173
Total long-term liabilities	913,539	835,246
Stockholders' equity:		
Common stock, no par value. Authorized 100,000,000 shares; 26,336,137 and 26,319,754 shares issued; 26,330,058 and 26,317,326 shares outstanding, respectively	26,336	26,320
Paid-in capital	5,457	5,016
Treasury stock, at cost; 6,079 and 2,428 shares	(192)	(107)
Retained earnings	512,088	623,018
Accumulated other comprehensive income (loss):		
Interest rate swaps, net of income taxes of $96 and $412, respectively	245	1,177
Foreign currency translation adjustments	(3,579)	(8,401)
Total stockholders' equity	540,355	647,023
Total liabilities and stockholders' equity	$ 1,771,988	$ 1,786,837

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Income
Years ended December 31, 2025, 2024 and 2023
(In thousands, except per share data)

	2025	2024	2023
Operating revenues:			
Truckload services, including related party amounts of $2,909, $4,120 and $6,682, respectively	$ 182,905	$ 234,397	$ 213,874
Brokerage services	73,913	181,259	244,024
Intermodal services	252,095	300,721	374,667
Dedicated services	337,919	344,210	343,543
Value-added services	711,565	785,448	486,031
Total operating revenues	1,558,397	1,846,035	1,662,139
Operating expenses:			
Purchased transportation and equipment rent, including related party amounts of $18, $147 and $316, respectively	310,435	482,948	571,213
Direct personnel and related benefits, including related party amounts of $75,224, $63,143 and $54,169, respectively	685,540	583,251	542,779
Operating supplies and expenses, including related party amounts of $9,060, $19,248 and $9,221, respectively	205,364	293,883	172,644
Commission expense	17,100	27,285	31,370
Occupancy expense, including related party amounts of $17,938, $14,174 and $13,649, respectively	49,391	44,209	44,301
General and administrative, including related party amounts of $11,276, $12,280 and $12,396, respectively	54,166	56,998	50,189
Insurance and claims, including related party amounts of $16,898, $17,855 and $16,739, respectively	30,090	26,441	27,163
Depreciation and amortization	146,247	124,188	77,036
Impairment expense	124,411	3,720	—
Total operating expenses	1,622,744	1,642,923	1,516,695
Income (loss) from operations	(64,347)	203,112	145,444
Interest income	11,210	4,268	1,454
Interest expense	(49,017)	(34,475)	(24,207)
Other non-operating income	2,142	837	1,608
Income (loss) before income taxes	(100,012)	173,742	124,299
Income tax expense (benefit)	(139)	43,835	31,398
Net income (loss)	$ (99,873)	$ 129,907	$ 92,901
Earnings per common share:			
Basic	$ (3.79)	$ 4.94	$ 3.53
Diluted	$ (3.79)	$ 4.93	$ 3.53
Weighted average number of common shares outstanding:			
Basic	26,328	26,315	26,284
Diluted	26,339	26,348	26,308
Dividends declared per common share	$ 0.42	$ 0.42	$ 0.42

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
Years ended December 31, 2025, 2024 and 2023
(In thousands)

	2025	2024	2023
Net income (loss)	$ (99,873)	$ 129,907	$ 92,901
Other comprehensive income (loss):			
Unrealized changes in fair value of interest rate swaps, net of			
income taxes of $(316), $(44) and $(269), respectively	(932)	(173)	(806)
Foreign currency translation adjustments	4,822	(4,528)	4,085
Total other comprehensive income (loss)	3,890	(4,701)	3,279
Total comprehensive income (loss)..	$ (95,983)	$ 125,206	$ 96,180

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended December 31, 2025, 2024 and 2023
(In thousands)

	2025	2024	2023
Cash flows from operating activities:			
Net income (loss)	$ (99,873)	$ 129,907	$ 92,901
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	146,247	124,188	77,036
Noncash lease expense	29,957	31,073	30,376
Impairment expense	124,411	3,720	—
Amortization of debt issuance costs	1,016	964	808
Gain on marketable equity securities	(1,745)	(838)	(1,041)
Loss (gain) on disposal of property and equipment	4	1,675	(1,650)
Write-off of debt issuance costs	243	—	—
Stock-based compensation	457	779	262
Provision for credit losses	249	(353)	3,773
Deferred income taxes	(27,378)	30,341	10,151
Change in assets and liabilities:			
Trade and other accounts receivable	32,546	35,984	62,503
Contract receivable, prepaid expenses and other assets	17,946	(218,081)	(1,810)
Principal reduction in operating lease liabilities	(30,501)	(32,035)	(30,633)
Accounts payable, accrued expenses, income taxes payable, insurance and claims and other current liabilities	(3,565)	4,468	(29,827)
Due to/from affiliates, net	(5,791)	1,893	376
Other long-term liabilities	(1,177)	(1,314)	(2,979)
Net cash provided by operating activities	183,046	112,371	210,246
Cash flows from investing activities:			
Capital expenditures	(224,175)	(251,603)	(240,554)
Proceeds from the sale of property and equipment	17,744	4,446	3,513
Proceeds from sale of marketable securities	2,984	19	269
Acquisition of businesses, net of cash	—	(215,760)	—
Net cash used in investing activities	(203,447)	(462,898)	(236,772)
Cash flows from financing activities:			
Proceeds from borrowing - revolving debt	561,005	676,028	202,283
Repayments of debt - revolving debt	(654,476)	(387,111)	(180,349)
Proceeds from borrowing - term debt	281,318	191,438	56,186
Repayments of debt - term debt	(148,207)	(104,158)	(74,557)
Dividends paid	(11,057)	(11,053)	(11,040)
Purchases of treasury stock	(85)	(107)	(134)
Capitalized financing costs	(2,413)	—	(947)
Net cash provided by (used in) financing activities	26,085	365,037	(8,558)
Effect of exchange rate changes on cash and cash equivalents	1,811	(7,670)	414
Net increase (decrease) in cash	7,495	6,840	(34,670)
Cash and cash equivalents – January 1	19,351	12,511	47,181
Cash and cash equivalents – December 31	$ 26,846	$ 19,351	$ 12,511

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Cash Flows - Continued
Years ended December 31, 2025, 2024 and 2023
(In thousands)

	2025	2024	2023
Supplemental cash flow information:			
Cash paid for interest	$ 47,979	$ 33,389	$ 23,399
Cash paid for income taxes	$ 20,466	$ 18,590	$ 25,412
Acquisition of businesses:			
Fair value of assets acquired, net of cash	$ —	$ 230,391	$ —
Liabilities assumed	—	(14,631)	—
Net cash paid of acquisitions of businesses	$ —	$ 215,760	$ —

Non-cash operating and investing activities:

During the year ended December 31, 2025, the Company had non-cash activities resulting from $4.3 million of property and equipment purchases included in accounts payable at the end of the period.

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Stockholders' Equity
Years ended December 31, 2025, 2024 and 2023
(In thousands, except per share data)

	Common stock	Paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balances – December 31, 2022	$ 30,997	$ 4,852	$ (96,706)	$ 513,589	$ (5,802)	$ 446,930
Net income	—	—	—	92,901	—	92,901
Other comprehensive income	—	—	—	—	3,279	3,279
Dividends paid ($0.42 per share)	—	—	—	(11,040)	—	(11,040)
Stock based compensation	11	251	—	—	—	262
Purchases of treasury stock	—	—	(134)	—	—	(134)
Balances – December 31, 2023	$ 31,008	$ 5,103	$ (96,840)	$ 595,450	$ (2,523)	$ 532,198
Net income	—	—	—	129,907	—	129,907
Other comprehensive (loss)	—	—	—	—	(4,701)	(4,701)
Dividends paid ($0.42 per share)	—	—	—	(11,053)	—	(11,053)
Stock based compensation	35	744	—	—	—	779
Retirement of treasury stock	(4,723)	(831)	96,840	(91,286)	—	—
Purchases of treasury stock	—	—	(107)	—	—	(107)
Balances – December 31, 2024	$ 26,320	$ 5,016	$ (107)	$ 623,018	$ (7,224)	$ 647,023
Net (loss)	—	—	—	(99,873)	—	(99,873)
Other comprehensive (loss)	—	—	—	—	3,890	3,890
Dividends paid ($0.42 per share)	—	—	—	(11,057)	—	(11,057)
Stock based compensation	16	441	—	—	—	457
Purchases of treasury stock	—	—	(85)	—	—	(85)
Balances – December 31, 2025	$ 26,336	$ 5,457	$ (192)	$ 512,088	$ (3,334)	$ 540,355

See accompanying notes to consolidated financial statements.

(1)   Summary of Significant Accounting Policies

(a) Business

Universal Logistics Holdings, Inc. ("Universal" or the "Company") is a holding company whose subsidiaries provide a variety of customized transportation and logistics solutions throughout the United States and in Mexico and Canada. Our operating subsidiaries provide our customers with supply chain solutions that can be scaled to meet their changing demands. We offer our customers a broad array of services across their entire supply chain, including value-added, dedicated, intermodal and trucking services. Our customized solutions and flexible business model are designed to provide us with a highly variable cost model.

(b) Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions relating to these entities have been eliminated.

Our fiscal year consists of four quarters, each with thirteen weeks.

The Company made certain immaterial reclassifications to items in its prior financial statements so that their presentation is consistent with the format in the financial statements for the period ended December 31, 2025. These reclassifications, however, had no effect on reported consolidated net income, comprehensive income, earnings per common share, cash flows, total assets or stockholders' equity as previously reported.

During the first quarter of 2025, the Company identified certain triggering events related to its intermodal reporting segment. In accordance with FASB Accounting Standards Codification ("ASC") 350 Intangibles—Goodwill and Other and ASC 360 Property, Plant, and Equipment, the Company evaluated certain indefinite and long lived tangible and intangible assets for impairment. The results of those procedures concluded that no impairments were present.

During the third quarter of 2025, the Company completed its annual goodwill impairment tests noting no impairment. In August 2025, the Company identified certain triggering events related to its intermodal reporting segment. In accordance with ASC 350 Intangibles—Goodwill and Other and ASC 360 Property, Plant, and Equipment, the Company evaluated certain indefinite and long lived tangible and intangible assets for impairment and concluded that an impairment was present. As a result, during the thirteen weeks ended September 27, 2025 we recognized impairment charges totaling $124.4 million which consisted of a $101.1 million of goodwill impairment charge and $23.3 million of impairment charges related to certain customer-relationship intangible assets. The valuation of the intermodal reporting unit reflected a reduced demand forecast, lower margins due to the high fixed costs associated with this segment, and a higher discount rate to reflect the company specific risk associated with this reporting unit.

In August 2024, the Company closed its company-managed brokerage operations in Nashville, TN. During the quarter ended September 28, 2024, the Company incurred pre-tax losses of approximately $8.6 million related to these operations. Included in the consolidated statements of income in 2024 were $1.4 million of severance costs recorded in direct personnel and related benefits, $2.8 million of non-cash impairment charges recorded in impairment expense, and $2.4 million of other closing related costs recorded in operating supplies and expenses.

During the third quarter of 2024, the Company identified certain triggering events related to a component of its former company-managed brokerage reporting segment. In accordance with ASC 350 Intangibles—Goodwill and Other and ASC 360 Property, Plant, and Equipment, the Company evaluated certain indefinite and long lived tangible and intangible assets for impairment and recorded an additional goodwill impairment charge of $0.9 million during the quarter ended September 28, 2024. Total goodwill impairment charges recorded during the third quarter of 2024, including in connection with the closure of our company-managed brokerage operations, were $3.5 million.

In June 2024, the Company revised the estimated useful life and salvage values of certain property and equipment. The change resulted in additional depreciation expense of $11.3 million recorded during the quarter ended June 29, 2024.

During the first quarter of 2024, the Company identified certain triggering events related to a component of the intermodal reporting segment. In accordance with ASC 350 Intangibles—Goodwill and Other and ASC 360 Property, Plant, and Equipment, the Company evaluated certain indefinite and long lived tangible and intangible assets for impairment. The results of those procedures concluded that no impairments were present. After performing the evaluation, it was determined that a change in the estimated useful lives of certain definite lived intangible assets was appropriate and was adjusted during the period. The change resulted in additional amortization expense of $8.9 million recorded during the year ended December 31, 2024.

(1) Summary of Significant Accounting Policies—continued

(b) Basis of Presentation—continued

During the first quarter of 2024, we retired 4,722,877 shares of our treasury stock. Upon retirement of the treasury shares, we allocated the excess of the repurchase price over the par value of shares acquired to both retained earnings and paid-in capital. The portion allocated to paid-in capital was determined by applying the average paid-in capital per share, and the remaining portion was recorded to retained earnings. There was no effect on the Company's overall equity position due to the retirement of treasury shares. The Company accounts for treasury stock using the cost method.

Current Economic Conditions

The Company makes estimates and assumptions that affect reported amounts and disclosures included in its financial statements and accompanying notes and assesses certain accounting matters that require consideration of forecasted financial information. The Company's assumptions about future conditions important to these estimates and assumptions are subject to uncertainty, including the negative impact inflationary pressures can have on our operating costs. Prolonged periods of inflation could cause interest rates, equipment, maintenance, labor and other operating costs to continue to increase.

(c) Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the fair value of assets and liabilities acquired in business combinations; carrying amounts of property and equipment and intangible assets; marketable securities; valuation allowances for receivables; and liabilities related to insurance and claim costs. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

We consider all highly liquid investments, purchased with a maturity of three months or less, to be cash equivalents. Accounts at banks with an aggregate excess of the amount of checks issued over cash balances are included as accounts payable in current liabilities in the consolidated balance sheets, and changes in such accounts are reported as cash flows from operating activities in the consolidated statements of cash flows. At times cash held at banks may exceed FDIC insured limits.

(e) Marketable Securities

Marketable equity securities are measured at fair value, with changes in fair value recognized in net income. At December 31, 2025 and 2024, the Company's marketable securities, all of which are available-for-sale, consist of common and preferred stocks with readily determinable fair values. The cost of securities sold is based on the specific identification method, and interest and dividends are included in other non-operating income. See Note 4 "Marketable Securities" for further information on our portfolio.

(f) Accounts Receivable

Accounts receivable are recorded at the net invoiced amount, net of an allowance for credit losses, and do not bear interest. They include amounts for services rendered in the respective period but not yet billed to the customer until a future date, which typically occurs within one month. In order to reflect customer receivables at their estimated net realizable value, we record charges against revenue based upon current information. These charges generally arise from rate changes, errors, and revenue adjustments that may arise from contract disputes or differences in calculation methods employed by the customer. The allowance for credit losses is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience, specific customer collection issues, the aging of our outstanding accounts receivable, and the credit quality of our customers. In determining our allowance for credit losses, we also consider current conditions and forecasts of future economic conditions and their expected impact on collections. Balances are considered past due based on invoiced terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off‑balance‑sheet credit exposure related to our customers. Accounts receivable from affiliates are shown separately and include trade receivables from the sale of services to affiliates.

(1)   Summary of Significant Accounting Policies—continued

(g)Inventories

Included in prepaid expenses and other is inventory used in a portion of our value-added service operations. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. Provisions for excess and obsolete inventories are based on our assessment of excess and obsolete inventory on a product-by-product basis.

At December 31, inventory consists of the following (in thousands):

	2025	2024
Finished goods	$ 8,451	$ 6,609
Raw materials and supplies	1,442	1,660
Total	$ 9,893	$ 8,269

(h)Property and Equipment

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Description	Life in Years
Transportation equipment	3 - 15
Other operating assets	3 - 15
Information technology equipment	3 - 5
Buildings and related assets	10 - 39

The amounts recorded for depreciation expense were $129.6 million, $102.7 million, and $64.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Tire repairs, replacement tires, replacement batteries, consumable tools used in our logistics services, and routine repairs and maintenance on vehicles are expensed as incurred. Parts and fuel inventories are included in prepaid expenses and other. We capitalize certain costs associated with vehicle repairs and maintenance that materially extend the life or increase the value of the vehicle or pool of vehicles.

(i) Intangible Assets

Intangible assets subject to amortization consist of agent and customer relationships, customer contracts, tradenames, non-competition agreements, and trademarks that have been acquired in business combinations. These assets are amortized either over the period of economic benefit or on a straight-line basis over the estimated useful lives of the related intangible asset. The estimated useful lives of these intangible assets range from three to nineteen years.

Our identifiable intangible assets as of December 31, 2025 and 2024 are as follows (in thousands):

	2025			2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite Lived Intangibles:						
Agent and customer relationships	$ 150,902	$ 52,674	$ 98,228	$ 258,746	$ 124,467	$ 134,279
Customer contracts	20,600	20,600	—	20,600	20,600	—
Tradenames	5,500	2,292	3,208	9,500	4,458	5,042
Non-compete agreements	9,415	2,238	7,177	14,870	3,265	11,605
Trademarks	2,500	2,500	—	2,500	2,500	—
Total Identifiable Intangible Assets	$ 188,917	$ 80,304	$ 108,613	$ 306,216	$ 155,290	$ 150,926

(1)   Summary of Significant Accounting Policies—continued

(i) Intangible Assets—continued

Estimated amortization expense by year is as follows (in thousands):

2026	$	11,304
2027		10,918
2028		9,684
2029		9,349
2030		8,231
Thereafter		59,127
Total	$	108,613

As described in Note 1, "Basis of Presentation", the Company identified certain triggering events related to its intermodal reporting segment. As a result, we recorded $23.3 million of impairment charges related to certain customer-relationship intangible assets during the thirteen weeks ended September 27, 2025 related to the intermodal reporting segment.

The amounts recorded for amortization expense were $16.7 million, $21.5 million, and $12.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(j) Goodwill

Goodwill represents the excess purchase price over the fair value of assets acquired in connection with the Company's acquisitions. Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification, or ASC, Topic 350 "*Intangibles – Goodwill and Other*", we are required to test goodwill for impairment annually (in our third fiscal quarter) or more frequently, whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit with goodwill below its carrying amount. We have the option to first assess qualitative factors such as current performance and overall economic conditions to determine whether or not it is necessary to perform a quantitative goodwill impairment test. If we choose that option, then we would not be required to perform a quantitative goodwill impairment test unless we determine that, based on a qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we determine that it is more likely than not, or if we choose not to perform a qualitative assessment, we then proceed with the quantitative assessment. Under the quantitative test, if the fair value of a reporting unit exceeds its carrying amount, then goodwill of the reporting unit is considered to not be impaired. If the carrying amount of the reporting unit exceeds its fair value, then an impairment loss is recognized in an amount equal to the excess, up to the value of the goodwill. During the third quarter of 2025, we completed our goodwill impairment testing by performing a quantitative assessment using the income approach for each of our reporting units with goodwill. The determination of the fair value of the reporting units requires us to make estimates and assumptions related to future revenue, operating income and discount rates. Based on the results of this test, no impairment loss was recognized.

Subsequently, in August 2025, the Company identified certain triggering events related to its intermodal reporting segment. As described in Note 1, "Basis of Presentation", we recorded $101.1 million of goodwill impairment charges during the thirteen weeks ended September 27, 2025 related to the intermodal reporting segment.

As also described in Note 1, "Basis of Presentation", we recorded aggregate impairment charges of $3.5 million during the thirteen weeks ended September 28, 2024 related to reporting units within our former company-managed brokerage segment.

(1)   Summary of Significant Accounting Policies—continued

(j) Goodwill—continued

The changes in the carrying amount of goodwill during the years ended December 31, 2025 and 2024 are as follows (in thousands):

Balance as of January 1, 2024	$	170,730
Acquisition of business		39,493
Goodwill impairment		(3,467)
Balance as of December 31, 2024		206,756
Goodwill impairment		(101,138)
Balance as of December 31, 2025	$	105,618

At both December 31, 2025 and 2024, $95.8 million of goodwill was recorded in our contract logistics segment and $9.8 million in our trucking segment, respectively. At December 31, 2025 and 2024, $0 and $101.1 million of goodwill was recorded in our intermodal segment, respectively.

(k) Long-Lived Assets

Long-lived assets, other than goodwill and indefinite lived intangibles such as property and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group may not be recoverable. If circumstances require a long-lived asset to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by a long-lived asset or group to its carrying value. If the carrying value of the long-lived asset or group is deemed to not be recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market prices and independent third-party appraisals. Changes in management's judgment relating to salvage values and/ or estimated useful lives could result in greater or lesser annual depreciation expense or impairment charges in the future. Indefinite lived intangibles are tested for impairment annually by comparing the carrying value of the assets to their fair value.

(l) Contingent Consideration

Contingent consideration arrangements granted in connection with a business combination are evaluated to determine whether contingent consideration is, in substance, additional purchase price of an acquired enterprise or compensation for services, use of property or profit sharing. Additional purchase price is added to the fair value of consideration transferred in the business combination and compensation is included in operating expenses in the period it is incurred. Contingent consideration related to additional purchase price is measured to fair value at each reporting date until the contingency is resolved. None of the acquired companies in 2024 had contingent consideration arrangements.

(m)   Fair Value of Financial Instruments

For cash equivalents, accounts receivables, accounts payable, and accrued expenses, the carrying amounts are reasonable estimates of fair value as the assets are readily redeemable or short‑term in nature and the liabilities are short-term in nature. Marketable securities, consisting of equity securities, are carried at fair market value as determined by quoted market prices. Our revolving credit and term loan agreements consist of variable rate borrowings. The carrying value of these borrowings approximates fair value because the applicable interest rates are adjusted frequently based on short-term market rates. For our fixed rate promissory notes, the fair values are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. See Note 10 "Fair Value Measurement and Disclosures" for further information.

(n) Deferred Compensation

Deferred compensation relates to our bonus plans. Annual bonuses may be awarded to certain operating, sales and management personnel based on overall Company performance and achievement of specific employee or departmental objectives. Such bonuses are typically paid in annual installments over a three to five-year period. All bonus amounts earned by and due to employees in the current year are included in accrued expenses and other current liabilities. Those that are payable in subsequent years are included in other long-term liabilities.

(1) Summary of Significant Accounting Policies—continued

(o) Closing Costs

Our customers may discontinue or alter their business activity in a location earlier than anticipated, prompting us to exit a customer-dedicated facility. We recognize exit costs associated with operations that close or are identified for closure as an accrued liability in the Consolidated Balance Sheets. Such charges include lease termination costs, employee termination charges, asset impairment charges, and other exit-related costs associated with a plan approved by management. If we close an operating facility before its lease expires, costs to terminate a lease are recognized when an early termination provision is exercised, or we record a liability for non-cancellable lease obligations based on the fair value of remaining lease payments, reduced by any existing or prospective sublease rentals. Employee termination costs are recognized in the period that the closure is communicated to affected employees. The recognition of exit and disposal charges requires us to make certain assumptions and estimates as to the amount and timing of such charges. Subsequently, adjustments are made for changes in estimates in the period in which the change becomes known.

(p) Revenue Recognition

Revenue is recognized as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to receive in exchange for its services.

For our transportation services businesses, which include truckload, brokerage, intermodal and dedicated services, revenue is recognized over time as the performance obligations on the in-transit services are completed. A performance obligation is created when a customer submits a bill of lading for the transportation of goods from origin to destination. Performance obligations are satisfied as the shipments move from origin to destination, and transportation revenue is recognized based on the percentage of the service that has been completed at the end of the reporting period.

Value-added services, which are typically dedicated to individual customer requirements, include lift services, special project development, material handling, consolidation, sequencing, sub-assembly, cross-dock services, kitting, repacking, warehousing and returnable container management. We have elected to use the "right to invoice" practical expedient, reflecting that a customer obtains the benefit associated with value-added services as they are provided.

We are the primary obligor when rendering services and assume the corresponding credit risk with customers. We have discretion in setting sales prices and, as a result, our earnings may vary. In addition, we have discretion to choose and negotiate terms with our multiple suppliers for the services ordered by our customers. This includes owner-operators with whom we contract to deliver our transportation services. As such, revenue and the related purchased transportation and commissions are recognized on a gross basis. Fuel surcharges, where separately identifiable, of $79.6 million, $97.1 million and $118.3 million for the years ended December 31, 2025, 2024 and 2023, respectively, are included in operating revenues.

See Note 3, *"Revenue Recognition,"* for more information on revenue recognition.

(q) Insurance and Claims

Insurance and claims expense represents charges for premiums and the accruals made for claims within our self-insured retention amounts. The accruals are primarily related to auto liability, general liability, cargo and equipment damage, and service failure claims. A liability is recognized for the estimated cost of all self-insured claims including an estimate of incurred but not reported claims based on historical experience and for claims expected to exceed our policy limits. We may also make accruals for personal injury and property damage to third parties, and workers' compensation claims if a claim exceeds our insurance coverage. Such accruals are based upon individual cases and estimates of ultimate losses, incurred but not reported losses, and losses arising from known claims ultimately settling in excess of insurance coverage using loss development factors based upon industry data and past experience. Since the reported accrual is an estimate, the ultimate liability may be materially different from the amount recorded.

If adjustments to previously established accruals are required, such amounts are included in operating expenses in the current period. We maintain insurance with licensed insurance carriers. Legal expenses related to auto liability claims are covered under our insurance policy. We are responsible for all other legal expenses related to claims.

In brokerage arrangements, our exposure to liability associated with accidents incurred by other third-party carriers, who haul freight on our behalf, is reduced by various factors including the extent to which the third party providers maintain their own insurance coverage.

Our insurance expense varies primarily based upon the frequency and severity of our accident experience, insurance rates, coverage limits, and self-insured retention amounts.

(1)   Summary of Significant Accounting Policies—continued

(r) Stock Based Compensation

We record compensation expense for the grant of stock based awards. Compensation expense is measured at the grant date, based on the calculated fair value of the award, and recognized as an expense over the requisite service period (generally the vesting period of the grant). See Note 15 "Stock Based Compensation" for further information.

(s) Income Taxes

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2022. In addition, we file income tax returns in various state, local and foreign jurisdictions. Historically, we have been responsible for filing separate state, local and foreign income tax returns for our self and our subsidiaries. We are no longer subject to state or foreign jurisdiction income tax examinations for years before 2021 and 2020, respectively.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We recognize interest related to unrecognized tax benefits in income tax expense and penalties in other operating expenses.

(t) Foreign Currency Translation

The financial statements of the Company's subsidiaries operating in Mexico and Canada are prepared to conform to U.S. GAAP and translated into U.S. Dollars by applying a current exchange rate. The local currency has been determined to be the functional currency. Items appearing in the Consolidated Statements of Income are translated using average exchange rates during each period. Assets and liabilities of international operations are translated at period-end exchange rates. Translation gains and losses are reported in accumulated other comprehensive income (loss) as a component of stockholders' equity.

(u) Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities and accounts receivable. We maintain our cash and cash equivalents and marketable securities with high quality financial institutions. We perform ongoing credit evaluations of our customers and generally do not require collateral. Our customers are generally concentrated in the automotive, retail and consumer goods, metals, energy and manufacturing industries. During the fiscal years ended December 31, 2025, 2024 and 2023, aggregate sales in the automotive industry totaled 45%, 47% and 43% of revenue, respectively. In 2025, 2024 and 2023, General Motors accounted for approximately 25%, 18% and 20% of our total operating revenues, respectively, and Ford accounted for approximately 6%, 17% and 6%, respectively. In 2025, 2024 and 2023, sales to our top 10 customers, including General Motors and Ford, totaled 59%, 56% and 48%, respectively.

(2)   Recent Accounting Pronouncements

Adoption of New Accounting Standard

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU modifies income tax disclosures by requiring greater disaggregation of information in the rate reconciliations and disclosure of income taxes paid disaggregated by jurisdiction. We adopted this standard on a retrospective basis to all prior periods presented. See Note 12 "Income Taxes" for further information.

(2) Recent Accounting Pronouncements—continued

Accounting Pronouncements Issued but Not Yet Effective

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). The ASU requires new tabular disclosures disaggregating prescribed expense categories within relevant income statement captions. In addition, the ASU requires disclosure of the total amount of selling expenses and, in annual periods, an entity's definition of selling expenses, among other disclosure requirements. This ASU is effective for annual periods beginning in 2027, and for interim periods beginning January 1, 2028. Early adoption is permitted. We are currently evaluating the impact of the new standard, which is limited to financial statement disclosures.

(3) Revenue Recognition

The Company recognizes revenue in accordance with ASU 2014-09, Revenue from Contracts with Customers. The Company broadly groups its services into the following categories: truckload services, brokerage services, intermodal services, dedicated services and value-added services. We disaggregate these categories and report our service lines separately on the Consolidated Statements of Income.

Truckload services include dry van, flatbed, heavy-haul and refrigerated operations. We transport a wide variety of general commodities, including automotive parts, machinery, building materials, paper, food, consumer goods, furniture, steel and other metals on behalf of customers in various industries.

To complement our available capacity, we also provide customers with freight brokerage services by utilizing third-party transportation providers to move freight.

Intermodal services include rail-truck, steamship-truck and support services. Our intermodal support services are primarily short- to medium-distance delivery of rail and steamship containers between the railhead or port and the customer.

Dedicated services are primarily provided in support of automotive and retail customers using van equipment. Our dedicated services are primarily short-run or round-trip moves within a defined geographic area.

Transportation services are short-term in nature; agreements governing their provision generally have a term of one year or less. They do not contain significant financing components. The Company recognizes revenue over the period transportation services are provided to the customer, including service performed as of the end of the reporting period for loads currently in-transit, in order to recognize the value that is transferred to a customer over the course of the transportation service.

We determine revenue in-transit using the input method, under which revenue is recognized based on the duration of time that has lapsed from the departure date (start of transportation services) to the arrival date (completion of transportation services). Measurement of revenue in-transit requires the application of significant judgment. We calculate the estimated percentage of an order's transit time that is complete at period end, and we apply that percentage of completion to the order's estimated revenue.

Value-added services, which are typically dedicated to individual customer requirements, include lift services, material handling, consolidation, sequencing, sub-assembly, cross-dock services, kitting, repacking, warehousing, returnable container management and specialty project development. Value-added revenues are substantially driven by the level of demand for outsourced logistics services and specialty project needs. Major factors that affect value-added service revenue include changes in manufacturing supply chain requirements and production levels in specific industries, particularly the North American automotive and Class 8 heavy-truck industries.

Revenue is recognized as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to receive in exchange for its services. We have elected to use the "right to invoice" practical expedient to recognize revenue, reflecting that a customer obtains the benefit associated with value-added services as they are provided. The contracts in our value-added services businesses are negotiated agreements, which contain both fixed and variable components. The variability of revenues is driven by volumes and transactions, which are known as of an invoice date. Value-added service contracts typically have terms that extend beyond one year, and they do not include financing components.

(3)   Revenue Recognition—continued

In 2024, value-added services included a specialty project development for a specific customer. The specialty project development service was accounted for as a single unit of account (i.e., as a single performance obligation), which was completed in 2024. Revenue was recognized over time as the Company transferred control of the project to the customer. Because we transferred control of the project over time, we recognized revenue to the extent of our progress towards completion of our performance obligations. We use the cost-to-cost method for these contracts, which measures progress towards completion for each performance obligation based on the ratio of costs incurred to date to the total estimated costs at completion for the applicable performance obligation. Incurred cost represented work performed, which corresponds with and thereby best represents the transfer of control to the customer. Revenue, including estimated fees or profits, was recorded proportionately as costs were incurred. Cost of operations consists of labor, materials, subcontractor costs, and other direct and indirect costs, and we included them in operating supplies and expenses on the consolidated statements of income.

The following table provides information related to contract balances associated with our contracts with customers at December 31 (in thousands):

	2025	2024
Prepaid expenses and other - contract assets	$ 287	$ 727

Contract assets in the table above relates to revenue in-transit at the end of the reporting period. We generally receive payment for performance obligations within 45 days of completion of transportation services and 65 days for completion of value-added services. As it relates to our specialty development project contract receivable, we will receive payments in 120 equal monthly installments. During the years ended December 31, 2025 and 2024, we recorded $11.1 million and $4.0 million of interest income, respectively, related to the specialty development project contract receivable. As of December 31, 2023, the contract asset balance was $0.7 million.

See Note 18 "Segment Reporting" for additional information on revenue reported by segment and by geographic region.

(4)   Marketable Securities

Marketable equity securities are carried at fair value, with gains and losses in fair market value included in the determination of net income. The fair value of marketable equity securities is determined based on quoted market prices in active markets, as described in Note 10 "Fair Value Measurement and Disclosures.

The following table sets forth market value, cost, and unrealized gains on equity securities at December 31 (in thousands):

	2025	2024
Fair value	$ 10,351	$ 11,590
Cost basis	5,335	7,264
Unrealized gains	$ 5,016	$ 4,326

The following table sets forth the gross unrealized gains and losses on the Company's marketable securities at December 31 (in thousands):

	2025	2024
Gross unrealized gains	$ 5,259	$ 4,926
Gross unrealized losses	(243)	(600)
Net unrealized gains	$ 5,016	$ 4,326

(4) Marketable Securities—continued

The following table shows the Company's net realized gains on marketable equity securities (in thousands):

	2025	2024	2023
Realized gain			
Sale proceeds	$ 2,984	$ 19	$ 269
Cost basis of securities sold	2,547	17	27
Realized gain	$ 437	$ 2	$ 242
Realized gain, net of taxes	$ 436	$ 1	$ 181

During the years ended December 31, 2025, 2024 and 2023, our marketable equity securities portfolio experienced net unrealized pre-tax gains in market value of approximately $1,308,000, $836,000 and $799,000, respectively, which were reported in other non-operating income for the period.

(5) Acquisitions

On September 30, 2024, the Company acquired all of the outstanding equity interest of Parsec, LLC, OB Leasing, LLC, and Parsec Intermodal of Canada Ltd. (collectively, "Parsec"). Parsec is a provider of lift services to Class I, regional, and short-line railroads across North America. The cash purchase price was $208.4 million, subject to customary post-closing adjustments. Parsec operates within the Company's contract logistics segment. The Company borrowed funds from its existing Revolving Credit Facility to finance the acquisition. We incurred approximately $1.3 million of transaction related costs in the acquisition, which are recorded in operating supplies and expenses on the consolidated statements of income.

On September 13, 2024, the Company acquired certain assets of East Texas Heavy Haul, Inc. ("ETHH"), through a limited asset purchase agreement. We expect the acquisition of ETHH to strategically enhance our specialized heavy-haul wind transportation business and provide for a direct relationship with ETHH's customer base. The total cash purchase price was $7.5 million. The Company used available cash and borrowings on its revolving credit facility to finance the acquisition. We incurred approximately $0.1 million of transaction related costs in the acquisition, which are recorded in operating supplies and expenses on the consolidated statements of income. In connection with the acquisition, the Company also entered into independent contractor agreements with certain sellers pursuant to which sellers may earn commissions totaling $5.0 million, subject to reaching certain milestones.

The Company accounted for the acquisitions in accordance with ASC 805, "Business Combinations." Assets acquired and liabilities assumed were recorded at their estimated fair value at acquisition, with the remaining unallocated purchase price recorded as goodwill. The goodwill recorded is included in our contract logistics segment and is non-deductible for income tax purposes. For each acquisition, the purchase price was allocated to major classes of assets acquired and liabilities assumed at estimated fair values as of the acquisition date. The allocation of the purchase price in each transaction is as follows (in thousands):

	Parsec	ETHH
Current assets	$ 43,456	$ —
Property and equipment	36,314	2,170
Goodwill	39,493	—
Intangible assets	103,300	5,330
Other assets	504	—
Current liabilities	(14,332)	—
Long-term liabilities	(299)	—
	$ 208,436	$ 7,500

(5)   Acquisitions—continued

The intangible assets represent the acquired companies' customer relationships, trade names, and non-competition agreements. The acquired customer relationships are being amortized over a period of eight years to 16 years, tradenames are being amortized over a period of three years, and the non-competition agreements are being amortized over a period of five years to seven years. The Company used the discounted cash flow method to estimate the fair value of these acquired intangible assets.

The following unaudited pro forma results of operations present consolidated information of the Company as if Parsec and ETHH were acquired on January 1, 2023 (in thousands, except per share data):

	Pro Forma Twelve Months Ended	
	December 31, 2024	December 31, 2023
Operating revenues	$ 2,016,365	$ 1,893,606
Income from operations	$ 211,299	$ 151,627
Net income	$ 128,653	$ 87,806
Earnings per common share:		
Basic	$ 4.89	$ 3.34
Diluted	$ 4.88	$ 3.34

The unaudited pro forma consolidated results are presented for illustrative purposes and do not purport to represent what the results of operations would actually have been had we acquired Parsec and ETHH on January 1, 2023. Further, the financial information does not purport to project the future operating results of the Company on a consolidated basis. For the year ended December 31, 2024, actual revenue and operating income of the acquired companies included in Universal's results was $59.5 million and $2.6 million, respectively.

(6)   Accounts Receivable

Accounts receivable amounts appearing in the consolidated financial statements include both billed and unbilled receivables. We bill customers in accordance with contract terms, which may result in a brief timing difference between when revenue is recognized and when invoices are rendered. Unbilled receivables, which usually are billed within one month, totaled $46.0 million and $61.6 million at December 31, 2025 and 2024, respectively. Total accounts receivable at December 31, 2023 was $287.9 million.

Accounts receivable are presented net of an allowance for credit losses. Following is a summary of the activity in the allowance for credit losses for the years ended December 31 (in thousands):

	2025	2024	2023
Balance at beginning of year	$ 7,806	$ 11,229	$ 14,308
Provision (reversals) for credit losses	249	(353)	3,773
Uncollectible accounts written off	(4,147)	(3,070)	(6,852)
Balance at end of year	$ 3,908	$ 7,806	$ 11,229

(7)   Property and Equipment

Property and equipment at December 31 consists of the following (in thousands):

	2025	2024
Transportation equipment	$ 606,135	$ 627,018
Land, buildings and related assets	348,837	272,010
Other operating assets	189,252	150,246
Information technology equipment	28,491	29,680
Construction in process	114,268	92,413
Total property and equipment	1,286,983	1,171,367
Less accumulated depreciation	(467,488)	(429,001)
Total property and equipment, net	$ 819,495	$ 742,366

(8) **Accrued Expenses and Other Current Liabilities**

Accrued expenses and other current liabilities consist of the following items at December 31 (in thousands):

	2025	2024
Accrued payroll	$ 28,587	$ 35,376
Accrued payroll taxes	1,877	3,690
Driver escrow liabilities	2,769	3,989
Legal settlements and claims	2,900	3,200
Commissions, other taxes and other	23,342	24,489
Total	$ 59,475	$ 70,744

(9) **Debt**

Debt is comprised of the following (in thousands):

	Interest Rates at December 31, 2025	December 31, 2025	December 31, 2024
Outstanding Debt:			
Revolving Credit Facility (1) (2)	5.54%	$ 217,380	$ 310,851
CLT Financing (2)	6.84%	193,324	—
Equipment Financing (3)	2.25% to 7.31%	286,317	278,155
Real Estate Facility (4)	5.81%	105,260	122,635
Margin Facility (5)	4.79%	—	—
Debt paid upon refinance:			
UACL Credit Agreement (2)	N/A	—	51,000
Unamortized debt issuance costs		(4,710)	(3,556)
		797,571	759,085
Less current portion of long-term debt		114,850	88,812
Total long-term debt, net of current portion.		$ 682,721	$ 670,273

(1) Our Revolving Credit Facility provides us with a revolving credit commitment of up to $500 million. We may borrow under the Revolving Credit Facility until maturity on September 30, 2027, and this indebtedness bears interest at index-adjusted SOFR, or a base rate, plus an applicable margin based on the Company's leverage ratio. The Revolving Credit Facility is secured by a first-priority pledge of the capital stock of applicable subsidiaries, as well as first-priority perfected security interests in cash, deposits, accounts receivable, and selected other assets of the applicable borrowers. The Revolving Credit Facility includes customary affirmative and negative covenants and events of default, as well as financial covenants requiring minimum fixed charge coverage and leverage ratios, and customary mandatory prepayments provisions. At December 31, 2025, we were in compliance with all covenants under the facility, and $282.6 million was available for borrowing on the revolver.

(2) In October 2025, we completed a credit tenant lease ("CTL") financing transaction by issuing a senior secured promissory note in the principal amount of $195.9 million. We used the net proceeds of the CTL financing to (i) repay in full the outstanding indebtedness under the UACL Credit Agreement and (ii) repay in part existing indebtedness under the Revolving Credit Facility. The note bears interest at a fixed rate of 6.84% per annum and matures on November 15, 2034. The note is secured primarily by our interests under a long-term composite sublease agreement. The CTL debt is non-recourse to the Company and its subsidiaries, except for customary limited-recourse obligations under indemnity and guaranty agreements relating to environmental matters, lease-term compliance, and certain representations, warranties, and covenants. At December 31, 2025, we were in compliance with all covenants under the note.

(9) Debt—continued

(3) Our Equipment Financing consists of a series of promissory notes issued by wholly owned subsidiaries. The equipment notes are secured by liens on specific titled vehicles or operating equipment. The notes are generally payable in 60 monthly installments and bear interest at fixed rates ranging from 2.25% to 7.31%. One equipment note is payable in 72 monthly installment and bears interest at Term SOFR, plus an applicable margin equal to 2.25%.

(4) Our Real Estate Facility consists of a $165.4 million term loan, and the facility matures on April 29, 2032. Obligations under the facility are secured by first-priority mortgages on specific parcels of real estate owned by the Company, including all land and real property improvements, and first-priority assignments of rents and related leases of the loan parties. The credit agreement includes customary affirmative and negative covenants, and principal and interest are payable on the facility on a monthly basis, based on an annual amortization of 10%. The facility bears interest at Term SOFR, plus an applicable margin equal to 2.12%. At December 31, 2025, we were in compliance with all covenants under the facility.

(5) Our Margin Facility is a short-term line of credit secured by our portfolio of marketable securities. It bears interest at Term SOFR plus 1.10%. The amount available under the line of credit is based on a percentage of the market value of the underlying securities. At December 31, 2025, the maximum available borrowings under the line of credit were $5.3 million.

The following table reflects the maturities of our principal repayment obligations as of December 31, 2025 (in thousands):

Years Ending December 31	Revolving Credit Facility	Equipment Financing	Real Estate Financing	CTL Financing	Margin Facility	Total
2026	$ —	$ 83,259	$ 16,535	$ 16,302	$ —	$ 116,096
2027	217,380	77,684	16,535	17,453	—	329,052
2028	—	64,794	16,535	18,685	—	100,014
2029	—	44,153	16,535	20,004	—	80,692
2030	—	14,947	16,535	21,415	—	52,897
Thereafter	—	1,480	22,585	99,465	—	123,530
Total	$ 217,380	$ 286,317	$ 105,260	$ 193,324	$ —	$ 802,281

The Company is also party to an interest rate swap agreement that qualifies for hedge accounting. The Company executed the swap agreement to fix a portion of the interest rate on its variable rate debt. Under the swap agreement, the Company receives interest at Term SOFR and pays a fixed rate of 2.88%. The swap agreement has an effective date of April 29, 2022, a maturity date of April 30, 2027, and an amortizing notional amount of $63.3 million. At December 31, 2025, the fair value of the swap agreement was an asset of $0.3 million. Since the swap agreement qualifies for hedge accounting, the changes in fair value are recorded in other comprehensive income (loss), net of tax. See Note 10, "Fair Value Measurement and Disclosures" for additional information pertaining to interest rate swaps.

(10) Fair Value Measurement and Disclosures

ASC Topic 820, "*Fair Value Measurements and Disclosures,*" defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date and expanded disclosures with respect to fair value measurements.

ASC Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

(10) Fair Value Measurement and Disclosures—continued

We have segregated all financial assets that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below (in thousands):

| | December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Fair Value Measurement
Assets				
Cash equivalents	$ 4	$ —	$ —	$ 4
Marketable securities	10,351	—	—	10,351
Interest rate swap	—	341	—	341
Total Assets	$ 10,355	$ 341	$ —	$ 10,696

| | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Fair Value Measurement
Assets				
Cash equivalents	$ 26	$ —	$ —	$ 26
Marketable securities	11,590	—	—	11,590
Interest rate swap	—	1,589	—	1,589
Total Assets	$ 11,616	$ 1,589	$ —	$ 13,205

The valuation techniques used to measure fair value for the items in the tables above are as follows:

- Cash equivalents – This category consists of money market funds which are listed as Level 1 assets and measured at fair value based on quoted prices for identical instruments in active markets.

- Marketable securities – Marketable securities represent equity securities, which consist of common and preferred stocks, are actively traded on public exchanges and are listed as Level 1 assets. Fair value was measured based on quoted prices for these securities in active markets.

- Interest rate swaps – The fair value of our interest rate swap is determined using a methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on the expectation of future interest rates (forward curves) derived from observed market interest rate curves. The fair value measurement also incorporates credit valuation adjustments reflecting both the Company's nonperformance risk and the respective counterparty's nonperformance risk.

Our Revolving Credit Facility, Real Estate Facility and one equipment note consist of variable rate borrowings. We categorize borrowings under these credit agreements as Level 2 in the fair value hierarchy. The carrying value of these borrowings approximate fair value because the applicable interest rates are adjusted frequently based on short-term market rates.

For our Equipment Financing with fixed rates and CTL, the fair values are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. We categorize borrowings under this credit agreement as Level 2 in the fair value hierarchy. The carrying values and estimated fair values of these promissory notes at December 31, 2025 is summarized as follows:

| | 2025 | |
	Carrying Value	Estimated Fair Value
Equipment promissory notes	$ 272,726	$ 274,363
CTL promissory note	$ 193,324	$ 193,792

We have not elected the fair value option for any of our financial instruments.

(11) Transactions with Affiliates

Matthew T. Moroun is Chair of our Board of Directors and his son, Matthew J. Moroun, is a member of our Board. Certain Moroun family trusts beneficially own a majority of our outstanding shares. Matthew T. Moroun is trustee of these trusts with investment authority over the shares, and Frederick P. Calderone, a member of our Board, is special trustee of these trusts with voting authority over the shares. The Moroun family also owns or significantly influences the management and operating policies of other businesses engaged in transportation, insurance, business services, and real estate development and management. In the ordinary course of business, we procure from these companies certain supplementary administrative support services, including legal, human resources, tax, and IT infrastructure services. The Audit Committee of our Board reviews and approves related party transactions. The cost of these services is based on the actual or estimated utilization of the specific service.

We also purchase other services from our affiliates. Following is a schedule of cost incurred and included in operating expenses for services provided by affiliates for the years ended December 31 (in thousands):

	2025	2024	2023
Insurance	$ 96,500	$ 85,388	$ 76,926
Real estate rent and related costs	17,938	19,674	13,649
Administrative support services	6,898	7,890	6,377
Truck fuel, maintenance and other operating costs	9,060	13,748	9,221
Contracted transportation services	18	147	316
Total	$ 130,414	$ 126,847	$ 106,489

We pay the direct variable cost of maintenance, fueling and other operational support costs for services delivered at our affiliate's trucking terminals that are geographically remote from our own facilities. Such costs are billed when incurred, paid on a routine basis, and reflect actual labor utilization, repair parts costs or quantities of fuel purchased.

We lease 27 facilities from related parties. Our occupancy is based on either month-to-month or contractual, multi-year lease arrangements which are billed and paid monthly. Leasing properties from a related party affords us significant operating flexibility; however, we are not limited to such arrangements. See Note 13, "Leases" for further information regarding the cost of leased properties.

We purchase employee medical, workers' compensation, property and casualty, cargo, warehousing and other general liability insurance from an insurance company controlled by our controlling stockholder. In our Consolidated Balance Sheets, we record our insured claims liability and the related recovery in insurance and claims, and other receivables. At December 31, 2025 and 2024, there were $18.0 million and $19.5 million, respectively, included in each of these accounts for insured claims with an affiliate.

Other services from affiliates, including contracted transportation services, are delivered to us on a per-transaction basis or pursuant to separate contractual arrangements provided in the ordinary course of business. At December 31, 2025 and 2024, amounts due to affiliates were $17.2 million and $23.3 million, respectively.

In 2025, we contracted with an affiliate to provide real property improvements for us totaling $4.4 million. There were no such purchases made during 2024.

In 2024, we purchased trailers from an affiliate totaling $4.5 million. There were no such purchases made during 2025.

(11) Transactions with Affiliates—continued

Services provided by Universal to Affiliates

We periodically assist companies that are owned by our controlling stockholder by providing selected transportation and logistics services in connection with their specific customer contracts or purchase orders. Truck fueling and administrative expenses are presented net in operating expense. Following is a schedule of services provided to our affiliates for the years ended December 31 (in thousands):

	2025	2024	2023
Contracted transportation services	$ 1,973	$ 1,737	$ 5,087
Facilities and related support	936	2,383	1,595
Total	$ 2,909	$ 4,120	$ 6,682

At December 31, 2025 and 2024, amounts due from affiliates were $1.0 million and $1.3 million, respectively.

In 2025, we sold used trailers to an affiliate for $0.4 million. There were no such sales made during 2024.

In 2024, we sold an inactive Mexican subsidiary to an affiliate for approximately $0.1 million. The selling price approximated the book value of the net assets sold, and as such, no gain or loss was recorded.

(12) Income Taxes

A summary of income related to U.S. and non-U.S. operations are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Operations			
U.S. Domestic	$ (100,157)	$ 170,903	$ 120,281
Foreign	145	2,839	4,018
Total pre-tax income	$ (100,012)	$ 173,742	$ 124,299

The provision (benefit) for income taxes attributable to income from continuing operations for the years ended December 31 consists of the following (in thousands):

	2025	2024	2023
Current:			
U.S. Federal	$ 19,991	$ 8,585	$ 15,603
State	6,640	4,820	5,349
Foreign	324	45	26
Total current	26,955	13,450	20,978
Deferred:			
U.S. Federal	(18,600)	28,107	9,612
State	(7,731)	1,382	639
Foreign	(763)	896	169
Total deferred	(27,094)	30,385	10,420
Total	$ (139)	$ 43,835	$ 31,398

(12) Income Taxes—continued

Income tax expense (benefit) attributable to income from continuing operations differs from the federal statutory rates for each of the years ended December 31 as follows (in thousands, except percentages):

	2025		2024		2023	
	$	%	$	%	$	%
U.S. Federal statutory rate	$ (21,003)	21%	$ 36,486	21%	$ 26,103	21%
Nontaxable or nondeductible items						
Nondeductible goodwill impairment	21,239	-21%	—	0%	—	0%
Other	(163)	0%	579	0%	569	0%
State and local, net of federal benefit (1)	54	0%	6,520	4%	4,809	4%
Foreign						
Statutory rate difference between Mexico and US	(184)	0%	234	0%	188	0%
Statutory rate difference between Canada and US	56	0%	35	0%	77	0%
Changes in Canadian valuation allowance	(289)	0%	(31)	0%	(402)	0%
Other foreign	151	0%	12	0%	54	0%
Effective tax rate	$ (139)	0%	$ 43,835	25%	$ 31,398	25%

(1) For each of the years ended December 31, 2025, 2024 and 2023, the majority of state tax expense was paid in Alabama, California, Georgia, Illinois, Michigan, Pennsylvania, and Tennessee.

Income taxes paid during the years ended December 31 are as follows (in thousands):

	2025	2024	2023
Federal	$ 13,250	$ 9,250	$ 15,900
State			
Alabama	459	358	596
California	174	645	1,010
Georgia	622	479	636
Illinois	383	470	408
Michigan	634	611	1,047
Pennsylvania	863	592	1,024
Tennessee	608	373	533
Other state jurisdictions	1,873	3,357	4,204
Foreign			
Mexico	1,567	2,430	—
Other foreign jurisdictions	33	25	54
Total	$ 20,466	$ 18,590	$ 25,412

The changes in our gross unrecognized tax benefits during the years ended December 31 are as follows (in thousands):

	2025	2024	2023
Unrecognized tax benefit – beginning of year	$ 227	$ 278	$ 257
Increases related to current year tax positions	25	13	36
Decreases related to prior year tax positions	(25)	(64)	(15)
Unrecognized tax benefit – end of year	$ 227	$ 227	$ 278

As of December 31, 2025, the total amount of unrecognized tax benefit representing uncertainty in certain tax positions was $0.2 million. These uncertain tax positions are based on recognition thresholds and measurement attributes for the financial statement recognition and measurements of a tax position taken or expected to be taken in a tax return. Any prospective adjustments to our accrual for uncertain tax positions will be recorded as an increase or decrease to the provision for income taxes and would impact our effective tax rate. At December 31, 2025, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease within 12 months. As of December 31, 2025, the amount for both accrued interest and penalties was zero.

(12) Income Taxes—continued

Deferred income tax assets and liabilities at December 31 consist of the following (in thousands):

	2025	2024
Domestic deferred tax assets:		
Allowance for credit losses	$ 1,300	$ 1,970
Other assets	1,305	5,304
Accrued expenses	6,297	6,756
Total domestic deferred tax assets	$ 8,902	$ 14,030
Domestic deferred tax liabilities:		
Prepaid expenses	$ 2,414	$ 1,987
Marketable securities	1,336	901
Intangible assets	5,025	13,112
Property and equipment	82,525	107,042
Total domestic deferred tax liabilities	$ 91,300	$ 123,042
Net domestic deferred tax liabilities	$ 82,398	$ 109,012
Foreign deferred tax assets		
Reserves	$ 442	$ 329
Net operating losses	1,604	1,304
Valuation allowance - foreign	(954)	(1,304)
Total foreign deferred tax asset	$ 1,092	$ 329
Net deferred tax liability	$ 81,306	$ 108,683

In assessing whether deferred tax assets may be realized in the future, management considers whether it is more likely than not that some portion of such tax assets will not be realized. The deferred tax assets and liabilities were reviewed separately by jurisdictions when measuring the need for valuation allowances. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (both ordinary income and taxable capital gains) during the periods in which those temporary differences reverse. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income, reversal of existing taxable temporary differences, projections for future taxable income over the periods in which the domestic deferred tax assets are expected to reverse, and our ability to generate future capital gains, management believes it is more likely than not that we will realize the benefits of these deductible differences. Thus, no valuation allowance has been established for the domestic deferred tax assets.

As of December 31, 2025, we had foreign net operating loss carryforward associated with our Mexican subsidiary with a tax effect of $0.6 million. The net operating loss carryforward will expire in 2035. Although realization is not assured, the Company has concluded that it is more likely than not that the deferred tax asset will be full realized and as such no valuation allowance has been provided. As of December 31, 2024, there was no such net operating loss carryforward associated with our Mexican subsidiary. At December 31, 2025 and 2024, we had foreign net operating loss carryforwards associated with our Canadian and German subsidiaries with a tax effect of $1.1 million and $1.2 million, respectively. Based on the anticipated earnings projections, management had previously recorded a full valuation allowance for the deferred tax assets associated with these entities.

(13) Leases

As of December 31, 2025, our obligations under operating lease arrangements primarily related to the rental of office space, warehouses, freight distribution centers, terminal yards and equipment. Right-of-use assets represent our right to use an underlying asset over the lease term and lease liabilities represent the obligation to make lease payments resulting from the lease agreement. We recognize a right-of-use asset and a lease liability on the effective date of a lease agreement. These assets and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date, using our incremental borrowing rate as of the respective dates of lease inception, as the rate implicit in each lease is not readily determinable. Our incremental borrowing rate is based on collateralized borrowings of similar assets with terms that approximate the lease term when available and when collateralized rates are not available, we use uncollateralized rates with similar terms adjusted for the fact that it is an unsecured rate.

Our lease obligations typically do not include options to purchase the leased property, nor do they contain residual value guarantees or material restrictive covenants. Options to extend or terminate an agreement are included in the lease term when it becomes reasonably certain the option will be exercised. As of December 31, 2025, we were not reasonably certain of exercising any renewal or termination options, and as such, no adjustments were made to the right-of-use lease assets or corresponding liabilities.

Leases with an initial term of 12 months or less, short-term leases, are not recorded on the balance sheet. Lease expense for short-term and long-term operating leases is recognized on a straight-line basis over the lease term. For facility leases, variable lease costs include the costs of common area maintenance, taxes, and insurance for which we pay the lessors an estimate that is adjusted to actual expense on a quarterly or annual basis depending on the underlying contract terms. For equipment leases, variable lease costs may include additional fees associated with using equipment in excess of estimated amounts.

The following table summarizes our lease costs for the years ended December 31, 2025 and 2024, and related information (in thousands):

	December 31, 2025		
	With Affiliates	With Third Parties	Total
Lease cost			
Operating lease cost	$ 16,420	$ 22,523	$ 38,943
Short-term lease cost	528	11,411	11,939
Variable lease cost	722	4,090	4,812
Total lease cost	$ 17,670	$ 38,024	$ 55,694

	December 31, 2024		
	With Affiliates	With Third Parties	Total
Lease cost			
Operating lease cost	$ 9,972	$ 26,101	$ 36,073
Short-term lease cost	512	12,031	12,543
Variable lease cost	917	4,364	5,281
Total lease cost	$ 11,401	$ 42,496	$ 53,897

(13) Leases—continued

The following table summarizes other lease related information as of and for the years ended December 31, 2025 and 2024 (in thousands):

| | December 31, 2025 | | |
	With Affiliates	With Third Parties	Total
Other information			
Cash paid for amounts included in the measurement of operating leases	$ 15,414	$ 23,776	$ 39,190
Right-of-use asset change due to lease termination	$ —	$ (6,929)	$ (6,929)
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 120,433	$ 9,197	$ 129,630
Weighted-average remaining lease term (in years)	8.2	2.6	6.9
Weighted-average discount rate	11.3%	6.6%	10.5%

| | December 31, 2024 | | |
	With Affiliates	With Third Parties	Total
Other information			
Cash paid for amounts included in the measurement of operating leases	$ 10,025	$ 26,904	$ 36,929
Right-of-use asset change due to lease termination	$ —	$ (109)	$ (109)
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 3,916	$ 16,184	$ 20,100
Right-of-use assets obtained due to acquisition of business	$ —	$ 432	$ 432
Weighted-average remaining lease term (in years)	3.8	2.9	3.1
Weighted-average discount rate	7.9%	6.0%	6.5%

Future minimum lease payments under these operating leases as of December 31, 2025, are as follows (in thousands):

	With Affiliates	With Third Parties	Total
2026	$ 24,559	$ 20,556	$ 45,115
2027	23,573	13,481	37,054
2028	24,140	6,162	30,302
2029	24,241	3,442	27,683
2030	24,782	465	25,247
Thereafter	91,186	—	91,186
Total required lease payments	$ 212,481	$ 44,106	$ 256,587
Less amounts representing interest			(82,786)
Present value of lease liabilities			$ 173,801

(14) Retirement Plans

We offer 401(k) defined contribution plans to our employees. The plans are administered by a company controlled by our principal stockholder and include different matching provisions typically ranging from zero to $2,080 per participant annually depending on which subsidiary or affiliate is involved. Certain of these plans also include a discretionary matching provision as determined by the Company. We also participate in certain defined contribution plans for covered employees. The total expense for contributions for retirement plans, including plans related to collective bargaining agreements, was $3.4 million, $2.3 million and $1.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

In connection with a collective bargaining agreement that covered 13 Canadian employees at December 31, 2025, we are required to make defined contributions into the Canada Wide Industrial Pension Plan. At December 31, 2025, 2024 and 2023, the required contributions totaled approximately $14,000, $7,000 and $58,000, respectively.

In connection with a collective bargaining agreement, we are also required to make defined contributions for certain employees into the Western Conference of Teamsters Pension Trust Fund ("WCTPT"). As of December 31, 2025, 751 employees are covered under the plan. For the years ended December 31, 2025 and 2024, WCTPT plan contributions totaled approximately $1.9 million and $0.9 million, respectively. As an employer sponsor of this plan we may be subject to withdraw liability from time to time. No withdraw liability exists at December 31, 2025.

(15) Stock Based Compensation

In May 2025, we granted 2,802 shares of common stock under our equity plan to non-employee directors. These restricted stock awards have a fair value of $22.47 per share, based on the closing price of our stock on the grant date, and vested immediately.

In February 2025, we granted 24,195 shares of restricted stock under our equity plan to certain employees, including 5,887 shares to our Chief Executive Officer and 7,521 shares to our Chief Financial Officer. The restricted stock awards have a grant date fair value of $29.73 per share, based on the closing price of our stock. The shares will vest in four equal installments on each March 15 in 2026, 2027, 2028, and 2029, subject to their continued employment with us.

In February 2025, we granted 1,904 shares of restricted stock under our equity plan to one of our employees. This restricted stock award has a fair value of $27.46 per share, based on the closing price of our stock on the grant date. The shares will vest in four equal installments on each March 15 in 2026, 2027, 2028, and 2029, subject to their continued employment with us.

In May 2024, we granted 1,545 shares of common stock under our equity plan to non-employee directors. These restricted stock awards have a fair value of $45.22 per share, based on the closing price of our stock on the grant date, and vested immediately.

In February 2024, we granted 21,105 shares of restricted stock under our equity plan to certain employees, including 5,160 shares to our Chief Executive Officer and 5,223 shares to our Chief Financial Officer. The restricted stock awards have a grant date fair value of $31.96 per share, based on the closing price of our stock. The shares will vest in four equal installments on each March 15 in 2025, 2026, 2027, and 2028, subject to their continued employment with us.

In May 2023, we granted 3,549 shares of common stock under our equity plan to non-employee directors. These restricted stock awards have a fair value of $25.42 per share, based on the closing price of our stock on the grant date, and vested immediately.

In March 2023, we granted 34,611 shares of restricted stock under our equity plan to certain employees, including 9,134 shares to our Chief Executive Officer and 8,441 shares to our Chief Financial Officer. The restricted stock awards have a grant date fair value of $27.59 per share, based on the closing price of our stock. The shares will vest in four equal installments on each March 15 in 2024, 2025, 2026, and 2027, subject to their continued employment with us.

In September 2021, we granted 2,355 shares of restricted stock under our equity plan to one of our employees. This restricted stock award has a fair value of $20.46 per share, based on the closing price of our stock on the grant date. The shares will vest in five equal increments on each August 9 in 2022, 2023, 2024, 2025 and 2026, subject to continued employment with us.

In February 2020, we granted 5,000 shares of restricted stock under our equity plan to our Chief Financial Officer. This restricted stock award has a fair value of $17.74 per share, based on the closing price of our stock on the grant date. The shares vested on February 20, 2024.

In January 2020, we granted 60,000 shares of restricted stock under our equity plan to our Chief Executive Officer. This restricted stock award has a fair value of $18.82 per share, based on the closing price of our stock on the grant date. The shares will vest in installments of 20,000 shares on January 10, 2024 and January 10, 2026, and installments of 10,000 shares on January 10, 2027 and January 10, 2028, subject to his continued employment with us.

(15) Stock Based Compensation—continued

A grantee's vesting of restricted stock awards may be accelerated under certain conditions, including retirement.

The following table summarizes the status of our non-vested shares and related information for the period indicated:

	Shares	Weighted Average Grant Date Fair Value	
Non-vested at January 1, 2025	85,538	$	24.49
Granted	28,901	$	28.88
Vested	(16,383)	$	27.92
Forfeited	—	$	—
Balance at December 31, 2025	98,056	$	25.21

The total grant date fair value of vested shares recognized as compensation cost was $0.5 million, $0.8 million and $0.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. Included in compensation cost during each of the years ended December 31, 2025, 2024 and 2023 was approximately $0.1 million recognized as a result of the grants of stock to non-employee directors. As of December 31, 2025, there was approximately $2.5 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements. That cost is expected to be recognized on a straight-line basis over the remaining vesting period. As a result, we expect to recognize stock-based compensation expense of $1.0 million in 2026, $0.8 million in 2027, $0.5 million in 2028 and $0.2 million in 2029.

(16) Commitments and Contingencies

Our principal commitments relate to long-term real estate leases and payment obligations to equipment and construction vendors, and for purchases of strategic real estate.

The Company is involved in certain other claims and pending litigation arising from the ordinary conduct of business. We also provide accruals for claims within our self-insured retention amounts. Based on the knowledge of the facts, and in certain cases, opinions of outside counsel, in the Company's opinion the resolution of these claims and pending litigation will not have a material effect on our financial position, results of operations or cash flows. However, if we experience claims that are not covered by our insurance or that exceed our estimated claim reserve, it could increase the volatility of our earnings and have a materially adverse effect on our financial condition, results of operations or cash flows.

At December 31, 2025, approximately 37% of our employees are subject to collective bargaining agreements that are renegotiated periodically, 25% of which are subject to contracts that expire in 2026.

At December 31, 2025, our firm commitments, including for the purchase of equipment and on-going real estate projects, totaled $24.1 million.

(17) Earnings Per Share

Basic earnings per common share amounts are based on the weighted average number of common shares outstanding, excluding outstanding non-vested restricted stock. Diluted earnings per common share include dilutive common stock equivalents determined by the treasury stock method. For the years ended December 31, 2025, 2024 and 2023, there were 11,583, 33,007 and 23,821 weighted average non-vested shares of restricted stock, respectively, included in the denominator for the calculation of diluted earnings per share.

In the year ended December 31, 2025 and 2023, 98,056 and 34,045 shares, respectively, were excluded from the calculation of diluted earnings per share because such shares were anti-dilutive. No such shares were excluded from the calculation of diluted earnings per share for the years ended December 31, 2024.

(18) Segment Reporting

We report our financial results in three distinct reportable segments: contract logistics, intermodal and trucking, which are based primarily on the services each segment provides. This presentation reflects the manner in which management evaluates our operating segments, including an evaluation of economic characteristics and applicable aggregation criteria.

Operations aggregated in our contract logistics segment deliver value-added or dedicated transportation services to support in-bound logistics to industrial customers and major retailers on a contractual basis, generally pursuant to terms of one year or longer. Our intermodal segment is associated with local and regional drayage moves coordinated by company-managed terminals using a mix of owner-operators, company equipment and third-party capacity providers (broker carriers). Operations included in our trucking segment are associated with individual freight shipments coordinated by our agents and company-managed terminals using a mix of owner-operators, company equipment and broker carriers. Other non-reportable segments are comprised of legacy company-managed brokerage operations and the Company's subsidiaries that provide support services to other subsidiaries.

The Company's President and Chief Executive Officer serves as our Chief Operating Decision Maker (CODM). Our CODM is responsible for reviewing segment performance and making decisions regarding the allocation of resources. The CODM uses income from operations compared to budgeted, forecasted, and prior period amounts to assess segment performance. Separate balance sheets are not prepared by segment, and we do not provide asset information by segment to the CODM.

The following tables summarize information about our reportable segments for the fiscal years ended December 31, 2025, 2024 and 2023 (in thousands):

			2025		
	Contract Logistics	Intermodal	Trucking	Other (2)	Total
Total operating revenues (1)................	$ 1,049,484	$ 257,017	$ 251,422	$ 474	$ 1,558,397
Operating expenses:					
Purchased transportation and equipment rent................................	8,571	106,803	183,315	11,746	310,435
Direct personnel and related benefits...	610,034	67,929	7,573	4	685,540
Operating supplies and expenses....	162,162	41,761	13,031	(11,590)	205,364
Commission expense	23	2,671	14,406	—	17,100
Occupancy expense	30,995	21,189	209	(3,002)	49,391
Depreciation and amortization........	88,500	25,977	9,766	22,004	146,247
Other segment expenses (3).............	66,673	152,742	9,192	(19,940)	208,667
Total operating expenses	966,958	419,072	237,492	(778)	1,622,744
Income (loss) from operations....	$ 82,526	$ (162,055)	$ 13,930	$ 1,252	$ (64,347)

(1) Eliminated intersegment revenues in the contract logistics, intermodal and trucking segments were $4.2 million, $0.5 million, and $0.1 million, respectively.

(2) Credits within other non-reportable include allocations and eliminations to the other reportable segments.

(3) Other segment expenses include general and administrative, insurance and claims, impairments, and other corporate allocations to reportable segments.

(18)   Segment Reporting—continued

	2024				
	Contract Logistics	Intermodal	Trucking	Other (2)	Total
Total operating revenues (1)................	$ 1,129,658	$ 308,744	$ 331,982	$ 75,651	$ 1,846,035
Operating expenses:					
Purchased transportation and equipment rent	13,024	134,107	251,567	84,250	482,948
Direct personnel and related benefits..	497,870	73,557	4,385	7,439	583,251
Operating supplies and expenses....	249,090	37,984	12,453	(5,644)	293,883
Commission expense	93	1,889	25,303	—	27,285
Occupancy expense	29,440	17,646	265	(3,142)	44,209
Depreciation and amortization........	53,521	32,944	7,146	30,577	124,188
Other segment expenses (3).............	67,536	38,358	9,900	(28,635)	87,159
Total operating expenses	910,574	336,485	311,019	84,845	1,642,923
Income (loss) from operations....	$ 219,084	$ (27,741)	$ 20,963	$ (9,194)	$ 203,112

(1) Eliminated intersegment revenues in the contract logistics, intermodal and trucking segments were $0.2 million, $3.0 million, and $0.1 million, respectively.
(2) Credits within other non-reportable include allocations and eliminations to the other reportable segments.
(3) Other segment expenses include general and administrative, insurance and claims, impairments, and other corporate allocations to reportable segments.

	2023				
	Contract Logistics	Intermodal	Trucking	Other (2)	Total
Total operating revenues (1)................	$ 829,574	$ 382,610	$ 333,211	$ 116,744	$ 1,662,139
Operating expenses:					
Purchased transportation and equipment rent	14,492	183,808	258,399	114,514	571,213
Direct personnel and related benefits..	447,559	80,831	5,104	9,285	542,779
Operating supplies and expenses....	124,431	45,427	8,625	(5,839)	172,644
Commission expense	151	2,252	28,967	—	31,370
Occupancy expense	28,530	17,590	185	(2,004)	44,301
Depreciation and amortization........	40,483	25,153	2,032	9,368	77,036
Other segment expenses (3).............	46,176	25,945	12,641	(7,410)	77,352
Total operating expenses	701,822	381,006	315,953	117,914	1,516,695
Income from operations..............	$ 127,752	$ 1,604	$ 17,258	$ (1,170)	$ 145,444

(1) Eliminated intersegment revenues in the contract logistics, intermodal and trucking segments were $0.6 million, $3.0 million, and $0.6 million, respectively.
(2) Credits within other non-reportable include allocations and eliminations to the other reportable segments.
(3) Other segment expenses include general and administrative, insurance and claims, and other corporate allocations to reportable segments.

(18) Segment Reporting—continued

We provide a portfolio of transportation and logistics services to a wide range of customers throughout the United States and in Mexico, Canada and Colombia. Revenues attributed to geographic areas are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
United States	$ 1,495,362	$ 1,791,204	$ 1,622,993
Mexico	51,238	49,275	30,462
Canada	10,638	3,377	5,846
Colombia	1,159	2,179	2,838
Total	$ 1,558,397	$ 1,846,035	$ 1,662,139

Net long-lived assets by geographic area are presented in the table below (in thousands):

	Year Ended December 31,	
	2025	2024
United States	$ 866,057	$ 764,497
Mexico	121,167	47,652
Canada	872	3,196
Colombia	761	1,024
Total	$ 988,857	$ 816,369

(19) Subsequent Events

On March 13, 2026, our Board of Directors declared the regular quarterly cash dividend of $0.105 per share of common stock, payable to stockholders of record at the close of business on March 23, 2026 and is expected to be paid on April 3, 2026. Declaration of future cash dividends is subject to final determination by the Board each quarter after its review of our financial condition, results of operations, capital requirements, any legal or contractual restrictions on the payment of dividends and other factors the Board of Directors deems relevant.

During the first quarter of 2026, the Company identified certain triggering events related to a component of the contract logistics reporting segment. In accordance with ASC 350 Intangibles—Goodwill and Other and ASC 360 Property, Plant, and Equipment, the Company is required to evaluate certain indefinite and long lived tangible and intangible assets for impairment. The Company is currently conducting its evaluation.

ITEM 9:   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2025 was carried out under the supervision and with the participation of management, including our principal executive officer and principal financial officer.

Based on this evaluation, and as a result of the material weakness in internal control over financial reporting described below, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025.

Notwithstanding the material weakness described below, management believes that the consolidated financial statements included in this Annual Report on Form 10-K present fairly, in all material respects, our financial condition, results of operations, and cash flows for the periods presented in conformity with U.S. generally accepted accounting principles.

Inherent Limitations over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP"). Our internal control over financial reporting includes those policies and procedures that:

(i)   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

(ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

(iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods is subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Management on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the material weakness described below.

Grant Thornton LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report included herein.

Material Weakness in Internal Control Over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

As previously disclosed, management identified a material weakness related to deficiencies in the Company's controls over financial reporting and financial statement preparation, including insufficient personnel with appropriate technical accounting expertise and ineffective controls over the identification, review and approval of complex accounting transactions and financial statement disclosures related to changes within our business.

As a result of this material weakness, there was a reasonable possibility that a material misstatement of the Company's financial statements would not be prevented or detected on a timely basis.

Remediation Efforts

Management is actively engaged in remediation efforts to address the material weakness.

During 2025 and continuing into 2026, the Company has taken and is continuing to take the following actions:

- enhancing its technical accounting resources through hiring and training initiatives;

- increasing its use of external technical accounting and valuation specialists;

- implementing additional review procedures over the preparation and review of goodwill impairment analyses, including enhanced controls over the identification and validation of reporting unit carrying values and significant assumptions;

- strengthening management review controls over financial statement preparation and complex accounting matters; and

- implementing additional formalized internal control procedures and documentation requirements.

These remediation efforts are ongoing and have not yet been completed. The material weakness will not be considered remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Management is committed to remediating the material weakness as soon as practicable; however, there can be no assurance that these remediation efforts will be successful or that additional deficiencies will not be identified in the future.

Changes in Internal Control Over Financial Reporting

In connection with the identification of the material weakness, management has begun implementing remediation measures as described above.

Other than these remediation activities, there were no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that materially affected our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Universal Logistics Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Universal Logistics Holdings, Inc. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, because of the effect of the material weakness described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

Management identified a material weakness related to deficiencies in the Company's controls over financial reporting and financial statement preparation, including insufficient personnel with appropriate technical accounting expertise and ineffective controls over the identification, review and approval of complex accounting transactions and financial statement disclosures related to changes within the Company's business.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated March 16, 2026 which expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Other Information

We do not express an opinion or any other form of assurance on the Company's remediation efforts.

/s/ GRANT THORNTON LLP

Southfield, Michigan
March 16, 2026

ITEM 9B: OTHER INFORMATION

Trading Arrangements

During the fiscal quarter ended December 31, 2025, none of our directors or executive officers adopted, modified, or terminated any contract, instruction, or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, nor any "non-Rule 10b5-1 trading arrangement," as such terms are defined in Item 408(a) of Regulation S-K.

ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item, with the exception of the Code of Business Conduct and Ethics ("Code of Business Conduct") discussed below, is incorporated herein by reference to the definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2025, in connection with the solicitation of proxies for the Company's 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement").

Controlled Company Status

As described in Item 1A, "Risk Factors—Risks Related to Ownership of Our Common Stock," the Company is a "controlled company" within the meaning of the corporate governance standards of The NASDAQ Global Market. As a result, the Company is eligible to, and may elect to, rely on certain exemptions from NASDAQ corporate governance requirements, including requirements relating to the composition of the Board of Directors and certain Board committees.

Although the Company currently maintains corporate governance practices that it believes are appropriate considering its ownership structure, business, and operations, its status as a controlled company may result in governance practices that differ from those of companies that are not controlled companies. Accordingly, investors should carefully review the discussion of risks related to our controlled company status set forth in Item 1A of this Annual Report on Form 10-K.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer, all other officers, employees, and members of our Board of Directors. The Code of Business Conduct is available on our website at www.universallogistics.com under the "Investor Relations" section. We will provide a copy of the Code of Business Conduct, free of charge, to any stockholder who submits a written request to our Secretary. We intend to disclose any amendment to, or waiver of, any provision of the Code of Business Conduct applicable to our principal executive officer, principal financial officer, or principal accounting officer, if any, on our website within four business days following such amendment or waiver.

ITEM 11: EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the 2026 Proxy Statement.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the 2026 Proxy Statement.

The following table presents information as of December 31, 2025, about equity compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	98,056	$	— (1)	719,554
Equity compensation plans not approved by security holders	—	$	—	—
Total	98,056	$	— (1)	719,554

(1) Reflects shares subject to restricted stock awards and restricted stock unit awards, which do not have an exercise price. As of December 31, 2025, the Company had no outstanding stock options or other equity awards requiring the payment of an exercise price, except as otherwise disclosed in the 2026 Proxy Statement.

The remaining information required by this Item is incorporated herein by reference to the 2026 Proxy Statement.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the 2026 Proxy Statement.

ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the 2026 Proxy Statement.

PART IV

ITEM 15:   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1)   Financial Statements

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 248)	29
Consolidated Balance Sheets	31
Consolidated Statements of Income	32
Consolidated Statements of Comprehensive Income	33
Consolidated Statements of Cash Flows	34
Consolidated Statements of Stockholders' Equity	36
Notes to Consolidated Financial Statements	37

(2)   Financial Statement Schedules

Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included elsewhere in this Form 10-K.

(3)   Exhibits

Exhibit No.	Description
3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on May 2, 2025)
3.2	Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on May 2, 2025)
4.1	Specimen Common Share Certificate (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 filed on November 15, 2004)
4.2*	Description of Capital Stock of the Registrant
4.3	Second Amended and Restated Registration Rights Agreement dated July 28, 2021 among the Registrant and the Moroun Family Holders (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed July 29, 2021)
4.4	Joinder Agreement to Registration Rights Agreement dated August 1, 2023, among Registrant and the Swiftsure Trust (incorporated by reference to Exhibit 4.1 to the Registrant's Report on Form 8-K filed August 3, 2023)
10.1	Service Level Agreement between the Registrant and Data System Services, LLC (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K filed on March 16, 2015)
10.2+	2014 Amended and Restated Stock Option and Incentive Plan (incorporated by reference to Appendix A to the Registrant's Schedule 14A filed on April 29, 2014)
10.3+	Form of Restricted Stock Bonus Award Agreement under the 2014 Amended and Restated Stock Option and Incentive Plan (incorporated by reference to Exhibit B of Appendix A to the Registrant's Schedule 14A filed on April 29, 2014)
10.4+	2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed April 25, 2024)
10.5+	Form of Non-Statutory Stock Option Agreement under the 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed April 25, 2024)
10.6+	Form of Restricted Stock Award Agreement under the 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed April 25, 2024)
10.7	Credit Agreement dated as of April 29, 2022 among UTSI Finance, Inc., UTS Realty, LLC, the lenders party thereto, and Fifth Third Bank, N.A., as agent for the lenders (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 2, 2022)

Exhibit No.	Description
10.8	Confirmation of Transaction, dated April 29, 2022, between Fifth Third Bank, N.A. and UTSI Finance, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 2, 2022)
10.9	Third Amendment Agreement dated October 1, 2025 among Universal Management Services, Inc., certain of its affiliates identified therein as Borrowers, KeyBank National Association, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 3, 2025)
10.10+	Employment Agreement between the Registrant and Tim Phillips (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 14, 2020)
10.11*	Form of Amended and Restated Indemnification Agreement between the Registrant and each of its directors and executive officers with reporting obligations under Section 16 of the Securities Exchange Act of 1934
10.12	Composite Sublease Agreement dated August 12, 2024 between Universal Development of Tennessee, LLC and Ford Motor Company (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on August 13, 2024)
10.13	Limited Indemnity Agreement dated August 12, 2024 between Universal Logistics Holdings, Inc. and Ford Motor Company (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on August 13, 2024)
10.14	Note Purchase Agreement dated October 22, 2025 between UDOT CTL-Funding, LLC and Wilmington Trust, National Association, as Trustee of the Ford (Stanton, TN) Lease-Backed Pass-Through Trust (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 27, 2025)
10.15	Indemnity and Guaranty Agreement dated October 22, 2025 by Universal Logistics Holdings, Inc. and UDOT-CTL-Fund, LLC for Wilmington Trust, National Association, as Trustee of the Ford (Stanton, TN) Lease-Backed Pass-Through Trust (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on October 27, 2025)
19.1*	Securities Trading Policy
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Grant Thornton LLP, independent registered public accounting firm
24*	Powers of Attorney (see signature page)
31.1*	Chief Executive Officer certification, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Chief Financial Officer certification, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Chief Executive Officer and Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, has been formatted in Inline XBRL.

+ Indicates a management contract, compensatory plan or arrangement.
* Filed herewith.
** Furnished herewith.

ITEM 16:   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.


Universal Logistics Holdings, Inc.
(Registrant)


By: */s/ Jude Beres*
Jude Beres, Chief Financial Officer

Date: March 16, 2026

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Tim Phillips and Jude Beres, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Tim Phillips Tim Phillips	Chief Executive Officer (Principal Executive Officer)	March 16, 2026
/s/ Jude Beres Jude Beres	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 16, 2026
/s/ Matthew T. Moroun Matthew T. Moroun	Chairman of the Board	March 16, 2026
/s/ Matthew J. Moroun Matthew J. Moroun	Director	March 16, 2026
/s/ Grant Belanger Grant Belanger	Director	March 16, 2026
/s/ Frederick P. Calderone Frederick P. Calderone	Director	March 16, 2026
/s/ Clarence W. Gooden Clarence W. Gooden	Director	March 16, 2026
/s/ Marcus D. Hudson Marcus D. Hudson	Director	March 16, 2026
/s/ Michael A. Regan Michael A. Regan	Director	March 16, 2026
/s/ Richard P. Urban Richard P. Urban	Director	March 16, 2026
/s/ H.E. "Scott" Wolfe H. E. "Scott" Wolfe	Director	March 16, 2026

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UNIVERSAL LOGISTICS HOLDINGS, INC.

Universal Logistics Holdings, Inc. is a holding company whose subsidiaries provide customized transportation and logistics solutions throughout the United States and in Mexico and Canada. Our operating subsidiaries provide customers a broad array of services across their entire supply chain, including value-added, dedicated, intermodal and trucking services.

CORPORATE INFORMATION

Board of Directors

Matthew T. Moroun
Chairman of the Board

Matthew J. Moroun

Tim Phillips

Grant E. Belanger

Frederick P. Calderone

Clarence W. Gooden

Marcus D. Hudson

Michael A. Regan

Richard P. Urban

H.E. "Scott" Wolfe

Executive Officers

Tim Phillips
Chief Executive Officer

Jude Beres
Chief Financial Officer and Treasurer

Shareholder Information

Inquiries concerning lost stock certificates, changes of address, account status or other questions regarding your stock should be directed to the Company's Transfer Agent

Transfer Agent
Computershare
PO Box 43078
Providence, RI 02940

The Company's annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the SEC are available without charge upon request by accessing the Company's website at _www.universallogistics.com_ or by contacting:

Investor Relations
Universal Logistics Holdings, Inc.
12755 E. Nine Mile Road
Warren, Michigan 48089
(586) 920-0100





UNIVERSAL LOGISTICS HOLDINGS, INC.

Corporate Headquarters

12755 E. 9 Mile Road, Warren, MI 48089 | (586) 920-0100

UniversalLogistics.com